Exhibit 99.1

EXECUTION VERSION

FUTURE PAK, LLC

and

CB BIOTECHNOLOGY, LLC

and

THERATECHNOLOGIES INC.

ARRANGEMENT AGREEMENT

JULY 2, 2025

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of July 2, 2025,

AMONG:

CB Biotechnology, LLC, a Delaware limited liability company.

(the “Purchaser”)

- and -

Future Pak, LLC, a Michigan limited liability company.

(the “Parent”)

- and -

Theratechnologies Inc., a corporation existing under the laws of the Province of Québec.

(the “Company”)

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

Section 1.1 Defined Terms.

In addition to the terms defined elsewhere in this Agreement, including the Schedules attached hereto, as used in this Agreement, the following terms have the following meanings:

“2025 LTIP” means the 2025 long term incentive plan adopted by the Company on April 14, 2025, providing for the grant of cash-based incentive awards.

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement entered into after the date hereof with the Company on customary terms that (a) are not materially less favourable, in the aggregate, to the Company than those contained in the Confidentiality Agreement (it being understood that such agreement need not prohibit the making of any Acquisition Proposal), and (b) do not prohibit the Company from providing any information to the Purchaser in accordance with Article 5.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement or with Parent, Purchaser or their affiliates and other than any transaction involving only the Company and/or one or more of its wholly-owned Subsidiaries, any written offer or proposal from any Person or group of Persons acting jointly or in concert within the meaning of Securities Laws received by the Company after the date of this Agreement relating to (a) any direct or indirect sale or disposition of assets of the Company or any of its Subsidiaries (or any lease, license or other arrangement having the same economic effect) representing 20% or more of the Company Assets or contributing 20% or more of the consolidated annual revenue of the Company; or (b) any direct or indirect acquisition of voting or equity securities of the Company

(including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) representing, when taken together with the voting or equity securities of the Company (including securities convertible into or exercisable or exchangeable for voting or equity securities of the Company) held by any such Person or group of Persons and any Person acting jointly or in concert with such Person or group of Persons, 20% or more of the voting or equity securities of the Company (assuming, if applicable, the conversion, exchange or exercise of such securities convertible into or exercisable or exchangeable for voting or equity securities of the Company); in either case of (a) or (b) whether by way of take-over bid, tender offer, exchange offer, treasury issuance, plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or other transaction involving the Company or any of its Subsidiaries, and whether in a single transaction or a series of related transactions. For purposes of the foregoing, (i) the Company Assets and consolidated annual revenue shall be determined based on the most recent publicly available consolidated financial statements of the Company and (ii) voting power shall be determined based on the class of voting or equity securities outstanding (including securities convertible into or exercisable or exchangeable for voting or equity securities).

“Adverse Effect on Financing” has the meaning specified in Section 4.7(1).

“affiliate” has the meaning specified in Section 1.2(13).

“Agreement” means this arrangement agreement (including the Schedules hereto) as it may be amended, restated, modified or supplemented from time to time in accordance with its terms.

“Anti-Bribery Laws” has the meaning specified in Paragraph (36) of Schedule C.

“Applicable Manufacturing and Distribution Laws” has the meaning specified in Paragraph (18) of Schedule C.

“Arrangement” means an arrangement under Chapter XVI – Division II of the QBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the QBCA to be sent to the Enterprise Registrar at the time contemplated in Section 2.8(2), which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Authorization” means, with respect to any Person, any order, permit, approval, certificate, clearance, certification, accreditation, consent, waiver, registration, license, grant, exemptions, mark, notification, order or similar authorization of, or agreement with, any Governmental Entity that is binding upon or applicable to such Person, or its business, assets or securities.

“Board” means the board of directors of the Company as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.4(2).

“Books and Records” means the books and records of the Company and its Subsidiaries including, to the extent existing, financial, corporate, operations and sales books, records, books of account, sales, purchase and billing records, lists of suppliers and customers, business reports, reports of customer contacts, employee documents and files, human resources materials and all other documents, files, records, and other data and information, financial or otherwise, including all data, information and databases stored on computer-related or other electronic media, and all Tax forms, Tax elections and Tax Returns.

“Borrowers” has the meaning specified in Paragraph (7) of Schedule D.

“Breaching Party” has the meaning specified in Section 4.11(3).

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec and Detroit, Michigan.

“Cash Consideration” means $3.01 in cash per Share.

“CASL” means An Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (S.C. 2010, c. 23), and all regulations promulgated thereunder, as amended or replaced from time to time.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement issued by the Enterprise Registrar in accordance with the QBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(1)(d)(ii).

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of this Agreement.

“Closing” has the meaning specified in Section 2.8(2).

“Closing Funds” has the meaning specified in Section 2.9.

“Code” means the United States Internal Revenue Code of 1986, as amended and the regulations promulgated thereunder.

“Company” has the meaning specified in the preamble.

“Company Assets” means all of the assets (tangible, corporeal, intangible and incorporeal), properties (real, immovable, personal, or movable), rights, interests, Contracts or Authorizations (whether contractual or otherwise) owned, leased, licensed or otherwise used or held for use by the Company or any of its Subsidiaries, including the Company Leased Properties, equipment, fixtures, furniture, furnishings, office equipment, Intellectual Property, and Company Data, to the extent that such Company Data is owned by the Company or any Subsidiary of the Company, for greater certainty, excluding all such Company Data (including Personal Information) that the Company or any of its Subsidiaries processes in its capacity as a provider of its products or services or a data processor or third party service provider pursuant to a Contract.

“Company Data” means any and all information and data, including any Personal Information, collected, processed or otherwise controlled or held by, or in the possession of, the Company or any of its Subsidiaries regarding the Company or its Subsidiaries’ current, former or prospective partners, customers, suppliers, processors, service providers, vendors, Employees, consultants, agents, independent contractors, temporary workers or any other Person.

“Company Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, and delivered by the Company to the Purchaser with the execution of this Agreement.

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR+ and/or EDGAR, on or after December 1, 2023.

“Company Intellectual Property” has the meaning set forth in Section 3.1 (28)(b).

“Company Lease” means any lease, sublease, license, occupancy agreement, or other agreement pursuant to which the Company or any of its Subsidiaries is vested with rights to use or occupy the Company Leased Properties, as amended, modified or supplemented or renewed.

“Company Leased Property” means any real property leased, subleased, licensed or otherwise used or occupied by the Company or any of its Subsidiaries.

“Company Owned Intellectual Property” means all Intellectual Property owned in whole or in part or controlled by the Company or any of its Subsidiaries.

“Company Related Parties” has the meaning specified in Section 8.3(2).

“Confidentiality Agreement” means the non-disclosure and non-use agreement entered into between the Company and the Parent, dated April 15, 2025 and amended May 1, 2025, as the same may be further amended or modified from time to time.

“Consideration” means the consideration to be received pursuant to the Plan of Arrangement for each Share consisting of the Cash Consideration and one (1) CVR.

“Constating Documents” means, with respect to a Person, the organizational or constitutional documents of such Person, including articles of incorporation, amalgamation, arrangement or continuation, certificate of incorporation, articles and memorandum of association, by-laws and any and all other constating documents (including certificates, notices, partnership agreements and unanimous shareholders agreements) of the specified Person, in each case as applicable, and all amendments thereto or restatements thereof.

“Contract” means any written binding agreement, commitment, engagement, contract, franchise, license, lease, sublease, obligation, note, bond, mortgage, indenture, deferred or conditioned sale agreement, general sales agent agreement, undertaking or joint venture, in each case, together with any amendment, modification or supplement thereto, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound or to which any of their respective properties (including the Company Leased Properties) or assets is subject.

“Contingent Value Rights Agreement” means the contingent value rights agreement in the form attached hereto as Schedule F.

“Copyleft License” means any license of Intellectual Property that provides that, as a condition to the use, modification, distribution or hosting of such licensed Intellectual Property, that such licensed rights in and to such Intellectual Property, or any other Intellectual Property rights incorporated therein, derived from, based on, linked to, or used or distributed with such licensed Intellectual Property, be licensed, distributed, or otherwise made available: (i) in a form other than binary or object code (e.g., in source code form); (ii) under terms that permit redistribution, reverse engineering, or creation of derivative works or other modification; or (iii) without a license fee.

“Court” means the Superior Court of Québec.

“Covered Employee” has the meaning specified in Section 4.14(1).

“Credit Facilities Termination” has the meaning specified in Section 4.9.

“CVR” means a right to receive additional cash payments in accordance with the terms of the Plan of Arrangement and the Contingent Value Rights Agreement and governed by the Contingent Value Rights Agreement.

“D&O Support and Voting Agreement” means each support and voting agreement entered into between the Purchaser and a director or member of Senior Management substantially in the form of Schedule E.

“Data Room” means all documents and other material contained as of 5:00 p.m. on the day before the date of this Agreement in the virtual data room established by the Company.

“Data Security Breach” means any material incident, actual or suspected, breach of security, accidental or unlawful unauthorized access to, acquisition of, disclosure, use, loss, denial or loss of use, alteration, destruction, compromise, intrusion, attack, theft, exfiltration, or any unauthorized Processing of Company Data, including Personal Information, in the possession or control of the Company or any of its Subsidiaries, and Persons acting on their behalf, or any other breach of the protection of such information or any incident, act or omission that may or compromises the security, integrity, or confidentiality of any Personal Information or IT Systems used in the Ordinary Course by the Company and each of its Subsidiaries.

“Debt Commitment Letter” has the meaning specified in Paragraph (7) of Schedule D.

“Debt Financing” has the meaning specified in Paragraph (7) of Schedule D.

“Debt Financing Related Parties” means the entities, including the Debt Financing Sources, that have committed to provide or arrange (or in the future commit to provide or arrange) any Debt Financing in connection with the transactions contemplated hereby, including the parties named in any joinder agreements, credit agreements, indentures, notes or other agreements entered into pursuant or relating thereto, their affiliates, and their and their affiliates’ respective former, current and future directors, officers, managers, members, stockholders, partners, employees, trustees, agents, advisors and other Representatives, and successors and permitted assigns of any of the foregoing.

“Debt Financing Sources” has the meaning specified in Section 8.20.

“Definitive Debt Documentation” has the meaning specified in Section 4.7(1).

“Depositary” means such Person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DOL” means the United States Department of Labor.

“DSU” means a deferred share unit of the Company granted to eligible participants under the DSU Plan.

“DSU Plan” means the deferred share unit plan adopted by the Company on December 14, 2010, as amended on February 7, 2012 and May 16, 2017.

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning specified in the Plan of Arrangement.

“Employee Plans” means all employee benefit plans, including “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder (“ERISA”), health, welfare, medical, dental, life insurance, supplemental unemployment benefit, fringe benefit, retirement, bonus, profit sharing, savings, insurance, equity incentive (including the Incentive Plans), other forms of incentive compensation, deferred compensation, death benefit, retention, change in control, disability, pension, retirement, supplemental retirement, and all other similar, plans, programs, practices, policies, agreements or arrangements, whether written or unwritten, whether or not subject to ERISA, whether fully insured or self-funded, whether qualified or nonqualified, whether funded or unfunded, for the benefit of current or former Employees, consultants, independent contractors, officers or directors or agents of the Company or any of its Subsidiaries, which are maintained, sponsored by, contributed to, or binding upon the Company or any of its Subsidiaries or in respect of which the Company or any of its Subsidiaries has any actual or potential liability or obligation, including on account of an ERISA Affiliate (other than employment or consulting agreements), but does not include any statutory plans administered by a Governmental Entity, including the Canada Pension Plan, Québec Pension Plan and plans administered pursuant to applicable federal, state or provincial health, workers’ compensation or employment/unemployment insurance legislation.

“Employees” means all current employees of the Company and its Subsidiaries, as the case may be, as of the date of this Agreement, including part time and full-time employees, in each case, whether active or inactive, unionized or non-unionized.

“Enterprise Registrar” means the enterprise registrar (Registraire des entreprises) appointed by the Minister of Employment and Social Solidarity (Québec).

“Environmental Laws” means all Laws relating in any way to the environment, preservation or reclamation of natural resources, the protection of endangered or threatened species, the presence, management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, transportation, processing, production, remediation, or Release of, or exposure to, Hazardous Substances, or to human health and safety, including Laws of the states, provinces, and local municipalities where all real property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries is located, each of their foreign and international equivalents, any transfer of ownership notification or approval statute, as each has been amended and the regulations promulgated pursuant thereto, and all Authorizations issued pursuant to such Laws, agreements, or other statutory requirements.

“ERISA” has the meaning specified in the definition of Employee Plans.

“ERISA Affiliate” has the meaning specified in paragraph (33)(i) of Schedule C.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Exchangeable Receipt Consideration” means the aggregate consideration required to be delivered to the holder of Exchangeable Subscription Receipts in accordance with the Plan of Arrangement.

“Exchangeable Subscription Receipts” means the pre-funded exchangeable subscription receipts of the Company exchangeable into Shares on a one-for-one basis, issued pursuant to an exchangeable subscription receipt agreement dated October 31, 2023 between the Company and Investissement Québec.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Capital Market.

“Excluded Information” has the meaning specified in Section 4.8(1).

“Existing Credit Facilities” means, collectively (i) the $40,000,000 three-year non-dilutive, senior secured syndicated credit facilities, including a $20,000,000 accordion feature, pursuant to the credit agreement entered into by the Company and Toronto-Dominion Bank, as agent, bookrunner and lender, on November 27, 2024, and (ii) $15,000,000 second ranking secured subordinated term loan pursuant to the subordination agreement entered into by the Company and Investissement Québec on November 27, 2024.

“Existing Financing Agreement” means the financing agreement dated as of July 2, 2021 (as amended to the date hereof) by and among, inter alios, the Parent, [redacted – borrower name], as borrowers, the guarantors named therein, as guarantors, the lenders from time to time party thereto, as lenders, [redacted – collateral agent name], as collateral agent and administrative agent, and [redacted – originating agent name], as origination agent.

“Existing Financing EOD” has the meaning specified in Paragraph (8)(b) of Schedule D.

“Fairness Opinions” means, collectively, (a) the opinion of Barclays Capital Inc. to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders and (b) the opinion of Raymond James Ltd. to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders is fair, from a financial point of view, to such holders.

“FDA” means the United States Food and Drug Administration.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under the QBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“[redacted – lender name]” has the meaning specified in Paragraph (7) of Schedule D.

“Government Official” means any official, employee, or Representative of any Governmental Entity or public international organization, any political party or employee thereof, or any candidate for political office.

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality (including, without limitation, the FDA, the United States Drug Enforcement Administration or any other foreign, federal, state, provincial, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials), (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority.

“Hazardous Substance” means any material, substance or waste, in any form, that is defined, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” “radioactive,” “medical” or words of similar meaning or regulatory effect, including petroleum and its by-products, asbestos in any form, polychlorinated biphenyls, radon, mold, urea formaldehyde insulation, silica, chlorofluorocarbons, per- and polyfluoroalkyl substances, and all other ozone-depleting substances.

“HIPAA” means Health Insurance Portability and Accountability Act of 1996, Pub. L. No. 104-191, the privacy standards adopted by the U.S. Department of Health and Human Services.

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards.

“Incentive Plans” means, collectively, the Omnibus Plan, the Share Option Plan, the SAR Plan, the DSU Plan and the 2025 LTIP.

“Incentive Securities” means, collectively, the Options, the SARs and the DSUs.

“Incentive Securities Consideration” has the meaning specified in Section 2.7(2).

“Incremental Lenders” has the meaning specified in Paragraph (7) of Schedule D.

“Indebtedness” means, with respect to any Person, without duplication: (a) all obligations of such Person for borrowed money or with respect to loans, deposits or advances of any kind to such Person, (b) all obligations of such Person evidenced by letters of credit, bonds, debentures, notes or similar instruments, (c) all obligations of such Person under capitalized leases or purchase money obligations of such Person, (d) all obligations of such Person for the deferred purchase price of property, goods or services (other than trade payables in the Ordinary Course, but including all earn-out payments, seller notes and other similar payments, calculated as maximum amount payable under or pursuant to such obligation), (e) all monetary obligations of such Person owing under Swap Contracts or similar financial instruments (which amount shall be calculated based on the amount that would be payable by such Person if the relevant Contract or instrument were terminated on the date of determination) (f) all indebtedness under any conditional sale or other title retention agreement and with respect to property acquired and (g) all guarantees, indemnities or financial assistance obligations of such Person of, or in respect of, any Indebtedness of any other Person specified in clauses (a) through (g) of this definition, and including, for each of the clauses above, all principal, interest, prepayment premiums and penalties, and expenses and fees payable in connection therewith.

“Intellectual Property” means all intellectual property, in any jurisdiction throughout the world, whether or not registrable, including all: (a) patents, applications for patents and reissues, divisionals, continuations, renewals, re-examinations, extensions and continuations-in-part of patents or patent applications, (b) proprietary and non public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, models, formulas, algorithms, processes, designs, technology, technical data, schematics, formulae and customer lists, and proprietary rights in documentation relating to any of the foregoing, (c) copyrights, copyright registrations and applications for copyright registration, (d) integrated circuit, topographies, integrated circuit topography registrations and applications, mask works, mask work registrations and applications, (e) designs, design registrations, design registration applications, industrial designs, industrial design registrations and industrial design applications, (f) trade names, business names, corporate name, domain names, social media accounts and user names, social media identifiers and identities, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing, (g) all intellectual property rights in and to Software and technology, and (h) any other intellectual property and industrial property rights throughout the world.

“Interim Order” means the interim order of the Court pursuant to the QBCA, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Investment Canada Act” means the Investment Canada Act (Canada).

“IRS” means the United States Internal Revenue Service.

“IT Systems” has the meaning specified in paragraph (29) of Schedule C.

“[redacted – lender name]” has the meaning specified in Paragraph (7) of Schedule D.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common or civil), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree or ruling, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Locked-Up Shareholders” means each of the directors of the Company and each member of Senior Management.

“Manufacturing and Distribution Authorizations” has the meaning specified in Paragraph (18) of Schedule C.

“Matching Period” has the meaning specified in Section 5.4(1)(d).

“Material Adverse Effect” means any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (contingent or otherwise) of the Company and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a)

any change, development, event, occurrence, effect, state of facts or circumstance generally affecting the industries or segments in the United States or Canada in which the Company and/or its Subsidiaries operate or carry on their business;

(b)

any change or development in (i) currency exchange, interest or inflationary rates, (ii) general economic, business, regulatory, political or market conditions, including, without limitation, the imposition or adjustment of trade barriers, tariffs, charges, levies, import or export duties or similar economic measures in the industry in which Company operates, or (iii) financial, securities or capital markets in Canada, the United States or in global financial or capital markets;

(c)	any hurricane, flood, tornado, earthquake or other natural disaster, man-made disaster, superior force (as defined in the Civil Code of Québec) or any worsening thereof;

(d)	any epidemic, pandemic or disease outbreak (including the COVID-19 pandemic) or any worsening thereof;

(e)	commencement or continuation of a war (whether or not declared), armed hostilities, including the escalation or worsening thereof, or acts of crime or terrorism;

(f)	any change in Law or IFRS or changes in regulatory accounting or Tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(g)

any action taken (or omitted to be taken) by the Company or any of its Subsidiaries that is required to be taken (or prohibited to be taken) or that is taken (or omitted to be taken) with the prior written consent of the Purchaser or the Parent pursuant to this Agreement;

(h)

any change in the market price or any change in the trading volume of any securities of the Company, or any suspension of trading in securities generally on any securities exchange on which any securities of the Company trade, or any changes in any analysts recommendation or ratings with respect to the Company;

(i)	the identity of, or any facts or circumstances relating to the Parent, the Purchaser or their respective affiliates;

(j)	any matter which has been disclosed by the Company in the Company Disclosure Letter prior to the date of this Agreement;

(k)

the failure by the Company to meet any internal forecasts, projections or earnings guidance or expectations, or any external forecasts, projections or earnings guidance or expectations provided or publicly released by the Company or equity analysts; or

(l)

the execution, announcement, pendency or performance of this Agreement or consummation of the Arrangement, including (i) any steps taken pursuant to Section 4.4, (ii) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with any Governmental Entity or any of their current or prospective employees, customers, Securityholders, financing sources, vendors, distributors, counterparties, insurance underwriters, suppliers or partners, (iii) any change of control, retention, severance or bonus payments owing to any of the Employees, and (iv) any amendment to any Employee Plan completed in connection with the Arrangement;

provided, however, if any change, event, occurrence, effect, state of facts and/or circumstance referred to in clauses (a) through to and including (f) above has a materially disproportionately adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other comparable entities operating in the industries and businesses in which the Company and its

Subsidiaries operate, such effect may be taken into account in determining whether a Material Adverse Effect has occurred (in which case only the incremental disproportionate adverse effect may be taken into account in determining whether there has occurred a Material Adverse Effect). References in certain sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Authorization” means any Authorization to which the Company or any of its Subsidiaries is a party to or is required to hold that is material to the Company and its Subsidiaries, taken as a whole, to conduct its business.

“Material Contract” means any Contract (other than any Employee Plan except as specifically listed below):

(a)

under which the Company or any of its Subsidiaries has received payment in excess of $250,000 during the fiscal year ended November 30, 2024, or expects to receive in excess of $250,000 during the fiscal year ending November 30, 2025;

(b)

under which the Company or any of its Subsidiaries has made payments in excess of $250,000 during the fiscal year ended November 30, 2024, or is obligated to make payment in excess of $250,000 in any twelve (12) month period, other than with respect to Company Leased Properties;

(c)

relating to (i) the Existing Credit Facilities or any other Indebtedness (currently outstanding or which may become outstanding) of the Company or any of its Subsidiaries, (ii) the guarantee of any liabilities or obligations of a Person other than the Company or any of its Subsidiaries, in each case excluding guarantees or intercompany liabilities or obligations between two or more Persons each of whom is a Subsidiary of the Company or between the Company and one or more Persons each of whom is a Subsidiary of the Company, or (iii) any Swap;

(d)

providing for the purchase, sale or exchange of, or option to purchase, sell or exchange (including any put, call or similar right), any property or asset where the unpaid purchase or sale price or agreed value of such property or asset exceeds $250,000 during the remaining life of the Contract;

(e)	that limits or restricts in any material respect the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area;

(f)	that contains any non-compete or exclusivity provisions with respect to the main line of business in which the Company or any of its Subsidiaries is currently engaged;

(g)	that contains a right of first refusal, first offer or similar preferential right to purchase or acquire any right, asset or property of the Company and its Subsidiaries;

(h)

that relates to the acquisition or disposition of any business, product line, stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) other than acquisitions of inventory or supplies in the OrdinaryCourse;

(i)	with the Material Customer;

(j)	with a Material Supplier;

(k)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(l)	that obligates the Company or any of its Subsidiaries to make any capital investment or capital expenditure in excess of $250,000 during the remaining life of the Contract;

(m)

providing for any termination, severance, retention, transaction or change in control payments in respect of any Employee, officer, director, consultant, agent, or other individual service provider of the Company or any of its Subsidiaries in excess of $250,000 for any one Person;

(n)	in excess of $250,000 with any Person with whom the Company or any of its Subsidiaries does not deal at arm’s length other than (i) with a Subsidiary or (ii) with the Company;

(o)

involving the settlement of any lawsuit in excess of $250,000 with respect to which (i) there is any material unpaid amount owing by, or other material remaining obligation of, the Company or any of its Subsidiaries; or (ii) material conditions precedent to the settlement thereof have not been satisfied;

(p)

pursuant to which the Company or any Subsidiary is granted any license, covenant-not-to-assert or other right (including any assignment or right to receive royalties or other payments) with respect to any Intellectual Property;

(q)

granting any third party any license, covenant-not-to-assert or other right (including any assignment or any right to receive royalties or other payments) with respect to any Intellectual Property outside of the Ordinary Course;

(r)	that relates to any Research Program (including the generation or collection of data from any Research Program) that has reached a Phase I clinical trial stage; or

(s)

agreements pursuant to which the Company or any Subsidiary settled any action, litigation, suit or other judicial or administrative proceeding, claim, assertion, or threat with respect to Intellectual Property, including settlement agreements, coexistence agreements, and consent agreements.

“Material Customer” means the sole customer of the Company and its Subsidiaries during the 12-month period ended November 30, 2024.

“Material Supplier” means the five (5) largest suppliers of the Company and its Subsidiaries (on a consolidated basis) by dollar amounts of purchases made by the Company and its Subsidiaries (on a consolidated basis) during the 12-month period ended November 30, 2024.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (in Québec, Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions).

“Misrepresentation” means (a) a misrepresentation for purposes of applicable Canadian Securities Laws, or (b) any untrue statement of a material fact or an omission to state a material fact that is required to be stated in a report or that is necessary to make a statement in a report not misleading in light of the circumstances in which they are made, in each case, for the purposes of applicable U.S. Securities Laws.

“Money Laundering Laws” has the meaning specified in Paragraph (38) of Schedule C.

“NI 51-102” means National Instrument 51-102 - Continuous Disclosure Obligations (in Québec, Regulation 51-102 respecting Continuous Disclosure Obligations).

“NI 52-109” means National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (in Québec, Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings).

“OHSA” has the meaning specified in Paragraph (32) of Schedule C.

“Open Source Software” means any software that is licensed, provided or distributed under any open source license (including any Copyleft License), including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license.

“Omnibus Plan” means the omnibus incentive plan of the Company effective May 29, 2025.

“Options” means all outstanding options to purchase Shares issued pursuant to the Share Option Plan.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees, stipulations or similar actions taken or entered by or with, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent with the past or reasonably prudent business practices of such Party or such Subsidiary and is taken in the ordinary course of the operations of the business of such Party or such Subsidiary.

“Outside Date” means December 2, 2025 (as such date may be extended pursuant to the immediately succeeding proviso) or such later date as may be agreed to in writing by the Parties.

“Parent” has the meaning set forth in the preamble and, in accordance with Section 8.12, any of its successors or permitted assigns.

“Parties” means, collectively, the Company, the Parent and the Purchaser and “Party” means any one of them, as the context requires.

“Payoff Letter” has the meaning specified in Section 4.9.

“Permitted Contest” means any action taken by the Company or a Subsidiary thereof in good faith by appropriate Proceedings diligently pursued to contest any Taxes, claims or Liens, provided that (a) the Company has established reasonable reserves therefor in accordance with IFRS, (b) proceeding with such contest would not reasonably be expected to have a Material Adverse Effect, and (c) proceeding with such contest will not create a material risk of loss of, or interference with the use or operation of, a material part of the Company Assets.

“Permitted Liens” means, in respect of the Company or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes which are not due or delinquent or which are the subject of a Permitted Contest;

(b)

Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets, provided that adequate reserves are being maintained on the books of the Company as required by IFRS;

(c)

municipal by-laws, regulations, zoning law, building or land use restrictions and other limitations imposed by any Governmental Entity having jurisdiction over real property and any other restrictions affecting or controlling the use, marketability or development of real property in each case, that do not, individually or in the aggregate, materially or adversely impact the current use of such affected property, or the leases or subleases of such real property in the ordinary course of business;

(d)

the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant or permit of the Company or any of its Subsidiaries, to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(e)	any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent;

(f)	any encroachments by any structure located on the Company Assets onto any adjoining lands provided that such encroachments do not have a Material Adverse Effect;

(g)	Liens arising under conditional sales contracts and equipment leases with third parties entered into in the Ordinary Course;

(h)	statutory landlords’ liens granted to landlords under any Company Leased Properties;

(i)

any Liens granted under, in connection with, or permitted by, any credit, loan or other financing Contracts that have been disclosed in the Company Disclosure Letter, including the Existing Credit Facilities;

(j)

Liens encumbering a landlord’s interest of the real property underlying a Company Leased Property in each case, that do not, individually or in the aggregate, materially or adversely impact the current use of the affected property by the applicable tenant in the ordinary course of business;

(k)

such other imperfections of title or Liens as do not, in each case or in the aggregate, materially affect the use of the properties or assets subject thereto or affected thereby, materially detract from the value of or properties or assets subject thereto or affected thereby, or otherwise materially impair business operations at such properties; or

(l)	any Liens disclosed in Section 1.1 of the Company Disclosure Letter.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Personal Information” means any and all information or data, in any form, (i) which relates to a natural person or that directly or indirectly, alone or in combination with other information allows for the identification of such natural person (ii) that is defined as “personal information”, “personally identifiable information”, “personal data”, “Protected Health Information” “personal health information”, “health and social services information”, or any similar terms under or pursuant to any applicable Privacy and Data Security Laws, and (iii) any Transferred Information.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.6(1).

“Privacy Agreements” means any contracts, commitments, obligations or responsibilities to affiliated and unaffiliated third parties, including individuals, governing privacy, the protection and the Processing of Personal Information, compliance with Privacy and Data Security Laws, and any other commitments, obligations, or responsibilities related to privacy and data protection, into which the Company or any of its Subsidiaries has entered or is otherwise bound.

“Privacy and Data Security Laws” means any applicable Laws, to the extent applicable, with which the Company or any of its Subsidiaries is required to comply relating to privacy and data protection, governing the collection, use, disclosure, transfer, communication, protection, storage or other handling of Personal Information, including under the Act respecting the protection of personal information in the private sector, CQLR c P-39.1 (Quebec) and substantially similar provincial legislation, CASL, and all regulations promulgated thereunder, each as amended or replaced from time to time, together with all findings, interpretation bulletins, guidance documents and fact sheets issued by the relevant privacy regulators, and/or relating to the privacy of Personal Information, the Processing of Personal Information, the security of Personal Information and data breach disclosure and notification, including any and all applicable laws related to personal health information, such as HIPAA.

“Privacy Commitments” means any and all obligations applicable to the Company and any of its Subsidiaries under any (a) Privacy and Data Security Laws, (b) Privacy Policies, and/or (c) Privacy Agreements, in which the Company or any of its Subsidiaries is or has been a member or is otherwise binding on the Company or any of its Subsidiaries.

“Privacy Policy” means any written policies, procedures or notices that concerns the collection, use, disclosure, transfer, communication, protection, storage or other handling of Personal Information, made by the Company or any of its Subsidiaries related to the Processing of Personal Information, including website or mobile app privacy policies or notices and policies or notices related to the privacy of employees, individual contractors, temporary workers, and job applicants.

“Processing” (or its conjugates) means any operation or set of operations that is performed upon data, including Personal Information, whether or not by automatic means, such as collection, recording, organization, structuring, transfer, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction, or instruction, training or other learning relating to such data or combination of data, including Personal Information.

“Proceeding” means any suit, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing or other proceeding commenced, brought, conducted or heard by or before, any Governmental Entity.

“Purchaser” has the meaning specified in the preamble and, in accordance with Section 8.12, any of its successors or permitted assigns.

“QBCA” means the Business Corporations Act (Québec).

“Registered IP” has the meaning specified in Paragraph (28) of Schedule C.

“Regulatory Approvals” means any Authorization, permit, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required to be obtained in connection with the transactions contemplated by this Agreement, but does not include the required notification filing to be made pursuant to Section 11(b) of the Investment Canada Act, which Purchaser is required to file within thirty (30) days following Closing.

“Representative” means, with respect to any Person, any officer, director, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

“Required Amount” has the meaning specified in Paragraph (7) of Schedule D.

“Required Information” means any pertinent information regarding the Company and any of its Subsidiaries as may be reasonably requested by the Purchaser (or its Debt Financing Sources) to the extent such information is required in order to consummate the Arrangement or otherwise in connection with the arrangement or consummation of the Debt Financing, including, without limitation, preparation of the disclosure schedules, materials for lender and/or diligence meetings and presentations, certificates, authorizations and/or other documents related to the Debt Financing, payoff letters and information regarding the assets of the Company and its Subsidiaries to facilitate the pledging of collateral in connection with the Debt Financing. Notwithstanding anything to the contrary in this definition, nothing will require the Company or any of its Subsidiaries to provide (or deemed to require the Company to prepare) any Excluded Information.

“Required Shareholder Approval” has the meaning specified in Section 2.2(2).

“Research Programs” means all research and development programs, pre-clinical and clinical trials, pre-clinical and clinical studies conducted by the Company or any of its Subsidiaries and the results therefrom.

“Reverse Termination Fee” has the meaning specified in Section 8.2(5).

“Reverse Termination Fee Event” has the meaning specified in Section 8.2(5).

“Safety Measures” means commercially reasonable actions in response to an epidemic, pandemic or disease outbreak and which a Person believes necessary to take or refrain from taking in the operation of their business as a result thereof in order to comply with any health, quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, mask wearing, temperature taking, personal declaration, curfew, shut down, closure, safety, sequester, travel restrictions or other similar Laws, or any other similar directives issued by any Governmental Entity in connection with or in response to an epidemic, pandemic or disease outbreak.

“Sanctions” has the meaning specified in Paragraph (37) of Schedule C.

“SAR” means a share appreciation right of the Company granted to eligible participants under the SAR Plan.

“SAR Plan” means the share appreciation rights plan of the Company dated October 4, 2018.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada, the SEC and the Exchanges.

“Securities Laws” means the Securities Act (Québec), the United States Securities Act of 1933, the Exchange Act, and any other applicable securities Laws and the rules and published policies of the Exchanges.

“Securityholders” means, collectively, the Shareholders and the holder of Exchangeable Subscription Receipts, Warrants and Incentive Securities.

“SEDAR+” means the System for Electronic Document Analysis and Retrieval maintained on behalf of the applicable Securities Authorities.

“Senior Management” means the following members of senior management of the Company: the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Medical Officer, the Global Commercial Officer, and the General Counsel and Corporate Secretary.

“Share Option Plan” means the Company’s share option plan, as last amended as at May 9, 2023.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the capital of the Company.

“Software” means any computer software or program, firmware, tools, data, databases, implementations of algorithms, and program interfaces (both in source code or object code form), including any software as a service or other cloud-based system in use, and all proprietary rights (including in documentation and other materials) related to any of the foregoing.

“Special Committee” means the special committee consisting of independent members of the Board formed in connection with the Arrangement and the other transactions contemplated by this Agreement.

“Subsidiary” has the meaning specified in Section 1.2(12).

“Superior Proposal” means an unsolicited Acquisition Proposal to acquire not less than all of the outstanding Shares, other than Shares owned by the Person or Persons making the Acquisition Proposal, or all or substantially all of the Company Assets on a consolidated basis that:

(a)	complies with applicable Securities Laws and did not result from a breach of Article 5 in any material respect;

(b)

the Board determines in good faith, after consultation with its financial advisors and outside legal counsel and upon recommendation of the Special Committee, is reasonably capable of being completed, taking into account, all financial, legal, regulatory and other aspects of such proposal;

(c)	is not subject to any financing condition;

(d)	is not subject to any due diligence or access condition; and

(e)

the Board (or any relevant committee thereof) determines in good faith, after consultation with its financial advisors and outside legal counsel, would, if consummated in accordance with its terms, result in a transaction which is more favourable, from a financial point of view, to the Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(2)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(c).

“Swaps” means any transaction which is a derivative, rate swap transaction, basis swap, forward rate transaction, commodity swap, hedge, commodity option, equity or equity index swap, equity index option, bond option, interest rate option, forward foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures Contract or other similar transaction (including any option with respect to any of these transactions or any combination of these transactions).

“Tax Act” means the Income Tax Act (Canada).

“Tax Return” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated Tax returns and reports, withholding Tax returns and reports, and information returns and reports) required to be filed in respect of Taxes, including any amendments, modifications, or schedules of any of the foregoing.

“Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, volume, quantity, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, Indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal or property, health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment/unemployment insurance, health insurance, parental insurance and government pension plan premiums or contributions, (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b), (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) above as a result of any obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning specified in Section 4.11(3).

“Termination Fee” has the meaning specified in Section 8.2(2).

“Termination Fee Event” has the meaning specified in Section 8.2(2).

“Termination Notice” has the meaning specified in Section 4.11(3).

“Third Party Beneficiaries” has the meaning specified in Section 8.9(1).

“Transferred Information” means the Personal Information to be disclosed or conveyed to the Purchaser and the Parent by or on behalf of the Company and any of its Subsidiaries as a result of or in conjunction with the transactions contemplated by this Agreement, and includes all such Personal Information disclosed to the Purchaser and Parent prior to the execution of this Agreement.

“Treasury Regulations” means the Treasury Regulations promulgated under the Code.

“Warrants” means the 5,000,000 share purchase warrants of the Company expiring February 27, 2030, exercisable into an aggregate of 1,250,000 Shares, at an exercise price of $2.30 per Share.

“Warrant Consideration” means all amounts required to be paid and rights required to be issued to the holders of the Warrants in accordance with the Plan of Arrangement.

“Willful Breach” means a material breach of this Agreement that is a consequence of an act or omission by the Breaching Party with the actual knowledge that the taking of such act or failure to act, as applicable, would, or would be reasonably expected to, cause a material breach of this Agreement.

Section 1.2 Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)

Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation”, and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The terms “made available” or “provided” on Schedule C means copies of the subject materials were included in the Data Room.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Company Disclosure Letter have the meanings ascribed to them in this Agreement.

(6)

Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the Company or its Subsidiaries, it is deemed to refer to the actual knowledge of Senior Management in their respective capacity as officers of the Company and not in their personal capacity, after making reasonable inquiries of such Persons (that are direct reports) as they reasonably consider necessary as to the matters that are the subject of the representations and warranties.

(7)

Accounting Terms. Except as otherwise specifically provided for in this Agreement, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the Company required to be made shall be made in a manner consistent with IFRS.

(8)

Statutory References. Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, restated, supplemented, novated, re-enacted or replaced and includes all schedules, annexes, appendices and other attachments to it.

(9)

Agreement References. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated or replaced and any reference in a Contract, including this Agreement, shall mean such agreement or contract, as the same may be amended, renewed, supplemented, extended, novated and/or restated from time to time in accordance with its terms, and includes all schedules, annexes, appendices and other attachments to it.

(10)

Computation of Time. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Agreement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(11)	Time References. References to time are to local time, Montreal, Québec.

(12)

Subsidiary Covenants and Agreements. To the extent any covenants or agreements relate, directly or indirectly, to a Subsidiary of the Company, the Parent or the Purchaser, as applicable, each such provision shall be construed as a covenant by the Company, the Parent or the Purchaser, as applicable, to cause such Subsidiary to perform the required action or refrain from taking such action.

(13)

Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. A Person is considered to “control” another Person if: (i) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person.

(14)	Schedules. The schedules attached to this Agreement form an integral part of this Agreement for all purposes of it.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement.

The Company and the Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

Section 2.2 Interim Order.

As soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meeting to be convened in accordance with Section 2.3(1), the Company shall apply to the Court in a manner reasonably acceptable to both the Company and the Purchaser pursuant to Chapter XVI – Division II of the QBCA and, in cooperation with the Purchaser, prepare, file and diligently pursue an application for the Interim Order, which must provide, among other things:

(1)	for the classes of Persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(2)

that the required level of approval (the “Required Shareholder Approval”) for the Arrangement Resolution shall be (i) the favourable vote of holders of at least 66 2/3% of the votes cast on the Arrangement Resolution by the holders of Shares present in person or represented by proxy at the Meeting and (ii) if required, the favourable vote of holders of not less than a simple majority of the votes cast on the Arrangement Resolution by holders of Shares present in person or represented by proxy at the Meeting (excluding for the purposes of clause (ii), votes attached to Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101);

(3)	that, in all other respects, the terms, restrictions and conditions of the Company’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(4)

for the grant of the Dissent Rights to those Shareholders who are registered Shareholders as of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting and who remain registered Shareholders prior to the deadline for exercising Dissent Rights, as contemplated in the Plan of Arrangement;

(5)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(6)

that the Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Meeting or obtaining any vote of the Shareholders and that notice of any such adjournment(s) or postponement(s) shall be given by such method as the Board may determine is appropriate in the circumstances;

(7)	confirmation of the record date for the purposes of determining the Shareholders entitled to receive notice of and to vote at the Meeting in accordance with the Interim Order;

(8)

that the record date for the Shareholders entitled to notice of and to vote at the Meeting will not change in respect of any adjournment(s) or postponement(s) of the Meeting, unless required by Law; and

(9)

for such other matters as may be reasonably required or requested by the Purchaser or the Company, subject to obtaining the prior consent of the Parties, such consent not to be unreasonably withheld, conditioned or delayed.

Section 2.3 Meeting.

Subject to the terms of this Agreement and the receipt of the Interim Order, the Company shall:

(1)	in consultation with the Purchaser, fix and publish a record date for the purposes of determining Shareholders entitled to receive notice of an vote at the Meeting;

(2)

convene and conduct the Meeting in accordance with the Interim Order, the Company’s Constating Documents and Law as soon as reasonably practicable after the date hereof, and in any event on or before October 2, 2025, and shall not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed, except:

(a)	in the case of an adjournment, as required for quorum purposes;

(b)	as required or permitted under Section 5.4(5);

(c)	as required by Law or by a Governmental Entity; or

(d)

for adjournments or postponements for not more than ten (10) Business Days in the aggregate for the purposes of attempting to solicit proxies to obtain the requisite approval of the Arrangement Resolution (it being understood that the Company may not postpone or adjourn the Meeting more than once pursuant to this clause (d) without the Purchaser’s prior written consent, not to be unreasonably withheld, conditioned or delayed).

(3)

use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser, acting reasonably, using proxy solicitation services firms reasonably acceptable to and at the expense of the Purchaser, to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Shareholder that is inconsistent with the Arrangement Resolution, provided that, the Company shall not be required to continue to solicit proxies from the Shareholders in favour of the approval of the Arrangement Resolution, or take any other actions under this Section 2.3(2)(3), if a Change in Recommendation has been made in accordance with this Agreement;

(4)

provide the Purchaser with copies of, or access to, all material information regarding the Meeting generated by the Company’s transfer agent or any dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser;

(5)	give notice to the Purchaser of the Meeting and allow the Purchaser’s Representatives and outside legal counsel to attend the Meeting;

(6)

advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(7)

as promptly as reasonably practicable (and in any event within forty-eight (48) hours of receipt) advise the Purchaser of any material written communication received from, or claims brought by, any Person in opposition to the Arrangement or relating to the purported exercise or withdrawal of Dissent Rights by Shareholders (other than non-substantive communications), and subject to Law, shall provide the Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any such Person and to participate in any subsequent discussions, negotiations or Proceedings with, relating to or including any such Shareholder or such claims;

(8)

not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any claims described in the immediately preceding clause (7), including any exercise or purported exercise of Dissent Rights, in each case, without the prior written consent of the Purchaser;

(9)

not change the record date for Shareholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or the Interim Order, or the Purchaser’s written consent is provided; and

(10)

at the reasonable request of the Purchaser from time to time, (i) provide the Purchaser with a list (in both written and electronic form) of (A) the registered Shareholders, together with their addresses and respective holdings of Shares, (B) the names, addresses and holdings of all Persons having rights issued by the Company to acquire Shares (including holders of Incentive Securities), and (C) participants and book-based nominee registrants such as CDS & Co, CEDE & Co, and DTC, and non-objecting beneficial owners of Shares, together with their addresses and respective holdings of Shares, and (ii) require that its transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Shareholders, and list of securities positions and other assistance as the Purchaser may reasonably request.

Section 2.4 Circular.

(1)

Subject to the Purchaser’s compliance with Section 2.4(4), the Company shall, (i) as promptly as reasonably practicable after the date of this Agreement, prepare and complete the Circular together with any other documents required by Law in connection with the Meeting and the Arrangement, and (ii), as promptly as reasonably practicable after obtaining the Interim Order, cause the Circular and such other documents to be filed with the applicable Securities Authorities and sent to each Shareholder and other Persons as required by the Interim Order and Law. Notwithstanding anything to the contrary stated above, prior to filing the filings referred to above (or, in each case, any amendment or supplement thereto) or responding to any comments of the Securities Authorities with respect thereto, the party responsible for filing such document shall consult with the other party and provide the other party an opportunity to review and comment on such document or response. The Company shall cause the Circular and such other documents to be filed with the applicable Securities Authorities and sent to each Shareholder and other Persons as required by the Interim Order and Law.

(2)

On the date of mailing thereof, the Company shall ensure that the Circular complies in all material respects with the Interim Order and Law, does not contain any Misrepresentation (other than in respect to any information with respect to the Purchaser and the Parent or their respective affiliates that is furnished by or on behalf of the Purchaser or the Parent or their affiliates for inclusion in the Circular, for which the Company shall not be responsible) and provides the Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular must include: (a) a summary and a copy of the Fairness Opinions, (b) unless a Change in Recommendation has been made in accordance with this Agreement, a statement that the Special Committee has received the Fairness Opinions and has, after receiving advice from its financial advisor and outside legal counsel, unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution, (c) unless a Change in Recommendation has been made in accordance with this Agreement, a statement that the Board has received the Fairness Opinions and has, after receiving advice from its financial advisor and outside legal counsel and the unanimous recommendation of the Special Committee, unanimously determined that the Arrangement Resolution is in the best interests of the Company and is fair to the Shareholders and that the Board unanimously recommends that the Shareholders vote in favour of the Arrangement Resolution (the “Board Recommendation”), (d) a copy of the Interim Order, (e) a statement that each of the Locked-Up Shareholders has entered into a D&O Support and Voting Agreement pursuant to which, subject to the terms thereof, such Locked-Up Shareholder has agreed to vote all of his, her or its Shares in favour of the Arrangement Resolution, and (f) the text of the Arrangement Resolution.

(3)

The Company shall give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by the Purchaser or the Parent and its outside legal counsel, and agrees that all information relating solely to the Purchaser or the Parent that is furnished in writing by or on behalf of the Purchaser or the Parent for inclusion in the Circular or other related documents must be in a form and content satisfactory to the Purchaser, acting reasonably.

(4)

The Purchaser shall provide, on a timely basis, in writing to the Company all necessary information concerning the Purchaser and the Parent, as applicable, that is required by Law to be included by the Company in the Circular or other related documents and shall ensure that such information does not contain any Misrepresentation. Notwithstanding the foregoing and for the avoidance of doubt, no covenant is made by the Company with respect to any of the information supplied in writing by or on behalf of the Purchaser, the Parent or any of their affiliates for inclusion or incorporation by reference in the Circular.

(5)

The Purchaser hereby indemnifies and saves harmless the Company, its Subsidiaries and their respective Representatives (and for the purposes hereof, the Purchaser acknowledges and agrees that the Company is contracting as agent and trustee for and on behalf of such Subsidiaries and Representatives) from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any Subsidiary of the Company or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Circular or other related documents that was provided by the Purchaser and its Representatives in writing for inclusion in the Circular or other related documents, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authority or other Governmental Entity based on such a Misrepresentation or alleged Misrepresentation.

(6)

Each Party shall promptly notify the other Parties if it becomes aware that the Circular or any related document contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement, or such other document and any related news release as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Shareholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity.

Section 2.5 Final Order.

(1)

If the Interim Order is obtained and the Arrangement Resolution is approved at the Meeting in accordance with the terms of the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Chapter XVI – Division II of the QBCA as soon as reasonably practicable following approval of the Arrangement Resolution at the Meeting.

Section 2.6 Court Proceedings.

(1)

The Purchaser and the Parent shall cooperate with and assist the Company in, and consent to the Company, seeking and diligently pursuing the Interim Order and the Final Order, including by providing the Company on a timely basis any information regarding the Purchaser or the Parent as reasonably requested by the Company or as required by Law to be supplied by the Purchaser or the Parent in connection therewith.

(2)	In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, in each case subject to applicable Law, the Company shall:

(a)	diligently pursue, and the Parties shall cooperate with each other in diligently pursuing, the Interim Order and the Final Order;

(b)

provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment upon drafts of all materials to be filed with, or submitted to, the Court or the Enterprise Registrar in connection with the Arrangement, including drafts of the applications for the Interim Order and the Final Order, affidavits, Interim Order and Final Order, and give reasonable consideration to all such comments of the Purchaser and its outside legal counsel, provided that all information relating to the Purchaser, its affiliates or the Debt Financing Sources, as applicable, included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably;

(c)

provide to the Purchaser and its outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement;

(e)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(f)

if the Company is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, only do so after notice to, and in consultation and cooperation with, the Purchaser;

(g)

not unreasonably object to the outside legal counsel to the Purchaser making such submissions on the hearing of the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided the Purchaser provides copies to the Company of any notice of appearance, applications or other documents supporting such submissions with sufficient time prior to the hearing and same are satisfactory to the Company, acting reasonably, and such submissions are consistent with this Agreement and the Plan of Arrangement; and

(h)

not, unless required to do so under Law (in which case a copy will be provided to the Purchaser, to the extent permitted by Law), file any materials with, or make any submissions to, the Court, the Autorité des marchés financiers under the QBCA or the Enterprise Registrar in connection with the Arrangement or serve any such material, or modify or amend, or agree to modify or amend, any materials so filed or served, except as contemplated by this Agreement (including, for greater certainty, Section 2.6(2)(b)) or with the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided that the Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations, or diminishes or limits the Purchaser’s rights, set forth in any such filed or served materials or under this Agreement, the Arrangement or the D&O Support and Voting Agreements.

Section 2.7 Treatment of Exchangeable Subscription Receipts, Warrants and Incentive Securities.

(1)	The Parties acknowledge that the Exchangeable Subscription Receipts, Warrants and Incentive Securities shall be treated in accordance with the provisions of the Plan of Arrangement.

(2)

Promptly after the Effective Time (but in any event, no later than five (5) Business Days following the Closing), the Purchaser shall cause the Company to pay to the former holders of Incentive Securities, through the payroll systems of the Company, all amounts required to be paid to the holders of Incentive Securities in accordance with the Plan of Arrangement (the “Incentive Securities Consideration”), less any Tax withholding required under Section 2.10, in respect of such Incentive Securities. The Purchaser shall also cause the Company to remit any Taxes withheld under Section 2.10 and any other payroll Taxes payable, in each case, in respect of such Incentive Securities, to the appropriate Governmental Entities and within the time limits permitted by applicable Laws.

(3)

The Parties acknowledge that, in respect of any Incentive Securities Consideration paid to a holder of Options in respect of the Options pursuant to the Plan of Arrangement who is a resident of Canada or who is employed in Canada (both within the meaning of the Tax Act): (a) the Company shall (i) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act and any applicable corresponding provincial Tax legislation, and (ii) provide evidence in writing of such elections to such holders of Options, in the form(s) prescribed in respect of the Tax Act it being understood that holders of Options will be entitled to claim any deductions available to such Persons pursuant to paragraph 110(1)(d) of the Tax Act and any applicable corresponding provincial Tax legislation in respect of the calculation of any benefit arising from the surrender of such Options and that the Company will deduct and withhold Taxes in accordance with the Tax Act and any applicable provincial Tax legislation on that basis, and (b) no deduction will be claimed in respect of any such payments in respect of which such an election is made in computing the income of the Company or of any person not dealing at arm’s length with the Company under the Tax Act and any applicable provincial Tax legislation.

Section 2.8 Articles of Arrangement and Effective Time.

(1)	The Articles of Arrangement shall include and implement the Plan of Arrangement.

(2)

The closing of the Arrangement (the “Closing”), including the filing of the Articles of Arrangement with the Enterprise Registrar, shall occur as soon as reasonably practicable (and in any event not later than seven (7) Business Days) after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions set out in Article 6 (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties.

(3)

From and after the Effective Time, the Plan of Arrangement shall have all of the effects provided by applicable Law, including the QBCA. The Closing will take place (i) by remote communication and by the exchange of documents by electronic transmission or (ii) or such other location as may be agreed upon by the Parties.

Section 2.9 Payment of Cash Consideration.

(1)

Following receipt by the Purchaser of (a) the Final Order and (b) confirmation of the filing in escrow of the Articles of Arrangement with the appropriate regulator in accordance with Section 2.8(2), the Purchaser shall deposit, or cause to be deposited, into escrow with the Depositary or such other Person as mutually agreed to by the Company, the Purchaser and the Incremental Lenders each acting reasonably (the terms and conditions of such escrow to (x) provide that if the Arrangement is not completed in accordance with the terms hereof on or prior to a date and time to be agreed, return to the Incremental Lenders any funds deposited by the Incremental Lenders with the Depositary (or such other Person as mutually agreed to by the Company, the Purchaser and the Incremental Lenders each acting reasonably) and (y) otherwise be satisfactory to the each of the Incremental Lenders, the Company and the Purchaser, each acting reasonably) sufficient funds to satisfy the aggregate (i) Cash Consideration payable to the Shareholders and to the holder of Exchangeable Subscription Receipts pursuant to the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement), (ii) Warrant Consideration and the Incentive Securities Consideration (including any payroll Taxes in respect thereof in the case of the latter), (iii) payments made by the Company to its Employees as contemplated in Schedule 3.1(32)(c) and Schedule 3.1(33)(c) in the amounts set forth on Schedule 3.1(32)(c) and Schedule 3.1(33)(c) of the Company Disclosure Letter, (iv) advisory fees and transaction expenses in connection with this Agreement and the Arrangement and (v) the Credit Facilities Termination (the amounts described in the foregoing clauses (i) -(v), the “Closing Funds”). Following confirmation by the Depositary (or such other Person as mutually agreed to by the Company, the Purchaser and the Incremental Lenders, each acting reasonably) of all Closing Funds, the Company shall instruct the appropriate regulator with whom the Articles of Arrangement have been filed to issue the filed Articles of Arrangement. Upon receipt by the Purchaser of the filed Articles of Arrangement, the Depositary (or such other Person as mutually agreed to by the Company, the Purchaser and the Incremental Lenders each acting reasonably) will disburse the Closing Funds to (A) pay the Cash Consideration payable to the Shareholders and holders of Exchangeable Subscription Receipts, (B) the Company to be used by the Company to (1) satisfy the Warrant Consideration and the Incentive Securities Consideration (including all payroll Taxes thereof), (2) make payments to its Employees as contemplated in Schedule 3.1(32)(c) and Schedule 3.1(33)(c) in the amounts set forth on Schedule 3.1(32)(c) and Schedule 3.1(33)(c) of the Company Disclosure Letter, and (3) to pay advisory fees and transaction expenses at Closing, and (C) repay the Company’s existing lenders pursuant to the Payoff Letters to effect the Credit Facilities Termination.

Section 2.10 Withholding Rights.

(1)

Notwithstanding anything to the contrary in this Agreement or the Plan of Arrangement, each of the Purchaser, the Parent, the Company, the Depositary or any other Person that makes a payment hereunder shall be entitled to deduct or withhold any amount otherwise payable under this Agreement and the Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights or to former Shareholders or former holders of Exchangeable Subscription Receipts, Warrants or Incentive Securities) to any Person, such amounts as it is directed to deduct and withhold or is required to deduct and withhold with respect to such payment under the Tax Act, the Code, or any provision of any Law and remit such deduction and withholding amount to the appropriate Governmental Entity. To the extent that amounts are so properly deducted and withheld and remitted to the appropriate Governmental Entity, such deducted and withheld amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to such Person, in respect of which such deduction and withholding and remittance was made. As at the date hereof, the Purchaser acknowledges that it does not intend, based on current Canadian tax Law, to deduct or withhold any amount of Canadian Taxes in respect of amounts payable pursuant to the Contingent Value Rights Agreement.

Section 2.11 Adjustment of Consideration

(1)

If, on or after the date of this Agreement, the Company sets a record date for any dividend or other distribution on the Shares that is prior to the Effective Date, then the Consideration to be paid per Share shall be reduced on a dollar-for-dollar basis to provide to Shareholders, as applicable, the same economic effect, and so that the aggregate economic cost to the Purchaser, taking into account any reduction in cash or other assets of the Company or its Subsidiaries as a result thereof, is the same, in each case, as contemplated by this Agreement and the Arrangement prior to such action, and as so adjusted shall, from and after the date of such event, be the applicable Consideration to be paid per Share; provided, that nothing in this Section 2.11 shall, or shall be construed to, permit the Company to take any action that is restricted by any other provision of this Agreement.

Section 2.12 Proceeds of Disposition.

(1)

The Parties agree the CVRs shall constitute, if and when payments are made, proceeds of disposition payable for the Shares, Warrants and Exchangeable Subscription Receipts at the Effective Time. The Company shall determine, and the Purchaser shall confirm, acting reasonably, the fair market value of the CVRs as at the Effective Time, and the Company shall provided such determination to the Shareholders, the holders of Options, the holders of DSUs, the holders of SARs, the holders of Warrants and the holder of Exchangeable Subscription Receipts no later than on Closing.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

Section 3.1 Representations and Warranties of the Company.

(1)

Except as set forth in the Company Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, disclosure for the purposes of) (i) the representations and warranties of the Company that are contained in the corresponding section of this Agreement and (ii) any other representation or warranty of the Company in this Agreement to which the relevance of such fact or item is reasonably apparent), the Company hereby represents and warrants to the Purchaser and the Parent as set forth in Schedule C and acknowledges and agrees that the Purchaser and the Parent are relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)

Except for the representations and warranties set forth in this Agreement and in the instruments, agreements or certificates delivered by the Company or its Subsidiaries pursuant hereto, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company, and neither the Parent nor the Purchaser is relying upon any representations and warranties of the Company other than those expressly described in Section 3.1(1). Without limiting the generality of the foregoing, except for the representations and warranties expressly described in Section 3.1(1), neither the Company nor any of its Subsidiaries nor any other Person has made or makes any representation or warranty to the Purchaser or to the Parent with respect to (a) any financial projection, forecast, guidance, estimate of revenues, earnings or cash flows, budget or prospective information relating to the Company or any of its Subsidiaries or their respective business, assets or operations or (b) any oral or written information furnished or made available to the Purchaser, the Parent or any of their Representatives in the course of its due diligence investigation of the Company, the negotiation of this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and neither the Company nor any other Person will have any liability to the Purchaser or the Parent in respect of such information, including any subsequent use of such information.

(3)

The representations and warranties of the Company contained in this Agreement and in the instruments, agreements or certificates delivered by the Company or its Subsidiaries pursuant hereto shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Section 3.2 Representations and Warranties of the Purchaser and the Parent.

(1)

Each of the Purchaser and the Parent hereby represents and warrants to the Company as set forth in Schedule D and acknowledges and agrees that the Company is relying upon the representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)

Except for the representations and warranties set forth in this Agreement and in the instruments, agreements or certificates delivered by the Parent or the Purchaser pursuant hereto, neither the Purchaser, the Parent nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser or the Parent, and the Company is not relying upon any representations and warranties of the Purchaser or the Parent other than those expressly described in Section 3.2(1).

(3)

The representations and warranties of the Purchaser and the Parent contained in this Agreement and in the certificates delivered by the Parent or the Purchaser pursuant hereto shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4

COVENANTS

Section 4.1 Conduct of Business of the Company.

(1)

The Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (a) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed), (b) as required or permitted by this Agreement or the Plan of Arrangement, (c) as required by any Contract, by Law or by a Governmental Entity (including, for greater certainty, as required to comply with or implement any Safety Measures), (d) as contemplated by any Pre-Acquisition Reorganization, or (e) as set out in Section 4.1 of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to (i) conduct business in the Ordinary Course and in accordance with all applicable Laws in all material respects, and (ii) use commercially reasonable efforts to maintain and preserve in all material respects its and its Subsidiaries’ business organization, operations, assets, properties, Authorizations, Intellectual Property, goodwill and relationships with all Employees, suppliers or customers of the Company or any of its Subsidiaries, landlords, creditors, lessors, lessees and other Persons, in each case with whom the Company or any of its Subsidiaries have material business relations in the Ordinary Course (other than may result from the announcement of this Agreement, the pendency or consummation of the Arrangement or the identity of Purchaser or any of its affiliates as the acquiror of the Company). Notwithstanding the foregoing provisions of this Section 4.1(1), the Company shall not be deemed to have failed to satisfy its obligations under this Section 4.1(1) to the extent such failure resulted from the Company’s failure to take any action prohibited by Section 4.1(2).

(2)

Without limiting the generality of Section 4.1(1), the Company covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with respect to the situations described in Subsections (a) to (e) of Section 4.1(1), the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly:

(a)	amend, restate, rescind, alter, enact or otherwise modify all or any portion of any of the Constating Documents of the Company or any of its Subsidiaries;

(b)	adjust, split, subdivide, combine, reclassify or amend the terms of any securities of the Company or any of its Subsidiaries;

(c)

reduce the stated capital of any securities of the Company or any Subsidiary of the Company or purchase, redeem, repurchase or otherwise acquire or offer to purchase, redeem, repurchase or otherwise acquire any class of its securities, except for the acquisition of shares in the capital of any Subsidiary of the Company by the Company or by any other Subsidiary of the Company;

(d)

adopt a plan of arrangement, liquidation or resolutions providing for the arrangement, liquidation or dissolution of the Company or any of its Subsidiaries or file a petition in bankruptcy under any applicable Law on behalf of the Company or any of its Subsidiaries, or consent to the filing of any bankruptcy petition against the Company or any of its Subsidiaries under any applicable Law;

(e)

issue, grant, deliver, sell, pledge or otherwise encumber (other than Permitted Liens), or authorize any such action in respect of (i) any securities of the Company or any of its Subsidiaries, (ii) options, warrants, equity or equity-based awards or other rights to acquire, or exercisable or exchangeable for, or convertible into, any securities of the Company or any of its Subsidiaries, or (iii) any rights that are linked in any way to the price of any shares of, or to the value of or of any part of, or to any dividends or distributions paid on any shares of, the Company or any of its Subsidiaries, in each case other than (i) the issuance of Shares issuable upon the exercise of Options granted prior to the date hereof, the exchange, exercise or settlement of the outstanding Exchangeable Subscription Receipts, Warrants or Incentive Securities, in each case in accordance with their respective terms, or (ii) the issuance of any shares in the capital of any wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company;

(f)

establish a record date, make, declare, set aside, or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, any class of securities of the Company or any of its Subsidiaries, except for dividends by any of the Company’s direct or indirect Subsidiaries to the Company or any of its other Subsidiaries;

(g)	reorganize, amalgamate or merge the Company, or, to the extent prejudicial to the Arrangement or to the Purchaser, any Subsidiary of the Company or form any new Subsidiary;

(h)

except in the Ordinary Course, make any loan or similar advance to, or any capital contribution or investment in, or assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, other than the Company and any wholly-owned Subsidiary of the Company;

(i)

in connection with this Agreement or the transactions contemplated herein, abandon or fail to diligently pursue any application for any required Material Authorization, or take or omit to take any action that would reasonably be expected to lead to the termination of any such Material Authorization;

(j)

make or amend any material Tax election, settle or compromise any material Tax claim, assessment, reassessment or liability, or change any of its methods of reporting income, deductions or accounting for income Tax purposes, except, in each case, in the Ordinary Course;

(k)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in IFRS;

(l)

enter into any material new line of business that is materially different from the businesses of the Company and its Subsidiaries on the date of this Agreement or discontinue any material existing line of business;

(m)

other than as already committed pursuant to Material Contracts, incur capital expenditures or acquire (by amalgamation, merger, consolidation, acquisition of shares or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, properties, securities, interests or businesses having a cost exceeding $250,000;

(n)

except as contemplated in Section 4.12, amend, modify or terminate, cancel or let lapse, any insurance (or reinsurance) policy of the Company or any of its Subsidiaries, unless, simultaneously with any such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums (other than increases reflecting changing market rates) are in full force and effect, and provided that no such termination, cancellation or lapse causes the Company or such Subsidiary to be in default of any Material Contract to which it is a party or by which it is bound or any Material Authorization;

(o)

materially amend or modify, or waive any material provision under, any Material Contract, or enter into, terminate or cancel any Material Contract, other than entry into, or amendment or modification of, any Material Contracts of the type set forth in clauses (a), (b), (c), (d), (l), and (p) of the definition of “Material Contract”, in each case in the Ordinary Course and not otherwise restricted by this Section 4.1(2);

(p)

except as required by applicable Law: (i) increase the rate of wages, salary, bonuses, benefits or other compensation payable, or that may become payable, in the amount of $10,000 or more to any Employee (other than annual increases in the Ordinary Course), or individual independent contractor; (ii) grant or enter into any Contract with respect to change of control, severance, retention or termination payments with any Employee or former employee, or increase benefits payable under the Company’s and its Subsidiaries’ current change of control, severance, retention or termination pay arrangements, plans, policies or Contracts; (iii) establish, adopt, terminate or amend or modify or waive any material rights with respect to any Employee Plan, or other plan, program, policy, practice, agreement, arrangement, or undertaking that would constitute an Employee Plan if in effect on the date of this Agreement, other than renewals of any material Employee Plans that are health or welfare plans in the Ordinary Course that do not materially increase the cost of such Employee Plan; (iv) take any action to accelerate the vesting or payment of, or fund or in any other way secure the payment of, any compensation or benefits under any Employee Plan; (v) make any discretionary bonus or discretionary profit sharing distribution or similar payment of any kind to any Employee or former employee; (vi) loan or advance money or other property by the Company or any of its Subsidiaries to any Employee, former employee or individual independent contractor (other than expense reimbursements and expense accounts); (vii) hire, terminate (other than for cause) or lay off (or give notice of any such action to) any Employee (other than members of Senior Management) other than in the Ordinary Course on terms consistent with similarly situated Employees; or (viii) hire, terminate (other than for cause, misconduct, or material issues such as violation of policy) or lay off (or give notice of any such action to) any member of Senior Management;

(q)

prepay any long-term Indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for, in one transaction or in a series of related transactions, any Indebtedness or guarantees thereof, in each case, other than (i) Indebtedness incurred in the Ordinary Course owing to a Governmental Entity, (ii) Indebtedness incurred in the Ordinary Course with respect to the purchase or lease of equipment not in the excess of $100,000 on a per transaction basis, (iii) Indebtedness owing by one wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or by the Company to another wholly-owned Subsidiary of the Company, or (iv) in connection with the renewal or scheduled repayment of Indebtedness outstanding on the date hereof so long as such Indebtedness may be prepaid without any non-de minimis breakage or other costs or penalties on or prior to the Effective Date;

(r)	sell, transfer, out-license, lease, divest or otherwise dispose of any material assets, right of property, other than in the Ordinary Course;

(s)

settle, release, waive or compromise any legal Proceeding or other claim, other than any settlement, release or waiver or compromise that results in monetary obligations involving only the payment of monies by the Company or any of its Subsidiaries of not more than $250,000 in the aggregate (net of insurance proceeds);

(t)

sell, out-license, transfer, abandon or otherwise dispose of any material Intellectual Property owned by the Company or any of its Subsidiaries (other than non-exclusive licenses granted in the Ordinary Course, including to customers and service providers);

(u)

(i) accelerate or delay collection of notes or accounts receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course; (ii) delay or accelerate payment of any account payable in advance of its due date or the date such liability would have been paid in the Ordinary Course; (iii) make any changes to cash management policies; or (iv) delay or postpone or modify the scope of, the repair or maintenance of their properties;

(v)

(i) enter into or (ii) amend any strategic partnership, collaboration, co-development, joint venture, distribution, license, or similar agreement involving the agreements set out in Section 4.1(2)(v) of the Company Disclosure Letter; and

(w)	authorize, agree, offer, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

(3)

Nothing contained in this Agreement will give the Purchaser or Parent, directly or indirectly, the right to direct or control the Company’s business and operations prior to the Effective Time. Prior to the Effective Time, the Company will exercise, consistent with the terms of this Agreement, control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2 Covenants of the Company Relating to the Arrangement.

(1)

The Company shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Company or any of its Subsidiaries subject to the terms and conditions of this Agreement, reasonably cooperate with the Purchaser in connection therewith, and do all such other commercially reasonable acts and things as may be necessary to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its Subsidiaries to (other than in connection with (a) obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, and (b) with respect to the Debt Financing, which shall be governed by the provisions of Section 4.7):

(a)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the Purchaser’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it or its Subsidiaries with respect to this Agreement or the Arrangement;

(b)

use commercially reasonable efforts to provide, obtain and maintain all third party notices or other notices and consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required in connection with the Arrangement, this Agreement or the other transactions contemplated hereby, in each case, that are required under any Material Contract to which the Company or any of its Subsidiaries is a party or those required to maintain in full force and effect any Material Authorization held by the Company or any of its Subsidiaries in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser to pay, any material consideration or incur any liability or obligation without the prior written consent of the Purchaser (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers, permits, exemptions, Orders, approvals, agreements, amendments or confirmations is not a condition to the consummation of the Arrangement);

(c)

use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the Company and its Subsidiaries relating to the Arrangement;

(d)

(i) use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby and (ii) reasonably consult with the Purchaser and its Representatives regarding the defense, negotiations or settlement of any Proceedings commenced or, to the knowledge of the Company, threatened by any Person against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated hereby, and keep the Purchaser reasonably informed as to developments in respect thereof; provided in no event shall the Company or any of its Subsidiaries or Representatives settle or consent to any Order in respect of any such Proceeding without the prior written consent of the Purchaser;

(e)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(f)

use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of each member of the Board and using commercially reasonable efforts to cause them to be replaced by Persons designated or nominated by the Purchaser effective as of the Effective Time.

(2)	The Company shall promptly notify the Purchaser in writing of:

(a)

any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate is or would reasonably be expected to have a Material Adverse Effect or impair, impede or prevent the Company from performing its obligations under this Agreement;

(b)

unless prohibited by Law, any written notice or other written communication, of which the Company has knowledge, from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, this Agreement or any of the transactions contemplated hereby; or

(c)

any written notice of material breach, default or termination by any party to any Material Contract or by a Governmental Entity in respect of any Material Authorization by which the Company or its Subsidiaries is bound;

(d)

any Proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated hereby, and any material developments regarding the foregoing; or

(e)

unless prohibited by Law, any written notice or other communication from any Governmental Entity in connection with this Agreement and the transactions contemplated hereby (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser).

Section 4.3 Covenants of the Purchaser Relating to the Arrangement.

(1)

The Purchaser shall perform all obligations required or reasonably desirable to be performed by the Purchaser under this Agreement, reasonably cooperate with the Company in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or reasonably desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the Purchaser shall (other than in connection with (a) obtaining the Regulatory Approvals, which approvals shall be governed by the provisions of Section 4.4, and (b) with respect to the Debt Financing, which shall be governed by the provisions of Section 4.7):

(a)

use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the Company’s obligation to complete the Closing and take all steps set forth in the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law applicable to it with respect to this Agreement or the Arrangement;

(b)

vote any Shares, directly or indirectly, owned or controlled by the Purchaser, the Parent or their affiliates in favour of the Arrangement Resolution and not exercise Dissent Rights in respect of such Shares;

(c)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement;

(d)

use commercially reasonable efforts, upon reasonable consultation with the Company, to oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement, and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby; and

(e)

not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	The Purchaser shall promptly notify the Company in writing of:

(a)

any change, event, occurrence, effect, state of facts and/or circumstance that, individually or in the aggregate is or would reasonably be expected to impair, impede or prevent the Purchaser and/or the Parent from performing their obligations under this Agreement;

(b)

unless prohibited by Law, any written notice or other written communication, of which the Purchaser and/or the Parent has knowledge, from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with the Arrangement, this Agreement or any of the transactions contemplated hereby; or

(c)

any Proceedings commenced or, to the knowledge of the Purchaser and/or the Parent, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated hereby, in each case to the extent that such Proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser and/or the Parent from performing its obligations under this Agreement.

Section 4.4 Regulatory Approvals.

(1)

Each Party hereto shall use its commercially reasonable best efforts to obtain, or cause to be obtained, as promptly as possible, all consents and Authorizations, including the Regulatory Approvals, from all Governmental Entities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations under this Agreement. Each Party shall co-operate fully with the other Party and its affiliates in promptly seeking to obtain all such consents or Authorizations, including the Regulatory Approvals, from such Governmental Entities. Without limiting the generality of the foregoing, the Purchaser shall make all required notifications, applications or filings with regard to the Regulatory Approvals as promptly as practicable, and in any event, no later than ten (10) Business Days after the date hereof. The Purchaser shall be responsible for and shall pay all filing fees required by applicable Law to be paid to any Governmental Entity in order to obtain all consents and Authorizations, including the Regulatory Approvals.

(2)	Unless required to do so by Law prior to Closing, the Parties shall not submit any filings with any Governmental Entity prior to Closing unless the Purchaser and the Company mutually agree otherwise.

(3)

The Parties shall jointly devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application, undertaking or similar filing. The Parties shall cooperate and coordinate with one another in connection with obtaining the Regulatory Approvals, including by providing or submitting as promptly as practicable all submissions, documentation and information that are required or advisable in connection with obtaining the Regulatory Approvals and using their commercially reasonable best efforts to ensure that such submissions, documentation and information do not contain a Misrepresentation. Notwithstanding the above, in the event that the Parties, both acting in good faith, are unable to agree on a strategy in connection with this Section 4.4(3), Purchaser, at its sole discretion, shall determine the strategy for the Parties to pursue in connection with obtaining such Regulatory Approval(s).

(4)

The Parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to obtaining the Regulatory Approvals, and shall promptly notify each other of any communication from any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, and shall exchange advance drafts of all submissions, material correspondence (including emails), filings, notifications, presentations, applications, or other documents made or submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, will consider in good faith any suggestions made by the other Party and its counsel and will provide the other Party and its counsel with final copies of all such material submissions, correspondence (including emails), filings, notifications, presentations, applications, and other material documents, and all pre-existing business records or other documents, submitted to or filed with any Governmental Entity in respect of the Arrangement, this Agreement or the transactions contemplated hereby, provided, however, no attorney-client privilege is undermined or otherwise affected as a result of such exchange of information; that competitively sensitive information may be provided only to the external legal counsel and external experts of the other Party; and that the Company and its affiliates are not required to provide the other Party material relating to valuation of the Company or other potential acquirers of the Company. Each Party will each keep the other Party and its counsel fully apprised of all written (including email) and oral communications and all meetings with any Governmental Entity, and their staff, in respect of the Arrangement, this Agreement or the transactions contemplated hereby, including providing copies of all material written (including email) communications on a timely basis, and will not participate in substantive communications or meetings (including telephone calls) without giving the other Party and its counsel the opportunity to participate therein, except to the extent that competitively sensitive information may be discussed, in which case the Party will allow external legal counsel for the other Party to participate.

(5)

If any objections are asserted by any Governmental Entity under any applicable Law with respect to the transactions contemplated by this Agreement, or if any Proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement as not in compliance with Law or as not satisfying any applicable legal test under a Law necessary to obtain the Regulatory Approvals, the Parties shall use their best efforts to resolve or avoid such objection or Proceeding so as to allow the Closing to occur as soon as reasonably practicable (and in any event no later than the Outside Date).

(6)

The Purchaser and the Company shall each, and shall each cause its affiliates to, not take any action, or refrain from taking any commercially reasonable action, or permitting any action to be taken or not taken, which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement, including, for the avoidance of doubt, the taking of any action or the entering into of any transaction, including any merger, acquisition, joint venture, disposition or Contract that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement.

Section 4.5 Access to Information; Confidentiality.

(1)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, subject to applicable Law (including any Safety Measures that may be in place), and the terms of any existing Contracts, the Company shall, and shall cause its Subsidiaries and shall cause their respective directors, officers and Employees to, and shall direct its independent auditors, financing sources, advisors, consultants and agents to, upon reasonable prior notice during normal business hours: (a) give the Purchaser and its Representatives, consultants and independent contractors reasonable access (during normal business hours) to its and its Subsidiaries’ offices, premises, properties, assets, senior personnel, Contracts and Books and Records (including continuing access to the Data Room) other than any of the foregoing that relate to the consideration, negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement, or, subject to the disclosure requirements set forth in Article 5, any Acquisition Proposal, and (b) furnish to the Purchaser and its Representatives, consultants, and independent contractors such financial and operating data and Company Data or other information with respect to the assets or business of the Company or its Subsidiaries as the Purchaser may reasonably request, in the case of each of clauses (a) and (b) to the extent reasonably necessary to consummate the transactions contemplated by this Agreement or for integration planning purposes; provided that any such access shall be conducted at Purchaser’s expenses and under the supervision of appropriate personnel of the Company or its applicable Subsidiaries and that the Company’s compliance with any request under this Section 4.5(1) shall not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries.

(2)

This Section 4.5 shall not require the Company or its Subsidiaries to permit any access, or to disclose any information that, in the good faith judgment of the Company, may reasonably be expected to result in the breach of any Contract, cause any violation of any Law or cause any privilege (including attorney-client privilege) that the Company or its Subsidiaries would be entitled to assert to be undermined with respect to such information; provided that, the Parties hereto shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the Company, after consultation with outside legal counsel) be managed through the use of customary “clean-room” or other arrangements reasonably acceptable, and not unduly burdensome, to the Company.

(3)

Notwithstanding anything to the contrary herein or in the Confidentiality Agreement, the Purchaser and the Parent shall be permitted to disclose confidential information that is subject to the Confidentiality Agreement in connection with the arrangement of any Debt Financing, including to ratings agencies and prospective lenders and investors; provided that (a) such disclosure occurs in accordance with customary market practice for the dissemination of such information to such recipients (which may include, without limitation, customary “click through” confidentiality undertakings by prospective lenders and investors), (b) the Company has been afforded a reasonable opportunity to review any such information prior to its dissemination and (c) the recipient is subject to customary confidentiality obligations with respect to such information.

(4)

Each Party acknowledges that the Confidentiality Agreement continues to apply and, in the case of the Company, that any information provided under Section 4.5(1) above that is non-public in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail.

Section 4.6 Pre-Acquisition Reorganization.

(1)

Subject to Section 4.6(2), the Company agrees that, upon reasonable request of the Purchaser, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (a) take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to perform such reorganizations of their corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser may request in writing, acting reasonably (each a “Pre-Acquisition Reorganization”), including as set out in Section 4.6 of the Company Disclosure Letter, (b) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (c) cooperate with the Purchaser and its advisors to seek to obtain any consents, approvals, waivers or similar Authorizations which are reasonably requested by the Purchaser (based on the applicable terms of the Contract or Authorization) in connection with the Pre-Acquisition Reorganizations, if any.

(2)	The Company will not be obligated to participate in all or any portion of any Pre-Acquisition Reorganization under Section 4.6(1) unless such Pre-Acquisition Reorganization:

(a)

is effected as close as reasonably practicable prior to or contemporaneously with the Effective Time, and can be unwound in the event the Arrangement is not consummated without adversely affecting the Company, any of its Subsidiaries or the Securityholders in any material manner;

(b)	does not require the approval of any of the Securityholders or the Court or, after the mailing of the Circular, to prepare any amendment thereto;

(c)	does not cause any Securityholders to recognize any income or gain for Tax purposes prior to the completion of the Arrangement;

(d)

does not require the Company or its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, the Company, its Subsidiaries or any Securityholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to this Section 4.6. For the avoidance of doubt, a reduction of Tax attributes would be considered to be an adverse Tax consequence for purposes of this Section 4.6(2)(d);

(e)

does not require any consent, waiver, notice or approval, or give rise to (or accelerate) any right of termination under, or result in any breach by the Company or any of its Subsidiaries of any Material Contract or Material Authorization or any breach by the Company or any of its Subsidiaries of their respective Constating Documents or applicable Law;

(f)

does not require any director, officer, member, partner, accountant, legal counsel, employee or other Representative of the Company or any of its Subsidiaries to take any action that would be reasonably be expected to result in such Person incurring personal liability;

(g)	is not prejudicial to the Company or the Securityholders in any material respect;

(h)

does not reduce, or impact the form of, the Consideration to be received by Shareholders or the Exchangeable Receipt Consideration, the Warrant Consideration or the Incentive Securities Consideration to be received under the Plan of Arrangement respectively by the holders of Exchangeable Subscription Receipts, Warrants and Incentive Securities;

(i)	does not result in a change of control, default, or acceleration of any of the Existing Credit Facilities or outstanding Indebtedness;

(j)	does not unreasonably interfere in the operations of the Company or any of its Subsidiaries or burden the business responsibilities and duties of any Employees prior to the Effective Time;

(k)

does not impair the ability of the Company, the Parent or the Purchaser to consummate, or the ability of the Purchaser to obtain any financing required by it in connection with the transactions contemplated by this Agreement, and will not (and would not reasonably be expected to) delay the consummation of, the Arrangement; and

(l)

is not required to be completed unless and until (i) the Purchaser has irrevocably confirmed in writing that all of the conditions in favour of the Purchaser in Article 6 have been either satisfied or waived and that the Purchaser is prepared to promptly and without condition proceed with the completion of the Arrangement, (ii) the Company is satisfied that all of the conditions in favour of the Company in Article 6 have been satisfied or waived and (iii) the Purchaser has deposited with the Depositary all required funds in accordance with Section 2.9.

(3)

The Purchaser must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least forty-five (45) Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to the Plan of Arrangement, and shall seek to have any such Pre-Acquisition Reorganization be effective immediately prior to the Effective Time (but after the conditions in Section 4.6(2)(l) have been satisfied).

(4)

If this Agreement is terminated, the Purchaser (a) shall forthwith reimburse the Company for all direct and indirect costs, fees and expenses and Taxes incurred by the Company and its Subsidiaries in connection with any proposed Pre-Acquisition Reorganization (including any unwinding thereof), and (b) shall indemnify and hold harmless the Company and its Subsidiaries from and against any and all liabilities, losses, damages, claims, penalties, interests, awards, judgements and Taxes (including the use of Tax attributes) suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (including any unwinding thereof), or in taking reasonable steps to reverse or unwind any Pre-Acquisition Reorganization.

(5)

The Purchaser hereby waives any breach of a representation, warranty or covenant by the Company to the extent such breach is a result of an action taken (or omitted to be taken) by the Company or a Subsidiary pursuant to a request by the Purchaser pursuant to this Section 4.6.

Section 4.7 Debt Financing Arrangements.

(1)

The Purchaser shall, and shall cause its affiliates to, use commercially reasonable best efforts to take or cause to be taken all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the proceeds of the Debt Financing, on the terms and conditions described in the Debt Commitment Letter, by no later than the date specified in Section 2.9, and shall not permit, without the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed), any amendment or modification to be made to, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letter (including any fee letter) or any definitive agreement with respect to the Debt Financing (the “Definitive Debt Documentation”) if such amendment, modification, waiver or release would (a) reduce the aggregate amount of the Debt Financing below the Required Amount, (b) impose new or additional conditions precedent to the availability of the Debt Financing, or otherwise expand, amend or modify any of the conditions precedent to the availability of the Debt Financing in a manner that would or would be reasonably be expected to (I) materially delay, impair or prevent the consummation of the Closing as required by this Agreement, or (II) make the funding of the Debt Financing (or the satisfaction of such conditions precedent) materially less likely to occur (clauses (I) and (II), an “Adverse Effect on Financing”), or (c) otherwise be reasonably expected to have an Adverse Effect on Financing. For the avoidance of doubt, the Purchaser may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement if such amendment does not violate the preceding sentence. The Purchaser shall not release or consent to the termination of the obligations of the lenders under the Debt Commitment Letter, except for assignments and replacements of an individual lender under the terms of the Debt Commitment Letter to additional lenders, arrangers, bookrunners, syndicated agents or similar entities. For purposes of this Agreement, references to “Debt Financing” shall include the financing contemplated by the Debt Commitment Letter as permitted to be amended or modified by this Section 4.7 (including any alternative financing obtained in accordance with this Section 4.7) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended or modified by this Section 4.7 (including any alternative financing obtained in accordance with this Section 4.7).

(2)

Without limiting the generality of Section 4.7, the Purchaser shall, and shall cause each its affiliates to, use commercially reasonable best efforts to (a) maintain in effect the Debt Commitment Letter in accordance with its terms, (b) satisfy (or obtain a waiver of), or cause to be satisfied, on a timely basis, all conditions to funding in the Debt Commitment Letter (and any Definitive Debt Documentation) that are applicable to, and within the control of, the Purchaser or its affiliates at or prior to the Closing, (c) enter into Definitive Debt Documentation on or prior to the Closing, on the terms and conditions (including the flex provisions contained in any fee letter in respect of the Debt Financing) contemplated by the Debt Commitment Letter and (d) consummate the Debt Financing on or prior to the or prior to the Closing. The Purchaser will deliver to the Company true, correct and complete copies of any executed Definitive Debt Documentation in connection with the Debt Financing promptly when available.

(3)

The Purchaser shall, at the Company’s reasonable request, keep the Company reasonably informed with respect to all material developments relating to the Debt Financing. Without limiting the generality of the foregoing, the Purchaser shall give the Company prompt written notice (a) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any such material breach or default) by any party to the Debt Commitment Letter or the Definitive Debt Documentation of which the Purchaser becomes aware, (b) of the receipt of any written notice or other written communication from any Person with respect to any actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any Definitive Debt Documentation, (c) if for any reason the Purchaser believes in good faith that it will not be able to obtain all or any portion of the Debt Financing required to fund the Required Amount, including if the Purchaser believes in good faith that it will be unable to satisfy, on a timely basis, any condition to funding that is within the Purchaser’s control and contained in the Debt Commitment Letter or any Definitive Debt Documentation, and (d) if the Debt Commitment Letter or Definitive Debt Documentation expires or is terminated for any reason. As soon as reasonably practicable, but in any event within two (2) Business Days after the date the Company delivers to the Purchaser a written request, the Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (a), (b), (c) or (d) of the immediately preceding sentence. Notwithstanding anything to the contrary contained herein, nothing in this Section shall require the Purchaser to disclose any information that is subject to the attorney-client or work-product privilege or the disclosure of which would result in the breach of the Purchaser’s confidentiality provisions set forth in the Debt Commitment Letter.

(4)

If any portion of the Debt Financing required to fund the Required Amount becomes unavailable in the manner contemplated in the Debt Commitment Letter (including the flex provisions contained in any fee letter in respect of the Debt Financing), the Purchaser shall, and shall cause its affiliates to, use commercially reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources in an amount sufficient (when added to the portion of the Debt Financing that remains available) to fund the Required Amount on a basis that is not subject to any new or additional conditions precedent not contained in the Debt Commitment Letter (unless such conditions would not reasonably be expected to have an Adverse Effect on Financing) and on terms and conditions (including flex provisions contained in any fee letter in respect of the Debt Financing) not materially less favourable, from the perspective of the Purchaser and when taken as a whole, than the terms and conditions contained in the Debt Commitment Letter and deliver to the Company true, correct and complete copies of such alternative commitments when available. For the avoidance of doubt, the Purchaser arranging and obtaining, in replacement of the Debt Financing, new or replacement financing in accordance with this Section 4.7(4) shall not modify or affect in any way the Company’s rights pursuant to this Agreement or the Purchaser’s obligations pursuant to this Agreement.

Section 4.8 Debt Financing Assistance.

(1)

The Company shall, and shall cause each of its Subsidiaries and its and their respective officers, directors, employees, agents and advisors to, use commercially reasonable best efforts to provide such customary cooperation to the Purchaser as the Purchaser may reasonably request in connection with the arrangements by the Purchaser to obtain the funding of the Debt Financing as contemplated in the Debt Commitment Letter (provided that such request is made on reasonable notice and provided such cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), including (and subject to the foregoing), as so requested: (i) participating in a reasonable number of meetings and due diligence sessions; (ii) executing and delivering any pledge and security documents or other definitive financing documents as may be reasonably requested by the Purchaser (provided that such execution and delivery shall become effective upon and subject to the Closing); (iii) at least four (4) Business Days prior to Closing (to the extent requested by the Purchaser at least nine (9) Business Days prior to the anticipated Closing), providing all documentation and other information about the Company and its Subsidiaries as is required with respect to applicable “know your customer” and anti-money laundering rules and regulations, and (iv) subject to Section 4.5 and Section 4.7, furnishing the Purchaser, as soon as reasonably practicable, with all Required Information; provided that in no event shall the Required Information be deemed to include or shall the Company otherwise be required to provide: (1) any description of capital structure (including descriptions of indebtedness or equity) of the Purchaser or any of its affiliates (including the Company and the Subsidiaries on or after the Effective Time), (2) any information customarily provided by a lead arranger in a customary information memorandum for a secured bank financing, including sections customarily drafted by a lead arranger, such as those regarding confidentiality, timelines, syndication process and limitations of liability, (3) any segment reporting financial information, (4) any pro forma, projected or forward looking information, (5) any information relating to transactions anticipated to occur on or after the Effective Date, (6) any other information of the type that is not customarily included in a “public side” information memorandum for a secured bank financing and (7) any information with respect to any Person other than the Company and the Subsidiaries (the foregoing clauses (1) through (7) are referred herein as “Excluded Information”). Notwithstanding the foregoing, none of the Company nor any Subsidiary of the Company will be required to: (a) pay or agree to pay any commitment, consent or other fee or incur any other cost, expense or liability or provide or agree to provide any indemnity, in each case in connection with any such financing prior to the Effective Time; (b) take any action or do anything that would contravene any Law or reasonably be expected to materially delay, impair or prevent the satisfaction of any condition set forth in Article 6 hereof; (c) commit to take any action that is not contingent on the consummation of the Arrangement or that would be effective prior to the Effective Time; (d) provide co-operation that involves any binding commitment or agreement (including the entry into any agreement or the execution of any certificate) by the Company or its Subsidiaries (or commitment or agreement which becomes effective prior to the Effective Time) which is effective prior to the Effective Time; or (e) disclose any information that in the reasonable judgment of the Company would result in the disclosure of any trade secrets or similar information or violate any written obligations of the Company to any Person (other than an affiliate of the Company) with respect to confidentiality or which would be reasonably likely to constitute a waiver of solicitor-client privilege. For greater certainty, all non-public or otherwise confidential information regarding the Company obtained by the Purchaser or its Representatives pursuant to the foregoing is information which is subject to the Confidentiality Agreement and will be treated in accordance with the Confidentiality Agreement. In addition, no such cooperation by the Company pursuant to this Section 4.8 shall be considered to constitute a breach of the representations, warranties or covenants of the Company hereunder, provided that such cooperation does not involve any intentional, knowing or willful misconduct.

(2)

The Purchaser hereby indemnifies and holds harmless the Company, its Subsidiaries and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with or as a result of the Debt Financing or any actions or omissions by any of them in connection with any request by the Purchaser made hereunder and for any alleged misstatement or omission in any information provided hereunder at the request of the Purchaser (other than historical information provided by the Company or its Subsidiaries), except in each case to the extent arising from the willful misconduct or gross negligence of the Company or any of its Subsidiaries or any of their respective Representatives. The Purchaser will promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees) incurred by the Company and its Subsidiaries and their respective agents and Representatives in connection with any of the foregoing and in connection with any assistance provided pursuant this Section 4.8.

Section 4.9 Treatment of Company Indebtedness.

The Company shall, and shall cause each of its Subsidiaries to, deliver all notices and take all other actions reasonably requested by the Purchaser that are required to facilitate in accordance with the terms thereof the termination of all commitments outstanding under the Existing Credit Facilities, the repayment in full of all obligations, if any, outstanding thereunder, the release of all Liens, if any, securing such obligations, and the release of guarantees in connection therewith on the Effective Date as of the Effective Time (such termination, repayment and releases, the “Credit Facilities Termination”). In furtherance of the foregoing, the Company shall, and shall cause each of its Subsidiaries to, deliver to the Purchaser at least two (2) Business Days prior to the Closing (with drafts being delivered in advance as reasonably requested by the Purchaser), executed payoff letters (and similar instruments), in each case, with respect to the Existing Credit Facilities (each, a “Payoff Letter”), and all related release documentation, in each case, in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such Indebtedness is owed (or, if there is no such agent, from the Persons to whom such Indebtedness is owed), which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Liens (and guarantees), if any, granted in connection therewith relating to the assets, rights and properties of the Company and its Subsidiaries securing such Indebtedness and any other obligations secured thereby, shall, upon the payment of the amount set forth in the applicable Payoff Letter on the Effective Date, be released and terminated. Notwithstanding anything herein to the contrary, in no event shall this Section 4.9 require the Company or any of its Subsidiaries to cause the Credit Facilities Termination to be effective unless and until the Effective Time has occurred and the Purchaser has provided or caused to be provided to the Company or its Subsidiaries funds (or the Purchaser and the Company have agreed that the Company or any of the Company’s Subsidiaries shall use funds on their balance sheet at Closing for such purpose; provided that the Company shall not unreasonably withhold, condition or delay any such agreement) to pay in full the outstanding amounts required pursuant to the terms of the Payoff Letters in accordance with the obligations of the Purchaser under Section 2.9.

Section 4.10 Public Communications.

(1)	The Parties shall agree on the text of any press releases to be issued to announce (a) the execution of this Agreement, and (b) on the Effective Date, the completion of the Arrangement.

(2)

Except as required by applicable Law, neither Party shall issue any press release or make any other public statement or disclosure with respect to this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided that, subject to Article 5, any Party that, upon the advice of outside legal counsel, is required to make disclosure by applicable Law (other than disclosures to Governmental Entities in connection with the Regulatory Approvals, which shall be addressed as contemplated by Section 4.4) shall use its commercially reasonable efforts to give the other Party prior oral or written notice and a reasonable opportunity to review or comment on such disclosure (other than with respect to confidential information contained in such disclosure) and if such prior notice is not permitted by applicable Law or, in the case of the Company, inconsistent with the Board’s fiduciary duties, shall give such notice immediately following the making of such disclosure if legally permitted. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its counsel. For the avoidance of doubt, none of the foregoing shall prevent the Company from making (a) internal announcements to Employees and having discussions with shareholders, financial analysts and other stakeholders, (b) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case so long as such announcements and discussions are consistent in all material respects with the most recent press releases, public disclosures or public statements made by the Company or (c) any press release or other public statement or any other disclosures in connection with any Acquisition Proposal or a Change in Recommendation in accordance with terms of this Agreement. The Parties acknowledge that the Company will file this Agreement (with such redactions as may be mutually agreed upon between the Company and the Purchaser, acting reasonably), and a material change report relating thereto on SEDAR+ and furnish this Agreement with the SEC under cover of Form 6-K.

Section 4.11 Notice and Cure Provisions.

(1)

During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts of which it has knowledge which occurrence or failure would, or would be reasonably likely to:

(a)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect that would cause any condition in Section 6.1 [Mutual Conditions Precedent], Section 6.2(1) [Representations and Warranties of the Company], and Section 6.3(1) [Representations and Warranties of the Purchaser and the Parent] not to be satisfied; or

(b)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement that would cause any condition in Section 6.1 [Mutual Conditions Precedent], Section 6.2(2) [Performance of Covenants by the Company], Section 6.3(2) [Performance of Covenants by the Purchaser and the Parent], Section 6.3(3) [Deposit of Consideration] and Section 6.3(4) [Contingent Value Rights Agreement] not to be satisfied.

(2)

Notification provided under this Section 4.11 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)

The Company may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser and the Parent] and the Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Company], unless the Party seeking to terminate the Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date (with any Willful Breach being deemed incurable), the Terminating Party may not exercise such termination right until the earlier of (a) the Outside Date, and (b) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date, provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date the Terminating Party may immediately exercise the applicable termination right in accordance with the terms of Section 7.2(1)(c)(i) [Breach of Representations and Warranties or Covenants by the Purchaser and the Parent] or Section 7.2(1)(d)(i) [Breach of Representations and Warranties or Covenants by the Company], as applicable, without first providing a Termination Notice.

Section 4.12 Insurance and Indemnification.

(1)

Prior to the Effective Time, the Company shall and, if the Company is unable after using commercially reasonable efforts, the Purchaser shall cause the Company to, purchase customary fully pre-paid and non-cancelable “tail” policies of directors’ and officers’ liability fiduciary liability, and employment practices liability insurance from an insurer(s) of nationally recognized standing providing protection no less favourable in the aggregate than the protection provided by such policies maintained by or for the benefit of the Company and its Subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims and other matters arising from actual or alleged acts, omissions, facts or events which occurred on or prior to the Effective Time, and the Purchaser shall, or shall cause the Company and its Subsidiaries to maintain such tail policies in full force and effect without any reduction in scope of coverage or limits (other than a reduction of limits due to payments by the insurer(s) under the policies) for six (6) years after the Effective Date. If the Company for any reason fails, after having used commercially reasonable efforts, to obtain such run off insurance policies as of the Effective Time, the Purchaser shall, or shall cause the Company and its Subsidiaries to, maintain in effect for a period of at least six (6) years from and after the Effective Time the directors’ and officers’ liability insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former directors and officers of the Company and its Subsidiaries than the coverage provided under the Company’s and its Subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable directors’ and officers’ liability insurance for such six-(6) year period with terms, conditions, retentions and limits of liability that are at least as favourable to the present and former directors and officers of the Company and its Subsidiaries as provided in Company’s existing policies as of the date hereof; provided, Purchaser shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the aggregate cost of such policies shall not exceed 300%, of the current annual aggregate premium for directors’ and officers’ liability, fiduciary liability, and employment practices liability insurance policies currently maintained by the Company or its Subsidiaries.

(2)

From and after the Effective Time, the Purchaser shall, and shall cause the Company and its Subsidiaries to, and the Company shall indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), the then present and former Employees, officers, directors and managers of the Company and its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Person’s service as an Employee, officer, director and manager of the Company or any of its Subsidiaries or services performed by such Persons at the request of the Company or any of its Subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement and the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. None of the Purchaser, the Company or any of their respective Subsidiaries shall settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming any such indemnified Person or arising out of or related to any such indemnified Person’s service as an Employee, officer, director and manager or services performed by such indemnified Person at the request of the Company or any of its Subsidiaries at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such indemnified Person from all liability arising out of such Proceeding.

(3)

From and after the Effective Time, the Purchaser shall honour, and shall cause the Company and its Subsidiaries to honour, and the Company shall honour all rights to indemnification, exculpation and advancement existing as of immediately prior to the Effective Time in favour of the then present and former Employees, officers, directors and managers of the Company and its Subsidiaries to the fullest extent permitted by the Constating Documents or applicable Law or under indemnification agreements entered into in the Ordinary Course and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years after the Effective Date.

(4)

If the Company or any of its Subsidiaries or any of their respective successors or assigns (a) consolidates or amalgamates with, or merges or liquidates into, any other Person and is not a continuing or surviving company or entity of such consolidation, amalgamation, merger, amalgamation or liquidation, or (b) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Company or its Subsidiaries) assumes all of the obligations set forth in this Section 4.12.

Section 4.13 Exchanges Delisting.

Subject to applicable Law, the Purchaser and the Company shall use their commercially reasonable efforts to cause the Shares to be delisted from the Exchanges as of the Effective Date or as promptly as practicable following the Effective Date. In furtherance of the foregoing, each of the Parties agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to enable (i) delisting of the Shares from the Exchanges (including, if reasonably requested by the Purchaser, such items as may be necessary to delist the Shares as of the Effective Date or as promptly as practicable after the Effective Date), and (ii) the Company ceasing to be a reporting issuer under applicable Canadian Securities Laws.

Section 4.14 Post-Closing Employment Matters.

(1)

The Employees as of immediately prior to the Effective Time are referred to herein as the “Covered Employees.” For any Covered Employees retained by the Purchaser, for at least a period of twelve (12) months following the Effective Time, the Purchaser undertakes to provide such employees with employment conditions that are no less favourable in the aggregate than those provided to such Covered Employee by the Company immediately prior to the Effective Time, as required by Law. For any Covered Employees not retained by the Purchaser for at least a period of twelve (12) months following the Effective Time, the Purchaser undertakes to provide such Covered Employees notice of termination, pay in lieu of notice and severance benefits to each Covered Employee that are no less favourable than those that would have been provided to such Covered Employee under the applicable termination and severance benefits plan, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time, and if no such arrangements were then in effect, then such Covered Employees will be provided with notice or payment in lieu of notice and severance as required by Law.

(2)

The Parties acknowledge that any change of control or similar payments owed to Employees or the directors of the Company by the Company as a result of the completion of the Arrangement shall be paid by the Company to such Employees or directors on the Effective Date prior to or simultaneously with the filing by the Company of the Articles of Arrangement with the Director in accordance with Section 2.8, unless otherwise specified in the applicable Employee Plan or employment agreement with respect to the timing of payment.

(3)

Nothing in this Agreement shall create any third party beneficiary rights in any Employee, any right of continued employment for any Employee, any beneficiary or dependents thereof, or any collective bargaining Representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any Employee, or be construed to prohibit the Parent, the Purchaser, the Company or any of their respective Subsidiaries from amending or terminating any Employee Plan.

Section 4.15 Guarantee of the Parent.

The Parent hereby (a) unconditionally and irrevocably guarantees, as principal and not as surety, in favour of the Company the due and punctual performance by the Purchaser of each and every of the Purchaser’s covenants, obligations and undertakings hereunder, including the due and punctual payment of the aggregate Consideration, the Exchangeable Receipt Consideration, the Warrant Consideration, the Incentive Securities Consideration and all other amounts payable in connection with this Agreement, including, if a Reverse Termination Fee Event occurs, the payment of the Reverse Termination Fee, which guarantee will remain in force until all such covenants, obligations and undertakings have been satisfied in full and (b) agrees to be solidarily (jointly and severally) liable with the Purchaser for the truth, accuracy and completeness of all of the Purchaser’s representations and warranties hereunder. The Parent hereby agrees that its guarantee is continuing in nature and full and unconditional, and no release or extinguishments of the Purchaser’s liabilities (other than in accordance with this Agreement), whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of the Parent’s guarantee. The Parent hereby agrees that the Company shall not have to proceed first against the Purchaser in respect of any such matter before exercising its rights under this guarantee against the Parent and the Parent agrees to be solidarily (jointly and severally) liable with the Purchaser for all guaranteed obligations as if it were the principal obligor of such obligations. The Parent acknowledges that the Company is relying on this Section 4.15 in entering into this Agreement.

Section 4.16 Covenants Relating to Structuring

(1)

Notwithstanding anything to the contrary in this Agreement, the Purchaser may make, or cause its affiliates (including on or after the Effective Date, the Company and its Subsidiaries) to make, any elections under paragraph 88(1)(d) or 111(4)(e), or 256(9) of the Tax Act with respect to the acquisition of the Company and its Subsidiaries pursuant to this Agreement as the Purchaser deems appropriate in its sole discretion.

(2)

In the event that there is (i) any amendment or proposed amendment to the provisions of the Tax Act or any applicable provincial income Tax legislation or the applicable regulations promulgated thereunder, or (ii) any change in the official application, administration, interpretation or stated purpose of any such provisions or regulations, including by way of income tax rulings, technical interpretations, Department of Finance Technical Notes or Budget Supplementary Information, or in any other official similar manner, in each case of (i) or (ii) issued at any time on or after the date of this Agreement with an effective date on or prior to the Effective Date, that is likely to result in material adverse Tax consequences by virtue of the completion of the transactions contemplated by this Agreement to the Purchaser, the Company, the Shareholders, holders of Options, holders of Warrants and holder of Exchangeable Subscription Receipts then the Parties shall negotiate in good faith and take all commercially reasonable actions necessary to amend this Agreement and the Plan of Arrangement in such a manner as to permit the Parties to proceed with the transactions contemplated by this Agreement on terms that would not give rise to such material adverse Tax consequences.

ARTICLE 5

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1 Non-Solicitation.

(1)

From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, except as expressly provided in this Article 5, the Company shall not, and shall cause its Subsidiaries not to, directly or indirectly, through any of its Representatives or affiliates or otherwise, and shall not permit any such Person to:

(a)

solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of the Company or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal;

(b)

enter into or otherwise engage or participate in any substantive discussions or negotiations with any Person (other than the Purchaser and the Parent and their affiliates) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal; provided that, for greater certainty, the Company shall be permitted to (i) communicate with any Person for the purposes of ascertaining facts from such Person and clarifying the terms and conditions of any inquiry, proposal or offer made by such Person, (ii) advise any Person of the restrictions of this Agreement, and (iii) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute or is not reasonably expected to constitute a Superior Proposal;

(c)	make a Change in Recommendation;

(d)

accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced Acquisition Proposal for a period of no more than five (5) Business Days following the public announcement of such Acquisition Proposal, or, in the event the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting, will not be considered to be in violation of this Section 5.1(1)(d)), provided that the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by press release before the end of such period; or

(e)

approve, adopt, endorse or recommend or enter into or publicly propose to enter into any agreement or understanding, including any letter of intent, memorandum of understanding, acquisition agreement, agreement in principle or similar agreement with any Person in respect of any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3).

(2)

The Company shall, and shall cause its Subsidiaries and its and their respective Representatives to, immediately cease and terminate any solicitation, encouragement, discussion or negotiations commenced prior to the date of this Agreement with any Person (other than the Purchaser and the Parent and their affiliates) with respect to any inquiry, proposal or offer that (x) if made after the date of this Agreement would have constituted an Acquisition Proposal; or (y) may reasonably be expected to constitute or lead to an Acquisition Proposal, and, in connection with such termination shall:

(a)

promptly discontinue access to, and disclosure of, all information regarding the Company and its Subsidiaries, including any data room (whether physical or virtual) and any confidential information, properties, facilities and Books and Records of the Company or any of its Subsidiaries; and

(b)

promptly (and in any event within three (3) Business Days of the date of this Agreement) request from any such Person, and use commercially reasonable efforts to exercise its rights to require (i) the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any such Person other than the Purchaser, the Parent and their affiliates and their respective Representatives since January 1, 2024, and (ii) the destruction of all material to the extent including or incorporating such confidential information regarding the Company or any of its Subsidiaries, in each case, to the extent that such information has not previously been returned or destroyed (subject to the terms of the applicable confidentiality or similar agreement, including the rights of retention that such Persons may have thereunder).

(3)

The Company represents and warrants that, within the twelve (12) months prior to the date of this Agreement, it has not waived, amended, suspended or otherwise modified, or released any Person from, any standstill or similar agreement, restriction or covenant, to which the Company or any of its Subsidiaries is a party, and the Company covenants and agrees that (a) the Company shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3, and

(b) neither the Company nor any of its Subsidiaries will, after the date of this Agreement, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations under any confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant to which the Company or any of its Subsidiaries is a party or may hereafter become a party in accordance with Section 5.3(it being acknowledged by the Purchaser that the automatic termination or automatic release, in each case pursuant to the terms thereof, of any standstill restrictions of any such agreements as a result of the entering into an announcement of this Agreement shall not be a violation of this Section 5.1).

Section 5.2 Notification of Acquisition Proposals.

(1)

If the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective Representatives, receives or becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries in connection with such inquiry, proposal or offer, the Company shall:

(a)

promptly (i) notify the Purchaser, and in any event within twenty-four (24) hours in writing, of such inquiry, proposal or offer, including (A) a description of its material terms and conditions, and (B) the identity of all Persons making such inquiry, proposal or offer, and (ii) provide unredacted copies of any written agreement proposed by such Person(s) with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements and material correspondence relating thereto; and

(b)

(i) keep the Purchaser reasonably informed, on a prompt basis, and in any event within twenty-four (24) hours, in writing, of the status and terms of any such inquiry, proposal or offer (including any amendments thereto) and the status of any such discussions or negotiations and (ii) on a prompt basis, and in any event within twenty-four (24) hours, provide the Purchaser with copies of any subsequent drafts of any proposed agreement with respect to such inquiry, proposal or offer and any financing commitments or other ancillary agreements relating thereto received or exchanged by or on behalf of the Company or the Persons making the inquiry, proposal or offer.

Section 5.3 Responding to an Acquisition Proposal.

(1)

Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, including without limitation the Confidentiality Agreement, if at any time prior to obtaining the Required Shareholder Approval, the Company receives a bona fide unsolicited Acquisition Proposal, the Company may (a) contact the Person making such Acquisition Proposal and its Representatives for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (b) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, properties, facilities, or Books and Records of the Company or any of its Subsidiaries, if and only if, in the case of clause (b):

(a)

the Board first determines (based upon, amongst other things, the recommendation of the Special Committee) in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)

such Person making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality or similar agreement, restriction or covenant with the Company or any of its Subsidiaries;

(c)	such Acquisition Proposal did not result from a breach of Article 5, other than a de minimis breach;

(d)

the Company enters into an Acceptable Confidentiality Agreement, and any such copies, access or disclosure provided to such Person shall have already been (or shall promptly be) provided to the Purchaser (by posting such information to the Data Room or otherwise); and

(e)

prior to engaging in or participating in discussions or negotiations with such Person regarding such Acquisition Proposal (excluding, for certainty, negotiations regarding an Acceptable confidentiality Agreement that do not relate to the terms and conditions of the Acquisition Proposal) or providing any such copies, access or disclosure, the Company promptly provides the Purchaser with a true, complete and final executed copy of the Acceptable Confidentiality Agreement referred to in Section 5.3(1)(d).

Section 5.4 Right to Match.

(1)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to obtaining the Required Shareholder Approval, the Board may, or may cause the Company to, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant;

(b)	such Acquisition Proposal did not result from a breach of Article 5, other than a de minimis breach;

(c)

the Company has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to authorize the Company to enter into a definitive agreement with respect to such Superior Proposal, including the value in financial terms that the Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);

(d)

the Company has provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal, together with all related documents, including shareholder voting and support agreements, financing commitment papers and any rollover, reinvestment or similar agreements;

(e)

at least five (5) full Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice and the date on which the Purchaser received a copy of all of the materials referred to in Section 5.4(1)(d);

(f)

during any Matching Period, (i) the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(2), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal and (ii) the Company has negotiated in good faith with the Purchaser (to the extent the Purchaser desires to negotiate) regarding any amendments proposed by the Purchaser to this Agreement and the Plan of Arrangement;

(g)

after the Matching Period, the Board has determined in good faith, after consultation with outside legal counsel and financial advisors, that (i) such Acquisition Proposal continues to constitute a Superior Proposal (if applicable, compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(2)), and (ii) the failure by the Board to authorize the Company to enter into a definitive agreement with respect to such Superior Proposal would be inconsistent with its fiduciary duties; and

(h)

prior to or concurrently with entering into such definitive agreement, the Company terminates this Agreement pursuant to Section 7.2(1)(c)(ii) [Superior Proposal] and pays to Purchaser (or as directed by the Purchaser) concurrently with and as a condition of such termination of this Agreement, the Termination Fee, pursuant to Section 8.2.

(2)

During the Matching Period, or such longer period as the Company may approve in its sole discretion in writing for such purpose: (a) the Purchaser shall have the opportunity (but not the obligation) to offer to amend the Arrangement and this Agreement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board (and Special Committee) shall, in consultation with the outside legal counsel and financial advisors, review any offer made by the Purchaser under Section 5.4(1)(e) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal, and (b) if the Acquisition Proposal would no longer constitute a Superior Proposal, the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser and the Company and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(3)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration to be received by the Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded a new five (5) Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice for the new Superior Proposal and a copy of the proposed definitive agreement for the new Superior Proposal.

(4)

The Board shall, within five (5) Business Days from the Purchaser’s reasonable request to do so, reaffirm (subject to Section 5.1(1)(d)) the Board Recommendation by press release after any Acquisition Proposal which is determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement or the Plan of Arrangement as contemplated under Section 5.4(2) would result in an Acquisition Proposal no longer being a Superior Proposal. The Company shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel.

(5)

If the Company provides a Superior Proposal Notice to the Purchaser after a date that is less than ten (10) Business Days before the Meeting, the Company shall be entitled to and shall upon request from the Purchaser postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting, but in any event to a date that is not less than five (5) Business Days prior to the Outside Date.

(6)

Notwithstanding anything to the contrary contained in this Agreement, nothing in this Agreement shall prohibit the Company or the Board from (a) complying with Rules 14d-9 and 14e-2(a) under the Exchange Act or similar Laws under other Securities Law, including a “stop, look and listen” communication by the Board or the Special Committee, as applicable, to Shareholders pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication); (b) complying with Item 1012(a) of Regulation M-A under the Exchange Act; (c) complying with the Company’s disclosure obligations under Securities Law; or (d) making a Change in Recommendation or from making any disclosure to any securityholders of the Company prior to the Effective Time, including for greater certainty disclosure of a Change in Recommendation, if, in the good faith judgment of the Board, after consultation with outside legal counsel and upon the recommendation of the Special Committee, failing to take such action or make such disclosure would reasonably be expected to be inconsistent with the Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required by Law (including by responding to an Acquisition Proposal under a directors’ circular or otherwise as required by Law); provided that, for greater certainty, in the event of a Change in Recommendation and a termination by the Purchaser of this Agreement pursuant to Section 7.2(1)(d)(ii), the Company shall be obligated to pay the Termination Fee as required by Section 8.2(2). The Board may not make a Change in Recommendation pursuant to the preceding sentence unless the Company gives the Purchaser at least two (2) Business Days prior written notice of its intention to make such Change in Recommendation, provided that, for greater certainty, the foregoing limitation shall not apply in respect of any actions taken under Section 5.4(1). Should the Board make a Change in Recommendation in accordance with the foregoing, Section 4.10 shall no longer be applicable to disclosures made by the Company. In addition, nothing contained in this Agreement shall prohibit the Company or the Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or calling or holding a meeting of Shareholders requisitioned by Shareholders in accordance with the QBCA or taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise mandated by a court of competent jurisdiction in accordance with Law.

(7)

From the date of this Agreement until the earlier to occur of the termination of this Agreement pursuant to Article 7 and the Effective Time, the Company will not be required to enforce, and will be permitted to waive, any provision of any standstill or confidentiality agreement to the extent necessary to permit a confidential proposal being made to the Board (or any committee thereof); provided, that, the Board has determined in good faith (after consultation with outside legal counsel) that failure to take such action would be inconsistent with its fiduciary duties.

Section 5.5 Breach by Subsidiaries and Representatives.

Without limiting the generality of the foregoing, the Company shall advise its Subsidiaries and its and their Representatives of the prohibitions set out in this Article 5, and any violation of the restrictions set forth in this Article 5 by the Company, its Subsidiaries or its or their Representatives will be deemed to be a breach of this Article 5 by the Company. Furthermore, the Company shall be responsible for any breach of this Article 5 by its Subsidiaries and its and its Subsidiaries’ Representatives.

ARTICLE 6

CONDITIONS

Section 6.1 Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Required Shareholder Approval. The Required Shareholder Approval has been obtained at the Meeting in accordance with the Interim Order.

(2)

Interim and Final Orders. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the Company or the Purchaser, each acting reasonably, on appeal or otherwise.

(3)

Articles of Arrangement. The Articles of Arrangement to be sent to the Enterprise Registrar in accordance with this Agreement shall be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

(4)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser from consummating the Arrangement.

Section 6.2 Additional Conditions Precedent to the Obligations of the Purchaser.

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(1)

Representations and Warranties of the Company. (a) (i) The representations and warranties of the Company set forth in Paragraphs (1)[Organization and Qualification], (2) [Corporate Authorization], (3) [Execution and Binding Obligation], (5)(a) [No Conflict/Non-Contravention (Constating Documents)], (6) (other than paragraph (d)) [Capitalization], (8) [Subsidiaries], (23) [Brokers] and (36) [Anti-Bribery Laws] of Schedule C shall be true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of that specified date); and (ii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this

Section 6.2(1)(ii) any materiality, “material” or “Material Adverse Effect” qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, and (b) the Company has delivered a certificate confirming same to the Purchaser, executed by a senior officer of the Company (without personal liability) addressed to the Purchaser and the Parent and dated the Effective Date.

(2)

Performance of Covenants by the Company. The Company has fulfilled or complied in all material respects with all of its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and the Company has delivered a certificate confirming same to the Purchaser and the Parent, executed by two (2) senior officers of the Company (in each case, without personal liability) addressed to the Purchaser and the Parent and dated as of the Effective Date.

(3)	Material Adverse Effect. Since the date of this Agreement, there has not occurred a Material Adverse Effect.

(4)

No Legal Action. No Proceedings by any Governmental Entity of competent authority shall be pending or threatened that is reasonably likely to (i) prohibit or enjoin the Purchaser from consummating the Arrangement, or (ii) restrict the ownership or operation by the Purchaser of the business or assets of the Company or any of its Subsidiaries or any material portion of the business or assets of the Company or any of its Subsidiaries if the Arrangement is consummated, in each case for purposes of this clause (ii), only where such restrictions would result in a Material Adverse Effect.

(5)	Dissent Rights. Dissent Rights have not been exercised (or, if exercised, remain outstanding) with respect to more than 10% of the issued and outstanding Shares.

Section 6.3 Additional Conditions Precedent to the Obligations of the Company.

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(1)

Representations and Warranties of the Purchaser and the Parent. (a) (i) The representations and warranties of the Purchaser and the Parent set forth in Paragraphs (1) [Organization and Qualification], (2) [Corporate Authorization] and (3) [Execution and Binding Obligation] of Schedule D shall be true and correct in all respects (except for de minimis inaccuracies, including as a result of transactions, changes, conditions, events or circumstances specifically permitted hereunder) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date); and (ii) all other representations and warranties of the Purchaser and the Parent set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(1)(a)(ii) any materiality or “material” qualification contained in any such representation or warranty) as of the Effective Time as if made at and as of such time (except for representations and warranties made as of a specified date, such accuracy of which shall be determined as of such specified date), except in the case of this clause (ii) where the failure to be so true and correct in all respects has not and would not reasonably be expected to, individually or in the aggregate, materially impede or prevent the completion of the Arrangement, and (b) each of the Purchaser and the Parent has delivered a certificate confirming same to the Company, executed a senior officer of the Purchaser or the Parent, as applicable, (in each case, without personal liability), addressed to the Company and dated the Effective Date.

(2)

Performance of Covenants by the Purchaser. The Purchaser has fulfilled or complied in all material respects with all of the covenants of the Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and has delivered a certificate confirming same to the Company, executed by two (2) senior officers of the Purchaser (in each case, without personal liability) addressed to the Company and dated the Effective Date.

(3)

Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall have complied with its obligations under Section 2.9, and the Depositary shall have confirmed to the Company receipt from or on behalf of the Purchaser of, the funds required to pay the aggregate Consideration payable to Shareholders pursuant to the Plan of Arrangement (other than with respect to Shareholders exercising Dissent Rights as provided in the Plan of Arrangement) and to the holder of Exchangeable Subscription Receipts pursuant to the Plan of Arrangement.

(4)	Contingent Value Rights Agreement. The Contingent Value Rights Agreement shall have been duly executed and delivered by the parties thereto, and shall be in full force and effect.

Section 6.4 Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Enterprise Registrar. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.9 hereof shall be deemed to be released from escrow, without any further act or formality required on the part of any Person, when the Certificate of Arrangement is issued.

ARTICLE 7

TERM AND TERMINATION

Section 7.1 Term.

This Agreement shall be effective from the date hereof until the earlier of (i) the Effective Time and (ii) the termination of this Agreement in accordance with its terms.

Section 7.2 Termination.

(1)	This Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time by:

(a)	the mutual written agreement of the Parties;

(b)	either the Company or the Purchaser if:

(i)

No Required Approval by Shareholders. The Required Shareholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) [No Required Approval by Shareholders] if the failure to obtain the approval of the Shareholders has been primarily caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)

Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the Company or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) [Illegality]: (A) if it has not used its best efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; and (B) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)

Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been primarily caused by a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	the Company if:

(i)

Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser or the Parent under this Agreement occurs that would cause any condition in Section 6.3(1) [Representations and Warranties of the Purchaser and the Parent] or Section 6.3(2) [Performance of Covenants by the Purchaser] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.11(3); provided that the Company is not then in breach of this Agreement so as to cause any condition in Section 6.2(1) [Representations and Warranties of the Company] or Section 6.2(2) [Performance of Covenants by the Company] not to be satisfied;

(ii)

Superior Proposal. Prior to obtaining the Required Shareholder Approval, the Board authorizes the Company, in accordance with and subject to the terms and conditions of this Agreement, to enter into a definitive written agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal, provided that the Company is in compliance with Section 5.1 in all respects, other than a de minimis breach, and provided that prior to or concurrent with such termination the Company pays the Termination Fee, in accordance with Section 8.2; or

(iii)

Failure of Purchaser to Consummate. (A) The conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser] have been and continue to be satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred pursuant to Section 2.8 (excluding conditions that, by their nature, are to be satisfied at the Effective Time or the day immediately prior to the Effective Time, including the condition in Section 6.3(3)), (B) the Purchaser fails to (x) deposit or cause to be deposited the funds required to be deposited by it in accordance with Section 2.9, or (y) consummate the Closing by the date that is two (2) Business Days after the first date upon which the Purchaser is required to consummate the Closing pursuant to Section 2.8, and (C) the Company has irrevocably confirmed in writing to the Purchaser in writing that it is prepared to consummate the Closing;

(d)	the Purchaser if:

(i)

Breach of Representation or Warranty or Failure to Perform Covenant by the Company. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(1) [Representations and Warranties of the Company] or Section 6.2(2) [Performance of Covenants by the Company] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.11(3); provided that each of the Purchaser and the Parent is not then in breach of this Agreement so as to cause any condition in Section 6.3(1) [Representations and Warranties of the Purchaser and the Parent] or Section 6.3(2) [Performance of Covenants by the Purchaser] not to be satisfied; and provided further, that the Purchaser may not terminate this Agreement pursuant to this Section 7.2(1)(d)(i) if any of the Purchaser, the Parent or any of their respective Representatives had actual knowledge of the breach of the representation or warranty as of the date hereof, or the breach of covenant is the result of any action or failure to take any action by any such Person in its capacity as director or officer of the Company after the date hereof; or

(ii)

Change in Recommendation or Breach of Non-Solicit. Prior to the obtaining of the Required Shareholder Approval, if (A) the Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to the Purchaser, the Board Recommendation, (B) the Board accepts, approves, endorses or recommends an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Meeting, if sooner), (C) the Board fails to publicly recommend or reaffirm by press release the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so, acting reasonably, after a material event or development (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting) it being understood that the Board will have no obligation to make such reaffirmation on more than two (2) separate occasions (in each of the cases set forth in Clause (A), (B), or (C), a “Change in Recommendation”), or (D) the Company, the Board or any committee breaches its covenants, agreements or obligations set out in Article 5, other than a de minimis breach; provided that a “stop, look and listen” communication by the Board or the Special Committee to the Shareholders pursuant to Rule 14d-9(f) under the Exchange Act (or any substantially similar communication) will not constitute a Change in Recommendation.

(2)

Subject to Section 4.11(3), the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3 Effect of Termination/Survival.

(1)

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, Representative or consultant of such Party, or any Purchaser Related Parties or Company Related Parties) to the other Party to this Agreement, except that: (a) in the event of any termination under Section 7.1 as a result of the occurrence of the Effective Time, Section 2.10 shall survive, Section 4.12 shall survive as described therein and this Section 7.3 shall survive; and (b) in the event of any termination under Section 7.2, Section 2.10, Section 4.5(4), Section 4.6(4), Section 4.8(2), this Section 7.3, and Section 8.2 through to and including Section 8.19 shall survive and the Confidentiality Agreement shall survive in accordance with its terms, and provided that no Party shall be relieved of any liability for any Willful Breach by it of this Agreement.

ARTICLE 8

GENERAL PROVISIONS

Section 8.1 Amendments.

(1)

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Shareholders, and any such amendment may, subject to the Interim Order, the Final Order and Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracy or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive compliance with or modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions contained in this Agreement.

(2)	The Plan of Arrangement may be amended in accordance with Section 5.1 thereof.

(3)

Notwithstanding the foregoing, this Section 8.1(3), Section 8.3(3), Section 8.3(4), Section 8.8(1), Section 8.9(3), Section 8.12(2), and Section 8.20, may not be modified, waived or terminated in a manner that is materially adverse to any Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 8.2 Termination Fees.

(1)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Termination Fee Event occurs, the Company shall pay the Purchaser or Parent the Termination Fee in accordance with Section 8.2(3). For greater certainty, in no event shall the Company be obligated to pay the Termination Fee on more than one occasion.

(2)	For the purposes of this Agreement, “Termination Fee” means $6,000,000 and “Termination Fee Event” means the termination of this Agreement:

(a)	by the Company, pursuant to Section 7.2(1)(c)(ii) [Superior Proposal];

(b)

by the Purchaser, pursuant to (i) Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Non-Solicit] or (ii) Section 7.2(1)(d)(i)[Breach of Representation or Warranty or Failure to Perform Covenant by the Company] (but only where the circumstances giving rise to the Purchaser or the Parent’s right to terminate this Agreement was due solely to Willful Breach or fraud);

(c)	by the Company or the Purchaser pursuant to Section 7.2(1)(b)(i) [No Required Approval by Shareholders] if:

(i)

prior to such termination, a bona fide Acquisition Proposal is made or publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser, the Parent or any of their affiliates);

(ii)	such Acquisition Proposal has not expired or been publicly withdrawn at least five (5) Business Days prior to the Meeting; and

(iii)

within twelve (12) months following the date of such termination, (A) an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) is consummated or effected, or (B) the Company enters into a written agreement (other than an Acceptable Confidentiality Agreement), in respect of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above) and such Acquisition Proposal is later consummated.

(d)

by the Company or the Purchaser pursuant to any subsection of Section 7.2(1) if at such time the Purchaser is entitled to terminate this Agreement pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Non-Solicit].

For purposes of this Section 8.2(2)(c), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(3)

The Termination Fee shall be paid by the Company to the Purchaser (or as directed by the Purchaser) as follows, by wire transfer of immediately available funds to an account designated by the Purchaser or the Parent, if a Termination Fee Event occurs:

(a)

due to a termination of this Agreement by the Company pursuant to Section 7.2(1)(c)(ii) [Superior Proposal], the Termination Fee shall be paid prior to or simultaneously with the occurrence of such Termination Fee Event;

(b)

due to a termination of this Agreement by the Purchaser pursuant to Section 7.2(1)(d)(ii) [Change in Recommendation or Breach of Non-Solicit], Section 7.2(1)(d)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by the Company] (but only where the circumstances giving rise to the Purchaser or the Parent’s right to terminate this Agreement was due solely to Willful Breach or fraud) or the circumstances set forth in Section 8.2(2)(d), the Termination Fee shall be paid within five (5) Business Days following such Termination Fee Event; or

(c)

in the circumstances set out in Section 8.2(2)(c) [Acquisition Proposal Tail], the Termination Fee shall be paid prior to or simultaneously with the consummation of the Acquisition Proposal referred to therein.

(4)

Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Reverse Termination Fee Event occurs, the Purchaser shall pay or cause to be paid to the Company the Reverse Termination Fee, by wire transfer of immediately available funds to an account designated by the Company, within two (2) Business Days following the applicable Reverse Termination Fee Event. For greater certainty, in no event shall the Purchaser be obligated to pay the Reverse Termination Fee on more than one occasion.

(5)	For the purposes of this Agreement, “Reverse Termination Fee” means $12,000,000 and “Reverse Termination Fee Event” means the termination of this Agreement:

(a)

by the Company, (i) pursuant to Section 7.2(1)(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser] (but only where the circumstances giving rise to the Company’s right to terminate this Agreement was due solely to Willful Breach or fraud) or (ii) pursuant to Section 7.2(1)(c)(iii)[Failure of Purchaser to Consummate]; or

(b)

by the Purchaser, pursuant to Section 7.2(1)(b)(iii) [Outside Date], if at the time of termination the Company could have terminated this Agreement (i) pursuant to Section 7.2(1)(c)(i) [Breach of Representation or Warranty or Failure to Perform Covenant by the Purchaser] (but only where the circumstances giving rise to the Company’s right to terminate this Agreement was due solely to Willful Breach or fraud), or (ii) pursuant to Section 7.2(1)(c)(iii)[Failure of Purchaser to Consummate].

(6)

The Reverse Termination Fee shall be paid by the Purchaser to the Company, by wire transfer of immediately available funds to an account designated by the Company, within two (2) Business Days following the applicable Reverse Termination Fee Event.

Section 8.3 Acknowledgement.

(1)

Each Party acknowledges that the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in Section 8.2 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, which the affected Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, but are not penalties, and are proceeds of disposition for the rights of the Purchaser or the Company, as applicable, under this Agreement. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive, including under article 1623 of the Civil Code of Québec. In addition, if the Company fails to pay in a timely manner the Termination Fee in accordance with the express terms of this Agreement, or if the Purchaser fails to pay in a timely manner the Reverse Termination Fee in accordance with the express terms of this Agreement, then (a) the applicable Party shall reimburse the other Party for all reasonable out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of the Termination Fee or the Reverse Termination Fee, as applicable, including in connection with any related Proceedings commenced and (b) the applicable Party shall pay to the other Party interest on the Termination Fee or the Reverse Termination Fee, as applicable, from and including the date payment of the Termination Fee or the Reverse Termination Fee, as applicable, was due to but excluding the date of actual payment at the prime rate in effect on the date the Termination Fee or Reverse Termination Fee, as applicable, was required to be made.

(2)

Subject to the Parent and the Purchaser’s right to injunctive and other equitable relief or other form of specific performance in accordance with Section 8.8 and except in the case of Willful Breach, in the event the Termination Fee is paid to the Purchaser or the Parent to the extent such fee is payable, such payment of the Termination Fee shall be the sole and exclusive remedy of the Parent and the Purchaser against the Company and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling Persons, managers, members or agents (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and the Parent and the Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Company Related Parties in connection with this Agreement or the transactions contemplated by this Agreement. In no event shall the Company or any Company Related Parties be required to pay damages under this Agreement (other than, for the avoidance of doubt, the Termination Fee to the extent payable) and under no circumstances will the collective monetary damages payable by the Company or (without expanding any liability thereof) any Company Related Parties for breaches under this Agreement (taking into account the payment of the Termination Fee pursuant to this Agreement) or any related Contracts or other agreements under any circumstances exceed the Termination Fee in the aggregate for all such breaches.

(3)

In the event the Reverse Termination Fee is paid to the Company in accordance with Section 8.2(5), such payment of the Reverse Termination Fee shall be the sole and exclusive remedy of the Company against the Purchaser and any of its affiliates and any of their respective former, current or future directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling Persons, managers, members or agents (collectively, the “Purchaser Related Parties”) and the Debt Financing Related Parties for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement, and upon payment of such amount none of the Purchaser Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement (except that the Purchaser and certain of the Purchaser Related Parties shall also be obligated with respect to, and the Company may be entitled to remedies with respect to, the reimbursement and indemnity obligation set forth under Section 4.6(4) and Section 4.8(2)), and the Company shall not seek to obtain any (i) recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Purchaser Related Parties in connection with this Agreement or the transactions contemplated by this Agreement, or the Debt Financing Related Parties in connection with the Debt Financing or this Agreement, or the transactions contemplated thereby and herein (or as a result of a breach of failure to perform hereunder, in any case whether recklessly, knowingly, willfully, intentionally, unintentionally or otherwise) or (ii) seek to enforce the Closing through injunctive relief or other equitable means. In no event shall the Purchaser or any Purchaser Related Parties be required to pay damages under this Agreement (other than, for the avoidance of doubt, the Reverse Termination Fee to the extent payable) and under no circumstances will the collective monetary damages payable by the Purchaser or (without expanding any liability thereof) any Purchaser Related Parties for breaches under this Agreement (taking into account the payment of the Reverse Termination Fee pursuant to this Agreement) or any related Contracts or other agreements under any circumstances exceed the Reverse Termination Fee in the aggregate for all such breaches.

(4)

Each Party agrees, on behalf of itself and its affiliates and Representatives, that all actions, claims, obligations, liabilities or causes of action (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (A) this Agreement or any other agreement referenced herein or the transactions contemplated hereunder or thereunder, (B) the negotiation, execution or performance of this Agreement or any other agreement referenced herein (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement or any other agreement referenced herein, and (D) any failure of any of the transactions contemplated hereunder or any other agreement referenced herein to be consummated, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties to this Agreement, and, in accordance with, and subject to the terms and conditions of this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement or any other agreement referenced herein or otherwise to the contrary, each Party covenants, agrees and acknowledges, on behalf of itself and its affiliates and Representatives, that no recourse under this Agreement or any other agreement referenced herein or in connection with any of the transactions contemplated hereby or thereby shall be sought or had against any other Person, including any Purchaser Related Party, any Debt Financing Related Party and any Company Related Party, and no other

Person, including any Purchaser Related Party, any Debt Financing Related Party and any Company Related Party, shall have any liabilities or obligations (whether in contract or in tort, in law, in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D), in each case, except for fraud, it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned (excluding, for the avoidance of doubt, Persons that are expressly identified as parties to this Agreement), as such, arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (A) through (D).

Section 8.4 Expenses.

Except as otherwise specifically provided for in this Agreement, all expenses incurred in connection with the Arrangement, this Agreement or the transactions contemplated hereby, including all costs, expenses and fees incurred prior to or after the Effective Time in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

Section 8.5 Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or email sent to and addressed:

(a)	to the Purchaser or the Parent at:

c/o Honigman LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226-3506

Attention:  [redacted – name]

Email:    [redacted – email address]

with a copy to (which shall not constitute notice):

Honigman LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226-3506

Attention:  [redacted – name]

Email:    [redacted – email address]

and to:

McMillan LLP

TD Canada Trust Tower, Suite 1700

421 7th Avenue S.W.

Calgary, Alberta T2P 4K9

Attention:  [redacted – name]

Email:    [redacted – email address]

(b)	to the Company at:

Theratechnologies Inc.

2015, rue Peel, Bureau 1100,

Montreal, Québec, H3A 1T8

Attention:  [redacted – name]

Email:    [redacted – email address]

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP

800 Square Victoria, Suite 3500

Montreal, Québec, H3C 0B4

Attention:  [redacted – name]

Email:    [redacted – confidential information]

and to:

Norton Rose Fulbright Canada LLP

1, Place Ville-Marie, Suite 2500

Montreal, Québec, H3B 1R1

Attention:  [redacted – name]

Email:    [redacted – email address]

Any notice or other communication is deemed to be given and received (a) if sent by personal delivery or same day courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, (b) if sent by overnight courier, on the next Business Day, or (c) if sent by email, on the date such email was sent if it is a Business Day and such email was sent prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day (provided in the case of email that no “bounceback” or notice of non-delivery is received by the sender within thirty (30) minutes of the time of sending). A Party may change its address for service from time to time by providing a notice in accordance with the foregoing.

Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 8.6 Time of the Essence.

Time is of the essence in this Agreement.

Section 8.7 Further Assurances.

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Party may, either before or after the Effective Time, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

Section 8.8 Specific Performance.

(1)

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for proof of damages or for the securing or posting of any bond in connection with the obtaining of any such relief. The rights set forth in this Section 8.8, including rights of specific performance and enforcement, are in addition to any other remedy to which the Parties may be entitled at Law or in equity, subject to Section 8.3(2). None of the Parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law. Notwithstanding anything contained in this Agreement, in no event shall the Company or the Company Related Parties be entitled to directly or indirectly seek the remedy of specific performance against any Debt Financing Source or Debt Financing Related Parties in their capacity as a lender, investor, arranger, purchaser or otherwise in connection with the Debt Financing or otherwise in connection with this Agreement or the Arrangement.

(2)

Each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the Parties further agree that (a) by seeking the remedies provided for in this Section 8.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (b) nothing set forth in this Section 8.8 shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 8.8 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any legal Proceeding pursuant to this Section 8.8 or anything set forth in this Section 8.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter; provided that the parties acknowledge and agree that, while the Company may pursue a grant of specific performance prior to the valid termination of this Agreement, following the valid termination of this agreement, under no circumstances shall the Company be permitted or entitled to seek a grant of specific performance to cause the Closing to occur.

Section 8.9 Third Party Beneficiaries.

(1)

Except as provided in Section 2.4(5), Section 4.6(4), Section 4.8(2), Section 4.12, and Section 8.3(2) and which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.9 as the “Third Party Beneficiaries”), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding.

(2)

Despite the foregoing, the Parties acknowledge to each of the Third Party Beneficiaries their direct rights against the applicable Party under Section 2.4(5), Section 4.6(4), Section 4.8(2) and Section 4.12 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his, her or their heirs and legal Representatives, and, in respect of the Third Party Beneficiaries identified as being entitled to indemnification under Section 2.4(5), Section 4.6(4), Section 4.8(2) and Section 4.12, the Company confirms that it is acting as agent on their behalf, and agrees to enforce such provisions on their behalf.

(3)

Each of the Parties acknowledges to each of the Debt Financing Sources that, as a Third Party Beneficiary, their direct rights against it under Section 8.1(3), Section 8.3(3), Section 8.3(4), Section 8.8(1), this Section 8.9(3), Section 8.12(2), and Section 8.20 are intended for the benefit of, and shall be enforceable by, each of the Debt Financing Sources, its heirs, its successors and assigns and its legal Representatives.

Section 8.10 Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.11 Entire Agreement.

This Agreement, together with the Confidentiality Agreement, the Contingent Value Rights Agreement and the Company Disclosure Letter, constitutes the entire agreement among the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, among the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

Section 8.12 Successors and Assigns.

(1)	This Agreement will be binding upon and enure to the benefit of the Company, the Parent and the Purchaser and their respective successors and permitted assigns.

(2)

Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party, except that the Purchaser or the Parent may collaterally assign all or any portion of its rights hereunder to any Debt Financing Sources and may assign all or any portion of its rights and obligations under this Agreement to any of its controlled affiliates, including to permit such controlled affiliate to acquire, instead of the Purchaser, all or part of the Shares to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement, provided, however, that no such assignments shall relieve the Purchaser or the Parent, as applicable, of its obligations hereunder.

Section 8.13 Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 8.14 Governing Law.

(1)	This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

(2)

Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

Section 8.15 Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 8.16 No Liability.

No director or officer of the Purchaser or the Parent or any of its affiliates shall have any personal liability whatsoever to the Company or its Securityholders under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Purchaser or the Parent. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to the Purchaser or the Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

Section 8.17 Privacy Covenant.

(1)

The Parties acknowledge and confirm that the disclosure of, requests for, and access to, Transferred Information are limited to what is necessary for the purposes of determining if the Parties will proceed with the transactions contemplated herein, and that the disclosure of, and access to, Transferred Information relates solely to the completion of the transactions contemplated herein.

(2)

The Company, and on behalf of its Subsidiaries and affiliates, represents and warrants that it is communicating the Transferred Information to Purchaser and Parent in compliance with Privacy and Data Security Laws for the purposes in set out in this Agreement.

(3)	In addition to its other obligations hereunder, the Purchaser and the Company for itself, and on behalf of its Subsidiaries, covenants and agrees as follows:

(a)

prior to the completion of the transactions contemplated herein, the Purchaser shall (i) Process the Transferred Information in compliance with Privacy and Data Security Laws and solely to the extent necessary for the purpose of reviewing and completing the transactions contemplated herein, including for the purpose of determining to complete such transactions, and (ii) shall protect the confidentiality of the Transferred Information;

(b)	if the transactions contemplated herein do not proceed, the Purchaser shall return the Transferred Information to the Company or destroy it at the election of the Company, within a reasonable time;

(c)

after the completion of the transactions contemplated herein, the Purchaser shall continue to use or disclose or otherwise Process the Transferred Information in compliance with applicable Privacy and Data Security Laws; and

(d)

where required by applicable Privacy and Data Security Law, the Purchaser shall, within a reasonable time after the conclusion of the transactions contemplated herein, notify the individuals to whom the Transferred Information relates that the transactions contemplated herein have taken place and that the Transferred Information has been disclosed to Purchaser as a result of such transactions.

Section 8.18 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

Section 8.19 Language.

The Parties expressly acknowledge that it is their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

Section 8.20 Debt Financing Sources.

(a)

Notwithstanding anything herein to the contrary, the Parties hereby agree that (i) neither any lender providing Debt Financing in connection with the transactions contemplated herein, any existing lender to the Parent or its affiliates, nor, in each case, any such lender’s or its affiliates’ former, current and future equityholders, members, partners, employees, officers, directors, managers, controlling persons, attorneys, agents, advisors or other representatives or the heir, executor, successor or assign of any of the foregoing (in each case, other than to the extent any such Person is the Parent) (collectively, the “Debt Financing Sources”) shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 8.20 shall limit the liability or obligations of such Debt Financing Sources under any debt commitment letter, the fee letter related thereto, any credit agreement or any other documents governing or evidencing the debt facility, any credit facilities or other financing provided by any Debt Financing Source) and (ii) only the Parent and the other parties to any debt commitment letter, the fee letter related thereto, any credit agreement or any other agreements governing the Debt Financing at their own direction shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any such agreement.

(b)

Notwithstanding anything to the contrary contained in this Agreement, each of the Parties: (i) agrees that it will not bring, permit any of its Affiliates to bring or support any Person in any action of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, involving any of the Debt Financing Sources in any way arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter, any related fee letter or the performance thereof or the financings contemplated thereby or the transactions contemplated hereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) involving any of the Debt Financing Sources arising out of or in any way relating to this Agreement, the Debt Commitment Letter, any related fee letter or the performance thereof or the financings contemplated thereby or the transactions contemplated hereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules of conflicts of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction; and (iii) hereby irrevocably and unconditionally waives any right such Party may have to a trial by jury in respect of any litigation (whether at law or in equity, whether in contract or in tort or otherwise) arising out of or relating in any way to the Debt Commitment Letter, any related fee letter or the performance thereof or the financings contemplated thereby or the transactions contemplated hereby.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

CB BIOTECHNOLOGY, LLC

By:	(signed) David Risk
Name: David Risk
Title: Authorized Signatory

FUTURE PAK, LLC

By:	(signed) David Risk
Name: David Risk
Title: Authorized Signatory

[Signature Page to Arrangement Agreement – Purchaser and Parent]

THERATECHNOLOGIES INC.

By:	(signed) Frank Holler
Name: Frank Holler
Title: Chair of the Special Committee

[Signature Page to the Arrangement Agreement – Company]

SCHEDULE A

PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER CHAPTER XVI – DIVISION II

OF THE BUSINESS CORPORATIONS ACT (QUÉBEC)

Section 1.1 Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“2025 LTIP” means the 2025 long term incentive plan adopted by the Company on April 14, 2025, providing for the grant of cash-based incentive awards.

“Arrangement” means the arrangement under Chapter XVI – Division II of the QBCA in accordance with the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated as of July 2, 2025 among the Purchaser, the Parent and the Company (including the schedules thereto).

“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by the QBCA to be sent to the Enterprise Registrar after the Final Order is made, which shall include this Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Montreal, Québec and Detroit, Michigan.

“Cash Consideration” means $3.01 in cash per Share.

“Certificate of Arrangement” means the certificate giving effect to the Arrangement to be issued by the Enterprise Registrar in accordance with the QBCA in respect of the Articles of Arrangement.

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to each Shareholder and other Persons as required by the Interim Order and Law in connection with the Meeting, as amended, modified or supplemented from time to time in accordance with the terms of the Arrangement Agreement.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“Company” means Theratechnologies Inc., a corporation existing under the Laws of the Province of Québec.

“Consideration” means the consideration to be received for each Share pursuant to this Plan of Arrangement, consisting of the Cash Consideration and one (1) CVR.

“Contingent Value Rights Agreement” means the contingent value rights agreement entered into between the Purchaser, the Parent and Computershare Trust Company of Canada, as rights agent, setting out the terms and conditions of the CVRs.

“Court” means the Superior Court of Québec.

“CVR” means a right to receive additional cash payments issued by the Purchaser in accordance with the terms of this Plan of Arrangement and the Contingent Value Rights Agreement and governed by the Contingent Value Rights Agreement.

“Depositary” means Computershare Trust Company of Canada or such other Person as the Company may appoint to act as depositary for the Arrangement, with the approval of the Purchaser, acting reasonably.

“Dissent Rights” has the meaning specified in Section 3.1.

“Dissenting Holder” means a registered Shareholder as of the record date of the Meeting who has validly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Shares in respect of which Dissent Rights are validly exercised by such registered Shareholder.

“DRS Advice” has the meaning specified in Section 4.1(2).

“DSU” means a deferred share unit of the Company granted to eligible participants under the DSU Plan.

“DSU Plan” means the deferred share unit plan of the Company dated December 14, 2010, as amended on February 7, 2012 and May 16, 2017.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. on the Effective Date, or such other time as specified in writing by the Purchaser to the Company.

“Enterprise Registrar” means the enterprise registrar (Registraire des entreprises) appointed by the Minister of Employment and Social Solidarity (Québec).

“Excise Tax” has the meaning specified in Section 4.1(7).

“Exchangeable Receipt Cash Consideration” means the cash consideration to be received for each Exchangeable Subscription Receipt pursuant to this Plan of Arrangement, being an amount equal to the Cash Consideration.

“Exchangeable Subscription Receipts” means the pre-funded exchangeable subscription receipts of the Company exchangeable into Shares on a one-for-one basis, issued pursuant to an exchangeable subscription receipt agreement dated October 31, 2023 between the Company and Investissement Québec.

“Exchanges” means the Toronto Stock Exchange and the Nasdaq Capital Market.

“Exercise Price” means in respect of each Option or SAR that (a) has an exercise price denominated in U.S. dollars, such U.S. dollars denominated exercise price; or (b) has an exercise price denominated in Canadian dollars, the U.S. Equivalent of such Canadian dollar denominated exercise price, and with respect of each Warrant, the exercise price therefor denominated in U.S. dollars.

“Final Order” means the final order of the Court in a form acceptable to the Company and the Purchaser, each acting reasonably, approving the Arrangement under the QBCA, as such order may be amended by the Court (with the consent of both the Company and the Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such amendment is acceptable to both the Company and the Purchaser, each acting reasonably).

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, cabinet, board, bureau, minister, ministry, agency or instrumentality, (including, without limitation, the United States Food and Drug Administration, the United States Drug Enforcement Administration or any other foreign, federal, state, provincial, court or local government or regulatory authorities including self-regulatory organizations engaged in the regulation of clinical trials, pharmaceuticals, biologics or biohazardous substances or materials), (b) any subdivision, agent or authority of any of the foregoing, (c) any quasi-governmental or private body including any tribunal, commission, regulatory agency or self-regulatory organization exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and (d) any Securities Authority.

“Incentive Plans” means, collectively, the Omnibus Plan, the Share Option Plan, the SAR Plan, the DSU Plan and the 2025 LTIP.

“Incentive Securities” means, collectively, the Options, the SARs and the DSUs.

“Interim Order” means the interim order pursuant to the QBCA issued by the Court, in a form acceptable to the Company and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended, modified, supplemented or varied by the Court (provided that any such amendment, modification supplement or variation is acceptable to both the Company and the Purchaser, each acting reasonably).

“Investor Rights Agreement” means the investor rights agreement dated October 31, 2023 between the Company and Investissement Québec.

“Law” means, with respect to any Person, any and all applicable national, federal, provincial, state, municipal or local law (statutory, common or civil), constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, award, decree or ruling, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law or are binding on the Person to which they purport to apply, published policies, guidelines, bulletins and enforcement advisories, standards, notices and protocols of any Governmental Entity.

“Letter of Transmittal” means the letter of transmittal sent to the Shareholders and the holder of Exchangeable Subscription Receipts for use in connection with the Arrangement.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Maximum Milestone Payments Amount” means the aggregate amount of the Milestone Payments, and assuming the maximum amount of Milestone Payments are made under the Contingent Value Rights Agreement, divided by the aggregate number of CVRs to be issued pursuant to this Plan of Arrangement.

“Meeting” means the special meeting of the Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser, acting reasonably.

“Milestone Payments” means, collectively, the First EGRIFTA Milestone Payment, the Second EGRIFTA Milestone Payment, or the EGRIFTA Annual Percentage Milestone Payments and “Milestone Payment” refers to any such payment; provided, that in no event will the aggregate amount of all Milestone Payments exceed $65,000,000, as further described and defined in the Contingent Value Rights Agreement.

“Omnibus Plan” means the omnibus incentive plan of the Company effective May 29, 2025.

“Options” means all outstanding options to purchase Shares issued pursuant to the Share Option Plan.

“Parent” means Future Pak, LLC, a Michigan limited liability company, and, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

“Parties” means the Company, the Parent and the Purchaser and “Party” means either of them, as the context requires.

“Payments” has the meaning specified in Section 4.1(7).

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this plan of arrangement proposed under Chapter XVI – Division II of the QBCA, and any amendments or variations to this plan of arrangement made in accordance with its terms, the terms of the Arrangement Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company, the Parent and the Purchaser, each acting reasonably.

“Purchaser” means CB Biotechnology, LLC, a Delaware limited liability company, and, in accordance with Section 8.12 of the Arrangement Agreement, any of its successors or permitted assigns.

“QBCA” means the Business Corporations Act (Québec).

“SAR” means a share appreciation right of the Company granted to eligible participants under the SAR Plan.

“SAR Plan” means the share appreciation rights plan of the Company dated October 4, 2018.

“SEC” means the United States Securities and Exchange Commission.

“Securities Authorities” means the applicable securities commissions or securities regulatory authorities of the provinces of Canada, the SEC and the Exchanges.

“Share Option Plan” means the share option plan of the Company, as last amended as of May 9, 2023.

“Shareholder Rights Plan” means the Company’s shareholder rights plan dated April 6, 2022.

“Shareholders” means the registered or beneficial holders of the Shares, as the context requires.

“Shares” means the common shares in the capital of the Company.

“Tax Act” means the Income Tax Act (Canada).

“U.S. Equivalent” means, in respect of each Option or SAR that has an exercise price denominated in Canadian dollars, the amount of such exercise price expressed in U.S. dollars calculated on the basis of the daily exchange rate posted by the Bank of Canada for conversions of Canadian dollars to U.S. dollars on the Business Day immediately preceding the Effective Date.

“Underwater Option” has the meaning set forth in Section 2.3(4).

“Underwater SAR” has the meaning set forth in Section 2.3(6).

“Warrants” means the 5,000,000 share purchase warrants of the Company expiring February 27, 2030, exercisable into an aggregate of 1,250,000 Shares, at an exercise price of $2.30 per Share.

Section 1.2 Certain Rules of Interpretation

In this Plan of Arrangement, unless otherwise specified:

(1)

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

(2)	Currency. All references to dollars or to $ are references to U.S. dollars, unless specified otherwise.

(3)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(4)

Certain Phrases and References, etc. The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise, “Article” and “Section”, followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement. The terms “Plan of Arrangement”, “hereof”, “herein” and similar expressions refer to this Plan of Arrangement (as it may be amended, modified or supplemented from time to time) and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

(5)

Statutory References. Except as otherwise provided in this Plan of Arrangement, (a) any reference in this Plan of Arrangement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced.

(6)

Agreement References. Any reference in this Plan of Arrangement to the Arrangement Agreement or any other agreement or document includes, and is a reference to, the Arrangement Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated or replaced and includes all schedules, annexes appendices and other attachments to it.

(7)

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

(8)

Date for Any Action. If any action may be taken within, or any right or obligation is to expire at the end of, a period of days under this Plan of Arrangement, then the first day of the period is not counted, but the day of its expiry is counted. Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment will be made or such action will be taken on or not later than the next succeeding Business Day.

(9)	Time References. References to time are to local time, Montreal, Québec.

ARTICLE 2

THE ARRANGEMENT

Section 2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement under Chapter XVI – Division II of the QBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

Section 2.2 Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all Shareholders (including Dissenting Holders), the holder of Exchangeable Subscription Receipts, all holders of Warrants, all holders of Incentive Securities, the registrar and transfer agent of the Company, the Depositary, the parties to the Contingent Value Rights Agreement and all other Persons at and after the Effective Time, without any further act or formality required on the part of any Person, except as expressly provided in this Plan of Arrangement.

Section 2.3 Arrangement

Pursuant to the Arrangement, each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, starting at the Effective Time and effective as at two (2) minutes intervals (in each case, unless otherwise specified):

(1)

notwithstanding the terms of the Shareholder Rights Plan, the Shareholder Rights Plan shall be terminated, and all rights issued pursuant to the Shareholder Rights Plan shall be cancelled without any payment in respect thereof;

(2)	notwithstanding the terms of the Investor Rights Agreement, the Investor Rights Agreement shall be terminated;

(3)

each Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to the Cash Consideration less the applicable Exercise Price in respect of such Option, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled and all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied;

(4)

each Option outstanding immediately prior to the Effective Time with an Exercise Price per Share that is greater than or equal to the Cash Consideration and less than the Cash Consideration plus the Maximum Milestone Payments Amount (an “Underwater Option”) that has not yet vested in accordance with its terms shall be accelerated so that such Option becomes exercisable, notwithstanding the terms of the Share Option Plan or any award or similar agreement pursuant to which such Option was granted or awarded, immediately following which each such Option that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such Option shall immediately be cancelled and all of the Company’s obligations with respect to such Option shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater Option shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount exceeds the Exercise Price per Share of such Underwater Option, if payable and as otherwise determined in accordance with the Contingent Value Rights Agreement. For greater certainty, where the Exercise Price of any Option is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Company nor the Purchaser shall be obligated to pay the holder of such Option the Consideration or any other amount in respect of such Option, and the Option shall be immediately cancelled;

(5)

each SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is less than the Cash Consideration that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which any SARs were granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to the Cash Consideration less the applicable Exercise Price in respect of such SAR, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such SAR shall immediately be cancelled and all of the Company’s obligations with respect to such SAR shall be deemed to be fully satisfied;

(6)

each SAR outstanding immediately prior to the Effective Time with an Exercise Price per Share that is greater than or equal to the Cash Consideration and less than the Cash Consideration plus the Maximum Milestone Payments Amount (an “Underwater SAR”) that has not yet vested in accordance with its terms shall be accelerated so that such SAR becomes exercisable, notwithstanding the terms of the SAR Plan or any award or similar agreement pursuant to which such SAR was granted or awarded, immediately following which each such SAR that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and such SAR shall immediately be cancelled and all of the Company’s obligations with respect to such SAR shall be deemed to be fully satisfied; provided that each CVR issued to a holder in respect of an Underwater SAR shall only entitle such holder to a maximum amount in cash equal to the amount by which the Cash Consideration plus the Maximum Milestone Payments Amount per CVR exceeds the Exercise Price per Share of such Underwater SAR, if payable and as otherwise determined in accordance with the Contingent Value Rights Agreement. For greater certainty, where the Exercise Price of any SAR is greater than or equal to the Cash Consideration plus the Maximum Milestone Payments Amount, neither the Company nor the Purchaser shall be obligated to pay the holder of such SAR the Consideration or any other amount in respect of such SAR, and the SAR shall be immediately cancelled;

(7)

each Warrant outstanding immediately prior to the moment that is immediately prior to the Effective Time that has not yet vested in accordance with its terms shall be accelerated so that such Warrant becomes exercisable, notwithstanding the terms of the Warrants or any award or similar agreement pursuant to which any Warrants were granted or awarded, immediately following which each Warrant that is outstanding and has not been duly exercised, without any further action by or on behalf of the holder thereof, shall be deemed to be assigned and surrendered by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to the amount (if any) by which the Cash Consideration exceeds the Exercise Price of such Warrant, multiplied by the fraction of Share that such Warrant entitles the holder to purchase, being one fourth (1/4) of a Share, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR, issued by the Purchaser on behalf of the Company, for every four (4) Warrants, with any fractions rounded down to the nearest whole with no further compensation for any loss of such fractional part of a CVR, less any applicable withholdings pursuant to Section 4.3, and each such Warrant shall immediately be cancelled and all of the Company’s obligations with respect to each such Warrant shall be deemed to be fully satisfied. For greater certainty, where the foregoing amount is equal to zero or negative for any such Warrant, neither the Company nor the Purchaser shall be obligated to pay the holder of such Warrant the Cash Consideration or any other amount in respect of such Warrant, and the Warrant shall be immediately cancelled;

(8)	each director of the Company shall resign from, and shall be deemed to have immediately resigned from, the Board and the board of directors of any Subsidiary;

(9)

each DSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, notwithstanding the terms of the DSU Plan or any award or similar agreement pursuant to which any DSUs were granted or awarded, as applicable, be deemed to have vested;

(10)

each whole DSU that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company, free and clear of all Liens, in exchange for an amount in cash from the Company equal to (i) the Cash Consideration, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3 and (ii) one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and each such DSU shall immediately be cancelled and all of the Company’s obligations with respect to each such DSU shall be deemed to be fully satisfied;

(11)

each fractional DSU that remains outstanding (if any) shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company in exchange for an amount in cash from the Company equal to the Cash Consideration multiplied by the applicable fraction of a DSU held by the applicable holder, in each case, with such amounts to be paid to the applicable holders in accordance with Section 4.1(3) less any applicable withholdings pursuant to Section 4.3 and each such fractional DSU shall immediately be cancelled and all of the Company’s obligations with respect to each such fractional DSU shall be deemed to be fully satisfied;

(12)

(i) each former holder of Incentive Securities shall cease to be a holder of such Incentive Securities, (ii) such holder’s name shall be removed from each applicable register, (iii) the Incentive Plans and any and all option, award or similar agreements relating to the Incentive Securities shall be terminated and shall be of no further force and effect, and (iv) each such holder shall cease to have any rights as a holder in respect of such Incentive Securities or under the Incentive Plans and have only the right to receive the consideration, if any, to which it is entitled pursuant to this Section 2.3, at the time and in the manner specified in this Plan of Arrangement;

(13)

each Exchangeable Subscription Receipt that is not exchanged into Shares immediately prior to the Effective Time and that remains outstanding shall, without any further action by or on behalf of the holder thereof, be deemed to be transferred by such holder to the Company, free and clear of all Liens, in exchange for (i) the Exchangeable Receipt Cash Consideration with such amount to be paid to the holder in accordance with Section 4.1(2) less any applicable withholdings pursuant to Section 4.3 and (ii) one (1) CVR issued by the Purchaser on behalf of the Company, less any applicable withholdings pursuant to Section 4.3, and each such Exchangeable Subscription Receipt shall immediately be cancelled and all of the Company’s obligations with respect to each such Exchangeable Subscription Receipt shall be deemed to be fully satisfied;

(14)

each outstanding Share held by a Dissenting Holder in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred without any further action by or on behalf of the holder thereof to the Purchaser, free and clear of all Liens, and:

(a)

such Dissenting Holder shall cease to be the holder of such Share and to have any rights as a Shareholder, other than the right to be paid the fair value of such Share by the Purchaser in accordance with Section 3.1;

(b)	such Dissenting Holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof;

(15)

concurrently with the step set forth in Section 2.3(14), each outstanding Share (for greater certainty, other than the Shares held by Dissenting Holders who have validly exercised their respective Dissent Rights) shall be transferred without any further action by or on behalf of the holder thereof, to the Purchaser, free and clear of all Liens, in exchange for the Cash Consideration, less any applicable withholdings pursuant to Section 4.3, and one (1) CVR, less any applicable withholdings pursuant to Section 4.3, and:

(a)	the holder of such Share shall cease to be the holder thereof and to have any rights as a Shareholder other than the right to be receive the Consideration in accordance with this Plan of Arrangement;

(b)	such holder’s name shall be removed from the register of holders of Shares maintained by or on behalf of the Company; and

(c)

the Purchaser shall be recorded in the register of holders of Shares maintained by or on behalf of the Company as the holder of the Shares so transferred, and shall be deemed to be the legal and beneficial owner thereof.

Section 2.4 U.S. Tax Treatment

Notwithstanding anything in Section 2.3 to the contrary, to the extent the Company determines that any treatment of any Option, Warrant, SAR or DSU or payment pursuant to Section 2.3 may trigger any tax or penalty under Section 409A of the Code, the Company shall be permitted to take any and all action the Company in its sole discretion, after consultation with and approval by Purchaser, deems necessary or advisable to avoid such tax or penalty, including by altering the treatment or payment terms or otherwise providing that such payment shall be made on the earliest date that payment would not trigger such tax or penalty.

ARTICLE 3

DISSENT RIGHTS

Section 3.1 Dissent Rights

(1)

Registered holders of Shares as of the record date of the Meeting may exercise dissent rights with respect to all of their Shares (including, insofar as concerns Shareholders also holding Exchangeable Subscription Receipts, Shares to be issued pursuant to the exchange thereof pursuant to the terms of such securities for the purpose of participating to the Arrangement) (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Chapter XIV – Division I of the QBCA, as modified by the Interim Order, any other order of the Court and this Section 3.1, provided that the written objection to the Arrangement Resolution referred to in Section 376 of the QBCA must be received by the Company no later than 5:00 p.m. two (2) Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time) and must otherwise comply with the requirements of the QBCA.

(2)

Each Dissenting Holder who duly exercises Dissent Rights shall be deemed to have transferred the Shares held by such holder to the Purchaser, free and clear of all Liens, as provided in Section 2.3(14), and if such holder is ultimately:

(a)

entitled to be paid fair value for such Shares, (i) shall be deemed not to have participated in the transactions in Article 2 (other than Section 2.3(14)), (ii) shall be entitled to be paid the fair value of such Shares by the Purchaser, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the QBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and (iii) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such holder not exercised Dissent Rights in respect of such Shares; or

(b)

not entitled, for any reason, to be paid the fair value for such Shares, shall be deemed to have participated in the Arrangement on the same basis as Shareholders who have not exercised Dissent Rights in respect of such Shares and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(15), less any applicable withholdings.

Section 3.2 Recognition of Dissenting Holders

(1)

In no case shall the Company, the Purchaser or any other Person be required to recognize a Person exercising Dissent Rights unless such Person (a) is the registered holder of those Shares in respect of which such rights are sought to be exercised as of the record date of the Meeting and as of the deadline for exercising Dissent Rights and (b) has strictly complied with the procedures for exercising Dissent Rights and has not withdrawn such dissent prior to the Effective Time.

(2)

In no case shall the Company, the Purchaser or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the completion of the transfer under Section 2.3(14) and the names of such Dissenting Holders shall be removed from the registers of holders of Shares at the same time as the event described in Section 2.3(14) occurs.

(3)

Shareholders who withdraw, or are deemed to withdraw, their right to exercise Dissent Rights shall be deemed to have participated in the Arrangement, as of the Effective Time, and shall be entitled to receive the Consideration to which Shareholders who have not exercised Dissent Rights are entitled under Section 2.3(15), less any applicable withholdings.

(4)

In addition to any other restrictions under Chapter XIV – Division I of the QBCA, none of the following shall be entitled to exercise Dissent Rights: (a) holders of Incentive Securities (in their capacity as holders of Incentive Securities); and (b) Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution or who abstained from voting on the Arrangement Resolution.

ARTICLE 4

CERTIFICATES AND PAYMENTS

Section 4.1 Payment of Cash Consideration and Issuance of CVRs

(1)

The Purchaser shall, following receipt of the Final Order and prior to the filing of the Articles of Arrangement, (i) provide, or cause to be provided to, the Depositary sufficient funds to satisfy the aggregate Cash Consideration payable to the Shareholders and the aggregate Exchangeable Receipt Cash Consideration payable to the holder of Exchangeable Subscription Receipts pursuant to this Plan of Arrangement, with the amount per Share for Shares in respect of which Dissent Rights have been exercised being deemed to be the Cash Consideration for this purpose, net of any applicable withholdings pursuant to Section 4.3 for the benefit of the Shareholders or other securityholders, which funds shall be held by the Depositary in escrow as agent and nominee for such Shareholders and securityholders and (ii) enter into the Contingent Value Rights Agreement and issue the CVRs and (iii) if requested by the Company, provide the Company with sufficient funds, in the form of a loan to the Company (on terms and conditions to be agreed by the Company and the Purchaser, acting reasonably), to allow the Company to effect the payments set forth in Section 4.1(3) (including any payroll Taxes in respect thereof).

(2)

Upon surrender to the Depositary of a direct registration statement (DRS) advice (a “DRS Advice”) or a certificate which immediately prior to the Effective Time represented outstanding Shares or Exchangeable Subscription Receipts that were transferred pursuant to Section 2.3(13) or Section 2.3(15), as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the registered Shareholders or securityholders represented by such surrendered DRS Advice or certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the cash payment and CVRs to which such holder has the right to receive under this Plan of Arrangement for such Shares or Exchangeable Subscription Receipts, without interest, less any amounts withheld pursuant to Section 4.3, and any DRS Advice or certificate so surrendered shall forthwith be cancelled.

(3)

As soon as practicable after the Effective Time, the Purchaser shall cause the Company, or the relevant Subsidiary of the Company, to deliver to each former holder of Options, Warrants, SARs and DSUs, the cash payment and CVRs, if any, net of applicable withholdings pursuant to Section 4.3, that such holder is entitled to receive under this Plan of Arrangement, either (other than with respect to a CVR) (i) pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of the Company, or the relevant Subsidiary of the Company, is not practicable for any such holder, by cheque (delivered to the address of such holder of Options, Warrants, SARs or DSUs, as reflected on the register maintained by or on behalf of the Company in respect of the Options, Warrants, SARs and DSUs) or such other means as the Company may elect; provided, that to the extent any such amount relates to an Incentive Security that is nonqualified deferred compensation subject to Section 409A of the Code, the Company or the relevant Subsidiary of the Company, shall pay such amounts, without interest and subject to applicable withholding Taxes, at the earliest time permitted under the terms of the applicable agreement, plan or arrangement relating to such Incentive Security that shall not trigger a Tax or penalty under Section 409A of the Code. Notwithstanding that amounts under this Plan of Arrangement are calculated in Canadian dollars, the Company is entitled to make the payments contemplated in this Section 4.1(3) in the applicable currency in respect of which the Company customarily makes payment to such holder by using the applicable Bank of Canada daily exchange rate in effect on the date that is five (5) Business Day immediately preceding the Effective Date.

(4)

Until surrendered as contemplated by this Section 4.1, each DRS Advice or certificate that immediately prior to the Effective Time represented Shares or Exchangeable Subscription Receipts shall be deemed after the Effective Time to represent only the right to receive upon such surrender the cash payment and the CVRs which the holder is entitled to receive in lieu of such DRS Advice or certificate as contemplated in this Section 4.1, less any amounts withheld pursuant to Section 4.3. Any such DRS Advice or certificate formerly representing Shares or Exchangeable Subscription Receipts not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former holder of Shares or Exchangeable Subscription Receipts of any kind or nature against or in the Company or the Purchaser. On such date, all cash payments to which such former holder was entitled shall be deemed to have been surrendered to the Purchaser and shall be paid over by the Depositary to the Purchaser or as directed by the Purchaser.

(5)

Any payment made by the Depositary (or the Company or any of its Subsidiaries, as applicable) in accordance with this Plan of Arrangement that has not been deposited or has been returned to the Depositary (or the Company) on or before the sixth (6th) anniversary of the Effective Time or that otherwise remains unclaimed on the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time, shall cease to represent a right or claim of any kind or nature and the right of the holder to receive the applicable consideration for the Shares, Exchangeable Subscription Receipts, the Warrants, and the Incentive Securities in accordance with this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(6)

No holder of Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities shall be entitled (following the completion of this Plan of Arrangement) to receive any consideration with respect to such Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities other than the applicable consideration, if any, which such holder is entitled to receive in accordance with Section 2.3 and this Section 4.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than, in respect of Shares and Exchangeable Subscription Receipts, any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to any securities of the Company with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Date, represented outstanding Shares, Exchangeable Subscription Receipts or Warrants that were transferred pursuant to Section 2.3.

(7)

Notwithstanding anything in this Plan of Arrangement to the contrary, in the event it shall be determined that any payment or distribution by the Company to an executive of the Company or for any such executive’s benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Plan of Arrangement or otherwise) (the “Payments”) would be subject to the excise Tax imposed by Section 4999 (or any successor provisions) of the Code, or any interest or penalty is incurred by an executive with respect to such excise Tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the “Excise Tax”), then the Payments shall be reduced (but not below zero) if and to the extent that such reduction would result in the executive retaining a larger amount, on an after-Tax basis (taking into account federal, state and local income Taxes and the imposition of the Excise Tax), than if the executive received all of the Payments. The Company shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination.

Section 4.2 Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares or Exchangeable Subscription Receipts that were transferred pursuant to Section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the register of holders of Shares or Exchangeable Subscription Receipts maintained by or on behalf of the Company, as applicable, in exchange for such lost, stolen or destroyed certificate, the Depositary shall deliver the cash payment and cause to be issued the CVRs to which such holder is entitled to receive for such Shares or Exchangeable Subscription Receipts under this Plan of Arrangement in accordance with such holder’s Letter of Transmittal. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such payment is to be delivered shall, as a condition precedent to the delivery of such payment, give a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such amount as the Purchaser may direct, or otherwise indemnify the Company, the Depositary and the Purchaser in a manner satisfactory to the Company, the Depositary and the Purchaser (each acting reasonably), against any claim that may be made against the Company, the Depositary or the Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 4.3 Withholding Rights

Notwithstanding anything to the contrary in this Plan of Arrangement, each of the Purchaser, the Company or any of its Subsidiaries, the Depositary and any other Person that makes a payment hereunder shall be entitled to deduct and withhold from any amount payable or property deliverable to any Person under this Plan of Arrangement (including any amounts payable to Shareholders exercising Dissent Rights or to former Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants or holders of Incentive Securities) such amounts as are required to be deducted and withheld with respect to such payment under the Tax Act, the Code, or any provision of any other Law and to remit such deducted and withheld amounts to the appropriate Governmental Entity. To the extent that amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such deduction and withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Entity. As of the date hereof, the Purchaser acknowledges that it does not intend, based on current Canadian tax Law, to deduct or withhold any amount of Canadian Taxes in respect of amounts payable under this Plan of Arrangement to Shareholders exercising Dissent Rights or to former Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants and any amounts payable pursuant to the Contingent Value Rights Agreement.

Section 4.4 Calculations

All aggregate amounts of cash consideration to be received under this Plan of Arrangement will be calculated to the nearest cent ($0.01). All calculations and determinations made in good faith by the Purchaser, the Company, or the Depositary, as applicable, for the purposes of this Plan of Arrangement shall be conclusive, final and binding.

Section 4.5 Interest

Under no circumstances shall interest accrue or be paid by the Purchaser, the Company or any of its Subsidiaries, the Depositary or any other Person to Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants, holders of Incentive Securities or other Persons depositing DRS Advices or certificates pursuant to this Plan of Arrangement in respect of Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities, regardless of any delay in making any payment contemplated hereunder.

Section 4.6 No Liens

Any exchange or transfer of securities, deemed or otherwise, in accordance with this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 4.7 Paramountcy

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Shares, Exchangeable Subscription Receipts, Warrants and Incentive Securities issued or outstanding prior to the Effective Time; (b) the rights and obligations of the Shareholders, the holder of Exchangeable Subscription Receipts, the holders of Warrants, the holders of Incentive Securities, the Company, the Purchaser, the Depositary, and any registrar or transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement; and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Shares, Exchangeable Subscription Receipts, Warrants or Incentive Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 5

AMENDMENTS

Section 5.1 Amendments

(1)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (a) be set out in writing, (b) be approved by the Company and the Purchaser, each acting reasonably, (c) be filed with the Court, and, if made following the Meeting, approved by the Court, and (d) communicated to the Shareholders if and as required by the Court.

(2)

Any amendment, modification and/or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to or at the Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication to the Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)

The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to the Shareholders.

(4)

Notwithstanding anything to the contrary contained herein, the Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time without the approval of the Court or the Shareholders, provided that each such amendment, modification and/or supplement (a) must concern a matter which, in the reasonable opinion of each of the Company and the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement, and (b) is not adverse to the economic interests of any Shareholders, the holder of Exchangeable Subscription Receipts, holders of Warrants or holders of Incentive Securities.

Section 5.2 Termination

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 6

FURTHER ASSURANCES

Section 6.1 Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

SCHEDULE B

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

(1)

The arrangement (as may be amended, supplemented or varied, the “Arrangement”) under Chapter XVI – Division II of the Business Corporations Act (Québec) (the “QBCA”) of Theratechnologies Inc. (the “Company”), pursuant to the arrangement agreement (as it may from time to time be amended, modified or supplemented, the “Arrangement Agreement”) among the Company, the Parent and the Purchaser dated July 2, 2025, all as more particularly described and set forth in the management information circular of the Company dated •, 2025 (the “Circular”) and as it may from time to time be amended, modified or supplemented in accordance with the Arrangement Agreement, and all transactions contemplated thereby, are hereby authorized, approved and adopted.

(2)

The plan of arrangement (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement and its terms, the “Plan of Arrangement”), the full text of which is set out as Appendix • to the Circular, is hereby authorized, approved and adopted.

(3)

The (i) Arrangement Agreement and all transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement and the Arrangement Agreement, (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, and (iv) the Company’s application for an interim order from the Superior Court of Québec (the “Court”), are hereby ratified, authorized and approved.

(4)	The Company is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement.

(5)

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company (the “Shareholders”) or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, at their discretion, without further notice to or approval of the Shareholders, (i) to amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted thereby, and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and any related transactions.

(6)

Any one director or officer of the Company, acting alone, is hereby authorized and directed for and on behalf of the Company to make or cause to be made an application to the Court for an order approving the Arrangement and to execute and deliver, or cause to be executed and delivered, for filing with the Enterprise Registrar under the QBCA, the articles of arrangement and all such other documents and instruments as may be necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement or any such other document or instrument.

(7)

Any one director or officer of the Company, acting alone, is hereby authorized and directed for and on behalf of the Company to execute and deliver or cause to be executed and delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full force and effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such other document or instrument or the doing of any other such act or thing.

B-1

SCHEDULE C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

(1)	Organization and Qualification.

The Company and each of its Subsidiaries is a corporation or other entity duly incorporated or organized, as applicable, validly existing and in good standing under the Laws of the jurisdiction of its governing jurisdiction. The Company, and each of its Subsidiaries, has all requisite power and authority, and is duly qualified, licensed or registered and holds all Material Authorizations required to carry on its business as now conducted and to own, lease and operate its assets and business except as to the extent that any failure of the Company or any of its Subsidiaries to be so qualified, licensed or registered or to hold such Material Authorizations would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has made available to the Purchaser true, complete and correct copies of the Company’s Constating Documents and such documents are in full force and effect.

(2)	Corporate Authorization.

The Company has the requisite corporate power and authority to enter into this Agreement and, subject to obtaining the Required Shareholder Approval in the manner required by the Interim Order and Law and approval of the Court, to perform its obligations under this Agreement. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement, the consummation of the Arrangement and the other transactions contemplated hereby, other than the approval by the Board of the Circular, the Required Shareholder Approval, the Interim Order and the Final Order.

(3)	Execution and Binding Obligation.

This Agreement and all ancillary and related documents have been duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by the Purchaser and the Parent) constitute a legal, valid and binding agreement of the Company, enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization.

The execution, delivery and performance by the Company of this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Company or any of its Subsidiaries other than (a) the Interim Order and the Final Order, (b) filings with the Enterprise Registrar under the QBCA, (c) the filing of the Articles of Arrangement, (d) customary filings with the Securities Authorities and the Exchanges and (e) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not obtained, taken or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(5)	No Conflict/Non-Contravention.

The execution, delivery and performance by the Company under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not and will not (or would not, with the giving of notice, the lapse of time or the happening of any other event or condition (or combination thereof)):

(a)

assuming compliance with the matters referred to in Paragraph (2) above, contravene, conflict with, or result in any violation or breach of the Constating Documents of the Company or any of its Subsidiaries;

(b)	assuming compliance with the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of any Law applicable to the Company or its Subsidiaries;

(c)

except as set out in Section 3.1(5)(c) of the Company Disclosure Letter and assuming compliance with the matters referred to in Paragraph (4) above, require any consent or notice to or approval by any Person under, or constitute a default under, or cause or permit the termination, cancellation or acceleration of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Material Contract or any Material Authorization of the Company or any of its Subsidiaries; or

(d)	result in the creation or imposition of any Lien (other than Permitted Liens or as contemplated by this Agreement in connection with a Debt Financing) upon any of the Company Assets;

except, in the case of each of clauses (b), (c) and (d), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(6)	Capitalization.

(a)

The authorized capital of the Company consists of (i) an unlimited number of Shares, of which 45,980,019 Shares are issued and outstanding as of the date of this Agreement, and (ii) an unlimited number of preferred shares, issuable in series, of which none are issued and outstanding as of the date of this Agreement. Except as disclosed in Section 3.1(6) of the Company Disclosure Letter, no Person, firm or company has any agreement or option, or right or privilege (whether preemptive or contractual) capable of becoming an agreement or option, for the purchase from the Company or any of its Subsidiaries of any unissued Shares or any shares of its Subsidiaries or any right to convert any obligation into or exchange any Shares or any of its Subsidiaries, or for the purchase or acquisition of any Shares, material assets or material property of the Company or any of its Subsidiaries.

(b)

As of the date hereof, there are 3,381,816 Exchangeable Subscription Receipts issued and outstanding and 5,000,000 Warrants issued and outstanding, allowing for the purchase of an aggregate of 1,250,000 Shares at a price of $2.30 per Share.

(c)

As of the date hereof, there are 5,627,565 Options, 14,375 SARs and 16,443 DSUs issued and outstanding. Section 3.1(6)(c) of the Company Disclosure Letter contains a complete and accurate list of all Incentive Securities issued and outstanding as of the date hereof, including, with respect to each such Incentive Security, a unique identifier for the holder, the date of grant, the Incentive Plan pursuant to which such award was granted, the number of Shares covered by such Incentive Securities and, in the case of Options and SARs, the per-share exercise price of the Option or SAR. There are no accrued or unpaid dividends or dividend equivalent rights with respect to any Incentive Securities.

(d)

All of the issued and outstanding Shares have been validly issued as fully paid and non-assessable, and all Shares issuable upon the exchange or exercise of Options, Exchangeable Subscription Receipts and Warrants have been duly authorized and, upon issuance pursuant to the terms of such instruments, shall be validly issued as fully paid and non-assessable.

(e)

All outstanding Shares, Exchangeable Subscription Receipts, Warrants and Incentive Securities have been duly authorized by the Board and have been issued or granted in compliance with all applicable Laws (including Securities Laws).

(f)

Except as disclosed in Section 3.1(6)(f) of the Company Disclosure Letter, and except for the Exchangeable Subscription Receipts, Warrants and Incentive Securities, there are no options, convertible securities or other rights requiring, or which may require, whether or not subject to conditions, the issuance or sale by the Company or any of its Subsidiaries of any securities of the Company or any of its Subsidiaries, including Shares or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries.

(g)

Except as disclosed in Section 3.1(6)(g) of the Company Disclosure Letter, there are no outstanding contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company’s or any Subsidiary’s securities, or register or qualify securities for public distribution or listing in Canada, the United States or elsewhere. Other than the Shares, there are no securities or other instruments or obligations of the Company or of any of its Subsidiaries that carry (or which are convertible into, or exchangeable for, securities having) the right to vote generally with the Shareholders on any matter.

(7)	Shareholders’ and Similar Agreements.

Except as disclosed in Section 3.1(7) of the Company Disclosure Letter or contemplated by this Agreement, none of the Company or any of its Subsidiaries is a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting, or other similar arrangement or understanding relating to the ownership or voting of any securities of the Company or any of its Subsidiaries.

(8)	Subsidiaries.

(a)

A true and complete list of all Subsidiaries as of the date hereof of the Company is set out in Section 3.1(8)(a) of the Company Disclosure Letter, setting forth: (i) its name and form of organization, (ii) its governing jurisdiction, (iii) the number and type of its outstanding equity securities and (iv) the beneficial owner thereof.

(b)

Except for the shares or other equity interests directly or indirectly owned by the Company in any of its Subsidiaries, the Company does not own any direct or indirect equity interest of any kind in any Person.

(c)

The Company directly or indirectly owns all of the issued and outstanding shares and other interests (including partnership interests, however divided) of each of its Subsidiaries, free and clear of any Liens (other than Permitted Liens), and all of the issued and outstanding shares or interests directly or indirectly owned by the Company have been duly authorized and validly issued and are fully paid and non-assessable shares or interests.

(d)	No shares or interests in the Subsidiaries have been issued in violation of any Law, the applicable Subsidiary’s Constating Documents or any pre-emptive or similar rights.

(9)	Securities Law Matters.

(a)

The Company is a “reporting issuer” under Securities Laws in each of the provinces of Canada. The Shares are registered under Section 12 of the Exchange Act. The Shares are listed and posted for trading on the Exchanges. The Company does not have any securities listed or posted for trading on any securities exchange other than the Exchanges. The Company is not in default of any material requirements of any Securities Laws.

(b)	None of the Company’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction.

(c)

The Company has not taken any action to cease to be a “reporting issuer” (or the equivalent) in any province or territory of Canada nor has the Company received notification from any Securities Authority seeking to revoke the reporting issuer status of the Company. No Proceeding or Order for the delisting, suspension of trading or cease trade or other Order or restriction with respect to any securities of the Company is in effect or, to the knowledge of the Company, has been threatened, is pending or is expected to be implemented or undertaken (other than as contemplated by Section 4.14) and, except as disclosed in Section 3.1(9)(c) of the Company Disclosure Letter, to the knowledge of the Company, the Company is not subject to any formal review, inquiry, investigation or other Proceeding relating to any such Order or restriction.

(d)

The Company has timely filed or furnished with the Securities Authorities and the Exchanges all material forms, reports, schedules, statements and other documents required to be filed or furnished by the Company with the Securities Authorities since December 1, 2023. The documents comprising the Company Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Company has not filed any confidential material change report or other confidential filing with any Securities Authority which at the date of this Agreement remains confidential. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters from any Securities Authority with respect to any of the Company Filings, and, to the knowledge of the Company, none of the Company Filings are subject to ongoing SEC review. As of the date of this Agreement, neither the Company nor any of its Subsidiaries is subject to any ongoing Proceeding by any Securities Authority or the Exchanges and, to the knowledge of the Company, no such Proceeding is threatened. As of the date of this Agreement, no amendments or modifications to the Company Filings are required to be filed with, or furnished to, the SEC. No Subsidiary of the Company is required to file or furnish any form, report or other document with the SEC.

(10)	Financial Statements.

(a)

The audited consolidated financial statements as at and for the fiscal years ended November 30, 2024 and 2023 (including, in each case, the notes or schedules to and the auditor’s report on such financial statements) and the unaudited consolidated interim financial statements of the Company as at and for the three months ended February 28, 2025 (including the notes or schedules to such financial statements) included in the Company Filings (i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as set forth in such statements or in the notes thereto or, in the case of unaudited statements, subject to normal year-end audit adjustments) and Law, (ii) complied as to form in all material respects with applicable accounting requirements in Canada, and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated financial performance and its consolidated cash flows for the respective periods or as of the respective dates set forth therein (subject, in the case of the unaudited statements, to normal year-end audit adjustments) in accordance with IFRS and there have been no changes in accounting methods, policies, or practices of the Company or any of its Subsidiaries since November 30, 2023. Since November 30, 2023, there has been no material complaint, allegation, assertion or claim, regarding deficiencies in the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal controls.

(b)

The Company does not intend to correct or restate, nor, to the knowledge of the Company, is there any basis for any correction or restatement of, any aspect of any of the financial statements referred to in Paragraph (10)(a). Neither the Company nor any Subsidiary is a party to or bound by, or has any commitment to become party to, any joint-venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company or any Subsidiary, on the one hand, and any unconsolidated affiliate, on the other hand), including any structured finance, special purpose or limited purpose entity or Person, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the United States Securities Act of 1933), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Subsidiary in the Company Filings (including any audited financial statements and unaudited consolidated interim financial statements of the Company included therein).

(c)

The financial Books and Records of the Company have been maintained, in all material respects, in accordance with IFRS, (ii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the Company and its Subsidiaries, and (iii) accurately and fairly reflect in all material respects the basis for the Company’s financial statements.

(11)	Disclosure Controls and Internal Control over Financial Reporting.

(a)

The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Exchange Act and in NI 52-109) which are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods required by applicable Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports required to be filed or submitted under applicable Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

(b)

The Company has established and maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) of the Exchange Act and in NI 52-109) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since December 1, 2023, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(c)

To the knowledge of the Company, there is no “material weakness” (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of the Company’s internal control over financial reporting or fraud, whether or not material, that involves management or other Employees who have a significant role in the internal control over financial reporting of the Company.

(d)

To the knowledge of the Company, neither of the Company, any of its Subsidiaries, nor any of its or their respective directors or officers has received or otherwise obtained knowledge of any material Proceeding regarding accounting, internal accounting controls or auditing matters, including any material Proceeding alleging that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its Employees, auditors or accountants regarding questionable accounting or auditing matters.

(12)	Auditors.

KPMG LLP is and was, during the periods covered by its reports included in the Company Filings, independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and in accordance with applicable Securities Laws; there has not been any “reportable event” since December 1, 2023 (within the meaning of NI 51-102) with such auditors with respect to audits of the Company and its Subsidiaries.

(13)	No Material Undisclosed Liabilities.

There are no material liabilities or obligations of any nature, whether accrued, contingent, absolute, determined, determinable, or otherwise, of the Company or of any of its Subsidiaries of a type required to be reflected or reserved for on a consolidated balance sheet of the Company prepared in accordance with IFRS, other than liabilities or obligations: (a) reflected or reserved for on the consolidated statement of financial position of the Company as at February 28, 2025; (b) incurred in the Ordinary Course since February 28, 2025; or (c), except as disclosed in Section 3.1(13) of the Company Disclosure Letter, incurred after February 28, 2025 in connection with this Agreement or the transactions contemplated hereby.

(14)	Transactions with Directors, Officers, Employees, etc.

Neither the Company nor any of its Subsidiaries is indebted to any of its directors, officers or Employees or any of their respective associates or affiliates (except for amounts due in the Ordinary Course or pursuant to Law as salaries, bonuses and director’s fees or the reimbursement of Ordinary Course expenses). Other than in the Ordinary Course or as disclosed in the Company Disclosure Letter, there are no Contracts (other than employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, director, officer or Employee of the Company or any of its Subsidiaries, or, to the knowledge of the Company, any of their respective affiliates or associates.

(15)	No “Collateral Benefit”.

Except as disclosed in Section 3.1(15) of the Company Disclosure Letter, to the knowledge of the Company, no related party of the Company (within the meaning of MI 61-101), together with its associated entities, beneficially owns or exercises control or direction over 1% or more of the outstanding Shares, except for related parties who will not receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(16)	Absence of Certain Changes or Events.

Except as disclosed in Section 3.1(16) of the Company Disclosure Letter, since February 28, 2025, other than the transactions contemplated in this Agreement, the business of the Company and its Subsidiaries has (a) been conducted in the Ordinary Course and (b) there has not occurred a Material Adverse Effect, and (c) the Company has not taken any action that would have constituted a breach of Section 4.2 of this Agreement.

(17)	Compliance with Laws.

The Company and each of its Subsidiaries are, and at all times since December 1, 2023 have been, in material compliance with applicable Laws. Since December 1, 2023, neither the Company nor any of its Subsidiaries is under any investigation with respect to, has been convicted, charged or threatened to be charged with, or has received notice of, any violation or potential violation of any Law.

(18)	Compliance with Manufacturing and Distribution Laws.

Except as disclosed in Section 3.1(18) of the Company Disclosure Letter, each of the Company and its Subsidiaries: (a) is, and at all times since December 1, 2023 has been, in material compliance with all Laws applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, labeling, promotion, sale, offer for sale, storage, import, export or disposal of any product manufactured or distributed by the Company or its Subsidiaries (“Applicable Manufacturing and Distribution Laws”); (b) since December 1, 2023, has not received any FDA Form 483, notice of adverse finding, warning letter, untitled letter or other correspondence or notice from the FDA or any other Governmental Entity alleging or asserting noncompliance with any

Applicable Manufacturing and Distribution Laws or any licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Manufacturing and Distribution Laws (“Manufacturing and Distribution Authorizations”); (c) possesses all material Manufacturing and Distribution Authorizations and such Manufacturing and Distribution Authorizations are valid and in full force and effect and is not in material violation of any term of any such Manufacturing and Distribution Authorizations; (d) since December 1, 2023, has not received notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product, operation or activity is in violation of any Applicable Manufacturing and Distribution Laws or Manufacturing and Distribution Authorizations and has no knowledge that any such Governmental Entity or third party is considering any such claim, litigation, arbitration, action, suit, investigation or proceeding; (e) since December 1, 2023, has not received notice that any Governmental Entity has taken, is taking or intends to take action to limit, suspend, modify or revoke any Manufacturing and Distribution Authorizations and has no knowledge that any such Governmental Entity is considering such action; (f) since December 1, 2023, has filed, obtained, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Manufacturing and Distribution Laws or Manufacturing and Distribution Authorizations, with all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments having been complete and correct on the date filed (or were corrected or supplemented by a subsequent submission); and (g) since December 1, 2023, has not, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post sale warning, “dear healthcare provider” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Company’s knowledge, no third party has initiated any such notice or action. Since December 1, 2023, the Company has operated, and currently is operating, in all material respects, in compliance with the United States Federal Food, Drug, and Cosmetic Act, all applicable Law of the FDA and other federal, state, local and foreign Governmental Entity exercising comparable authority.

(19)	Authorizations and Licenses.

The Company and each of its Subsidiaries, as applicable, lawfully own, possess and have obtained, and have complied in all material respects with, all Material Authorizations that are required by Law in connection with (a) the operation of their businesses as currently conducted or (b) the ownership, operation or use of their properties and assets. Each such Material Authorization is valid and in full force and effect in all material respects in accordance with its terms and is renewable by its terms or in the Ordinary Course. To the knowledge of the Company, no event has occurred which, with the giving of notice, lapse of time or both, would reasonably be expected to constitute a material default under, or in respect of, any such Material Authorization. No Proceeding is pending, or to the knowledge of the Company, threatened, in respect of or regarding any such Material Authorization, and none of the Company or any of its Subsidiaries has received notice, whether written or oral, of material revocation, suspension, non-renewal or material amendments of any such Material Authorization, or of the intention of any Person to revoke, suspend, refuse to renew or materially amend any such Material Authorization, or of any violation or potential violation of any such Material Authorization. To the extent required by applicable Laws of the FDA, the Company or the applicable Subsidiary has submitted to the FDA an Investigational New Drug Application or amendment or supplement thereto for each clinical trial it is conducting or sponsoring, or has conducted or sponsored since December 1, 2023, and all such submissions were in material compliance with applicable Laws when submitted and no material deficiencies have been asserted by the FDA with respect to any such submissions.

(20)	Regulatory Filings.

(a) Since December 1, 2023, neither the Company nor any of its Subsidiaries has failed to file with the applicable Governmental Entity any required material filing, declaration, listing, registration, report or submission, and (b) all such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Laws when filed and no material deficiencies have been asserted by any applicable Governmental Entity with respect to any such filings, declarations, listings, registrations, reports or submissions.

(21)	Clinical Studies.

All pre-clinical or clinical studies and tests conducted by the Company or any Subsidiary were and, if still pending, are being conducted in material compliance with applicable Laws, in accordance with established protocols, practices, procedures and controls pursuant to, where applicable, accepted professional and scientific standards for products or product candidates comparable to those being developed by the Company; the descriptions of such studies, tests and trials, and the results thereof, contained in the Company Filings are accurate in all material respects and fairly present the data derived from such studies; the Company is not aware of any tests, studies or trials not described in the Company Filings, the results of which reasonably call into question the results of the tests, studies and trials described in the Company Filings, and, the Company has not received any written notice or correspondence from the FDA or any foreign, state or local Governmental Entity exercising comparable authority or any institutional review board or comparable authority requiring the termination, suspension, clinical hold or material modification of any tests, studies or trials.

(22)	Opinions of Financial Advisors.

The Board and the Special Committee have received the Fairness Opinions. True and complete copies of the engagement letter between the Company and Barclays Capital Inc. and the engagement letter between the Special Committee and Raymond James Ltd. have been provided to counsel to the Purchaser.

(23)	Brokers.

Except for the engagement letters between the Company and Barclays Capital Inc., and between the Special Committee and Raymond James Ltd., and the fees payable under or in connection with such engagements, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries, is entitled to any fee, commission or other payment from the Company or any of its Subsidiaries in connection with this Agreement or any other transaction contemplated by this Agreement.

(24)	Board and Special Committee Approval.

(a)

The Special Committee, after consultation with and receiving advice from its financial advisor and outside legal counsel, has unanimously recommended that the Board approve the Arrangement and recommend that the Shareholders vote in favour of the Arrangement Resolution.

(b)

The Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee, after receiving advice from its financial advisor and outside legal counsel in evaluating the Arrangement, has unanimously: (i) determined that the Consideration to be received by the Shareholders pursuant to the Arrangement and this

Agreement is fair to Shareholders and that the Arrangement is in the best interests of the Company, (ii) resolved to recommend that the Shareholders vote in favour of the Arrangement Resolution, and (iii) authorized the entering into of this Agreement and the performance by the Company of its obligations under this Agreement, and no action has been taken to amend or supersede such determinations, resolutions, or authorizations.

(25)	Material Contracts.

(a)

Section 3.1(25)(a) of the Company Disclosure Letter sets out a true, correct and complete list of all Material Contracts, including all material amendments, assignments and supplements thereto as of the date hereof, which have been provided in the Data Room.

(b)

Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by the Company or one or more of its Subsidiaries, as applicable, in accordance with its terms, subject to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(c)

As of the date hereof, neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company, any other party to a Material Contract, is in material breach or default under any Material Contract, nor does the Company have knowledge of any condition that with the passage of time or the giving of notice or both would result in such breach or default, nor has the Company or any of its Subsidiaries received any written notice alleging that it is in material breach or default of any Material Contract.

(d)

As of the date hereof, neither the Company nor any of its Subsidiaries has received written notice of any material breach or default by the counterparty under any Material Contract. To the knowledge of the Company, there does not exist any condition which with the passage of time or the giving of notice or both would result in any material breach or default under any Material Contract by any other party to a Material Contract.

(e)

None of the Company or any of its Subsidiaries has received any written notice that any party to a Material Contract intends to cancel, terminate or otherwise modify in a materially prejudicial manner or not renew its relationship with the Company or any of its Subsidiaries, and, to the knowledge of the Company, no such action is pending or has been threatened.

(26)	Real Property.

(a)	The Company and its Subsidiaries do not own and have never owned any real or immovable property.

(b)

The Company has made available to Parent true, correct and complete copies of each Company Lease. Section 26(b) of the Company Disclosure Letter sets forth a list of each Company Lease, which list includes the address of each parcel of property subject to a Company Lease and the date and name of the parties to such Company Lease.

Each of the Company and its Subsidiaries is in peaceable possession of its respective Company Leased Properties. Each Company Lease in respect thereof is in full force and effect and legal, valid, binding obligation of, the Company, and, to the knowledge of the Company, is a legal, valid, binding obligation of, and is enforceable against, each other party thereto in accordance with its terms, subject to any limitation on enforcement under Law relating to (A) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights, and (B) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. Neither the Company nor any of its Subsidiaries, nor to the knowledge of the Company or any of its Subsidiaries, the landlord thereunder, is in default or breach of any Company Lease, and neither the Company nor any of its Subsidiaries has received any written notice or other written communication from the owner or manager of any Company Leased Property that the Company or its Subsidiaries is not in compliance with any Company Lease, and no such notice or other communication is pending or has been threatened. All rent and other sums and charges payable by the Company and its Subsidiaries as tenants thereunder are current. The Company has a good and valid leasehold interest in each parcel of Company Lease by it free and clear of all Liens, except Permitted Liens. The Company has not received written notice, and otherwise has no knowledge, of any pending, and to the knowledge of the Company, there is no threatened, condemnation with respect to any property leased pursuant to any of the Company Leases. The transactions contemplated by this Agreement, the other documents executed in connection with the consummation of such transactions, and the consummation of the transactions contemplated hereby and thereby do not require the consent of any other party to such Company Lease, will not result in a breach of or default under such Company Lease, and will not otherwise cause such Company Lease to cease to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing.

(c)	With respect to each Company Lease:

(i)

no security deposit or portion thereof deposited with respect to such Company Lease has been applied in respect of a breach or default under such Company Lease which has not been redeposited in full; and

(ii)	the other party to such Company Lease is not an affiliate of, and otherwise does not have any economic interest in, the Company or any of its Subsidiaries.

(d)

The Company Leased Property comprises all of the real property used in, or otherwise related to, the operation of the business of the Company, as currently conducted. The Company Leased Property is sufficient for the continued conduct of the business of the Company after the Closing in substantially the same manner as conducted prior to the Closing and constitutes all other real property necessary to conduct the business of the Company as currently conducted.

(e)

Except as set forth on Section 26(e), (i) there are no rents owed, occupancy rights, leases, licenses or tenancies presently affecting the Company Leased Property; (ii) there is no option to purchase, right of first offer, right of first refusal or other provision granting the Company, its affiliates or Subsidiaries, or, to the Company’s knowledge, any other Person any right to acquire the Company Leased Property; (iii) the Company does not owe, nor will the Company owe in the future, any brokerage commissions or finder’s fees with respect to the Company Leased Property; and (iv) except for Permitted Liens, neither the Company nor any of its affiliates or Subsidiaries has collaterally assigned or granted any other security interest in the Company Leased Property or any leases, nor subleased, licensed or otherwise granted any Person or entity the right to use or occupy such Company Leased Property or any portion thereof.

(f)

There is no assessment presently outstanding or unpaid for local improvements or otherwise which has or may become a Lien against the Company Leased Property. Further, the Company does not know of any public improvements which are contemplated to be made and/or which have not heretofore been completed, assessed and paid for.

(g)

All permanent certificates of occupancy and all other material Authorizations, consents and certificates required by all Governmental Entities having jurisdiction and the requisite certificates of the local board of fire underwriters (or other body exercising similar functions) have been issued for, and in connection with the operation of, the Company Leased Property, have been paid for, and are in full force and effect.

(h)

To the knowledge of the Company, there are no agreements, consent orders, decrees, judgments, licenses, Authorizations, conditions or other directives, issued by a Governmental Entity or court that restrict the future use, or require any change in the present use, or operations of the Company Leased Property. To the knowledge of the Company, there is no pending or threatened litigation, administrative action or examination, claim, action or demand whatsoever relating to the Company Leased Property.

(i)	The occupancy, use and operation of the Company Leased Property is, and for the past five (5) years has been, in compliance with all applicable Laws and permits.

(j)

Except as disclosed in Section 3.1(26)(j) of the Company Disclosure Letter, to the knowledge of the Company, there are no defects in the buildings, structures, fixtures and other improvements (the “Improvements”) located on or at the Company Leased Property that would impair or impact the conduct of the business by Parent (or any of its affiliates, including the Company or any of its Subsidiaries) immediately following the Closing. To the knowledge of the Company, the Improvements, and all parts thereof (including building systems), are in good working order and repair and free of any defects which be expected to materially impair or impact the conduct of the business of the Company immediately following the Closing.

(k)

During the past five (5) years, neither the Company nor any of its affiliates or Subsidiaries has received any notice from the holder of any mortgage or deed of trust presently encumbering the Company Leased Property, any insurance company which has issued a policy with respect to the Company Leased Property or, from any board of fire underwriters (or other body exercising similar functions) claiming any defects or deficiencies in the Company Leased Property or requiring the performance of any repairs, alterations or other work to the Company Leased Property.

(l)

All utilities (electrical, gas, storm sewer, sanitary sewer, water, internet, telecommunications and otherwise) currently servicing the Company Leased Property are installed, connected and operating, with all charges paid in full. The Company Leased Property is served by all utilities reasonably required to enable the Company to operate its business in accordance with past practices and there are no inadequacies in any material respect with respect to such utilities.

(27)	Movable (Personal) Property.

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company or one or more of its Subsidiaries has valid title to, or a valid and leasehold interest in or other right to use, all the material moveable (personal) property and assets (other than Intellectual Property) used in the operation of their respective businesses, in each case free and clear of all Liens (other than Permitted Liens).

(28)	Intellectual Property.

(a)

Section 3.1(28)(a) of the Company Disclosure Letter contains a list of all (a) patents and applications for patents, (b) registered industrial designs and applications for industrial designs, (c) registered or applied for trademarks, business names, and trade names, (d) registered or applied for copyrights, (e) material unregistered trademarks, (f) Software, (g) social media handles, and (h) domain names, in each case owned or exclusively licensed by the Company and/or its Subsidiaries (the “Registered IP”), in each case specifying for each item, as applicable, the owner(s) (and if different, also specifying the owner(s) of record) (and, in the case of domain names, the registrant) and any co-owner(s); jurisdiction of application and/or registration; the application and/or registration number; whether such is listed in the FDA Orange Book, FDA Purple Book or the Canadian Notice of Compliance database; the date of application and/or registration; and the status of application and/or registration. Each item of Registered IP has been duly applied for and registered in accordance with applicable Law, is recorded in the name of the Company or one of its Subsidiaries, and all fees (including all examination, maintenance, and renewal fees), inventor declarations, documents, proofs of working or use, recordations and certificates in connection with such Registered IP currently required to be filed have been filed with the relevant authority for the purposes of prosecuting, maintaining, recording and perfecting such Intellectual Property and the Company’s or its Subsidiary’s ownership interests therein. Each of the patents included in the Registered IP that is included in the Company Owned Intellectual Property properly identifies by name each and every inventor of the claims thereof as determined in accordance with the requirements of the jurisdiction in which such patent is issued or pending.

(b)

All rights to the registered and issued Company Owned Intellectual Property are valid, subsisting, and enforceable. Except as disclosed in Section 3.1(28)(b) of the Company Disclosure Letter, (a) the Company and/or its Subsidiaries exclusively owns all Company Owned Intellectual Property and has a license to or otherwise has the right to use pursuant to a valid and enforceable agreement, all Intellectual Property (registered and unregistered) which is used or is necessary for the conduct of its business that is not Company Owned Intellectual Property (collectively, the “Company Intellectual Property”) free of any Liens other than Permitted Liens and any payment obligations, (b) the Company, its Subsidiaries and the operation of the business, does not currently infringe upon, misappropriate, dilute, or otherwise violate the Intellectual Property of others and has not infringed upon, misappropriated, diluted, or otherwise violated the Intellectual Property of others in the last six (6) years, (c) no third party is infringing upon, misappropriating, diluting, or otherwise violating or has infringed upon, misappropriated, diluted, or otherwise violated in the last six (6) years the Company Intellectual Property, (d) within the past six (6) years, the Company has not received any written notice or other communication (including unsolicited demands or requests from a third party to license Intellectual Property) from any third party, and there is no other assertion or threat from any Person that the operation of the business, or the Company or the Company’s products, infringe, misappropriate, dilute, or otherwise violate the Intellectual Property of any Person, (e) to the knowledge of the Company, the operation of the business of the Company as previously conducted and currently conducted, including the manufacturing, making, selling, offering for sale, or importing or exporting of the products of the Company does not infringe, misappropriate, dilute, or otherwise violate any Intellectual Property of any other Person, and (f) there is no, and there has not been in the last six (6) years, any action, suit, proceeding or claim pending or, to the knowledge of the Company, threatened by others challenging the Company’s and its Subsidiaries’ rights in or to any Company Intellectual Property or the validity or scope of any Company Intellectual Property, and the Company is unaware of any other fact which could form a reasonable basis for any such action, suit, proceeding or claim. All licenses are in force and in good standing and, to the knowledge of the Company, no party is in breach of any such licenses.

(c)

Each Person who participated in the development of Intellectual Property for the Company or any of its Subsidiaries, including any employee of the Company or its Subsidiary or any third party, has executed written instruments that (i) assign, by way of present assignment, or otherwise obligate such Person to assign, to the Company or applicable Subsidiary, all of such Person’s right, title and interest in, to and associated with such Intellectual Property, except where such rights have vested in the Company or its Subsidiary under operation of Law, (ii) obligate the applicable Person to maintain the confidentiality of any confidential information of the Company or any of its Subsidiaries, and (iii) waive absolutely by present waiver, or otherwise obligate such Person to waive absolutely, all of such Person’s moral rights in, to and associated with such Intellectual Property. Except as disclosed in Schedule 3.1(28)(c) of the Company Disclosure Letter, no current or former affiliate, partner, director, stockholder, officer, member, manager, employee, consultant or contractor of the Company or any of its Subsidiaries, including any Governmental Entity, public or private source, university, college, research center or other educational or research institution, will, after giving effect to the transactions completed hereby retain or have any claim of right or license to, ownership of, or other encumbrance on any Company Intellectual Property. The Company and its Subsidiaries are in possession of, or otherwise have access to, all information and materials used in or necessary for the operation of the business of the Company and its Subsidiaries.

(d)

The Company has taken commercially reasonable and appropriate steps to protect and maintain all Company Intellectual Property, including to preserve the security and confidentiality of the Company’s and its Subsidiaries’ confidential information. All trade secrets and other confidential proprietary information forming part of or in relation to the Company Intellectual Property is and remains confidential to the Company or such Subsidiary, as the case may be, except where such trade secret or confidential information has been shared with another party to perform tasks or functions requiring the disclosure of such trade secret or confidential information. The Company and its Subsidiaries are in possession of, or otherwise have access to, all information and materials used in or necessary for the operation of the business of the Company.

(e)

Except as disclosed in Section 3.1(28)(e) of the Company Disclosure Letter, no funding, facilities, personnel or resources of any Governmental Entity, university, college, or other educational institution or research organization was used in any development of any Company Intellectual Property or Company products.

(f)

Except as disclosed in Section 3.1(28)(f) of the Company Disclosure Letter, no Open Source Software is or has been included, incorporated or embedded in, linked to, combined, distributed or made available with or used in the development, delivery, or provision of any Company Intellectual Property or Company product, in each case, in a manner that (A) subjects any Company Intellectual Property or part thereof to any Copyleft License, (B) creates obligations for the Company or any of its Subsidiaries with respect to Company Intellectual Property or grants to any Person any rights or immunities under Company Intellectual Property, or (C) otherwise imposes any limitation, restriction or condition on the right or ability of the Company or any of its Subsidiaries to use or distribute any Company products or Company Intellectual Property (other than the requirements pertaining to attribution and copyright notices conditions contained in the licenses governing the Open Source Software listed in Section 3.1(28) of the Company Disclosure Letter). The Company and its Subsidiaries have complied with all of the terms and conditions of each applicable license for Open Source Software, including all requirements pertaining to attribution and copyright notices.

(29)	IT Systems; Privacy, Data Protection, and Personal Information.

(a)

The Company and its Subsidiaries’ information technology assets and equipment, computers, systems, servers, firmware, electronic data processing equipment, circuits, networks, hardware, software, websites, applications and databases, and other computer, communications, and telecommunications devices and equipment (collectively, “IT Systems”) are (i) adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and its Subsidiaries as currently conducted and include a sufficient number of license seats for all third party licensed Software, (ii) are sufficient for the current needs of the business of the Company and its Subsidiaries, and (iii) to the knowledge of the Company, are free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware, documentation error or corruptant, or other software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such IT Systems.

(b)

The Company and its Subsidiaries have implemented and maintained commercially reasonable controls, policies, procedures and safeguards consistent with current industry standards to maintain and protect their Company Data and the integrity, continuous operation, redundancy and security of all IT Systems (including all information and transactions stored or contained therein or transmitted thereby) and data (including all Personal Information) against any unauthorized use, access, interruption, modification, or corruption, including but not limited to the implementation of commercially reasonable (i) data backup, (ii) disaster avoidance and recovery procedures, and (iii) business continuity procedures, in each case consistent with industry practices.

(c)

In the past three (3) years, there has been no actual or suspected Data Security Breach and they have not notified (or been required to notify) any Person or Governmental Entity of any Data Security Breach.

(d)

The Company and each of its Subsidiaries have taken steps to comply with the Privacy and Data Security Laws, including to provide all necessary disclosures and obtain all necessary rights, permissions, and consents to process Personal Information in their possession and control, perform any applicable privacy risk assessments as may be required, and implement any required Privacy Policies. Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein will result in a breach or violation of, or constitute a default under, any Privacy and Data Security Laws by the Company and each of its Subsidiaries.

(e)

The Company and each of its Subsidiaries are and, within the past three (3) years, (i) have been in compliance with all Privacy and Data Security Laws, (ii) have not been named, received, or been party to any actual or threatened Proceeding or enforcement action by any Person or Governmental Entity relating to their Processing of Personal Information, compliance with Privacy and Data Security Laws, and are not aware of any facts that may give rise to the foregoing, and (iii) have not notified or been required to notify any Person or Governmental Entity of any Data Security Breaches or violations of their Privacy Commitments. Neither the Company nor any of its Subsidiaries has received any order, request, complaints, warning, reprimand, inquiry, notification, allegation or claims, Order or Proceeding (i) from any Person or Governmental Entity regarding its data privacy and data security practices, including cybersecurity, Personal Information Processing activities, or its data handling or data sharing practices, and/or (ii) from any Person or Governmental Entity alleging that it is in violation of or has not complied in any respect with any Privacy and Data Security Laws.

(f)

The Company and each of its Subsidiaries have implemented and maintained appropriate administrative, physical, contractual and technical safeguards to protect the Personal Information collected, used, disclosed, transferred, communicated, stored, handled or processed by the Company and each of its Subsidiaries from any Data Security Breach. Such safeguards comply (and have complied) with the Privacy Commitments and are (and have been) appropriate based on the sensitivity, amount, distribution, format and method of storage of such Personal Information.

(g)

The Company and each of its Subsidiaries are, and have been, for the three () years, in compliance with (i) the CASL requirements, (ii) their policies, procedures, notices, and communications, relating to the sending, or causing or permitting to be sent, commercial electronic messages, (iii) any and all other applicable anti-spam legislation relating to commercial electronic messages, and (iv) have not received any notices or complaints from any Person or Governmental Entity pertaining to their CASL compliance, their CASL obligations, or violations or alleged violations thereto, and they are not aware of any facts that may give rise to the foregoing.

(30)	Litigation.

(a)

Except as disclosed in Section 3.1(30) of the Company Disclosure Letter, except other than any inquiry, investigation or Proceeding solely related to satisfying or obtaining the Regulatory Approvals, there is no Proceeding in effect or ongoing or, to the knowledge of the Company, pending or threatened in writing against or involving the Company or any of its Subsidiaries, the business of the Company or any of its Subsidiaries or affecting any of their respective properties or assets, nor, to the knowledge of the Company, are there any events or circumstances which could reasonably be expected to give rise to any such Proceeding.

(b)

There is no bankruptcy, liquidation, dissolution, winding-up or other similar Proceeding pending or in progress, or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Entity.

(c)

Neither the Company nor any of its Subsidiaries is subject to any outstanding Order which has had or is reasonably likely to have, a Material Adverse Effect or which would prevent or materially delay the consummation of the Arrangement or any other transaction contemplated by this Agreement.

(d)	As of the date of this Agreement, there are no material Proceedings currently pending by the Company or any of its Subsidiaries or that any of them intends to initiate.

(31)	Environmental Matters.

Except as has not had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)

no written notice, written request for information pursuant to any Environmental Law, order, complaint or penalty has been received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is in violation of, or has any liability or potential liability under, any Environmental Law, and, to the knowledge of the Company, there are no claims pending or threatened or Proceedings against the Company or any of its Subsidiaries which allege a violation of, or any liability or potential liability under, any Environmental Laws;

(b)	the Company and each of its Subsidiaries has all environmental permits and Authorizations necessary for the operation of their respective businesses and to comply with all Environmental Laws;

(c)	the operations of the Company and each of its Subsidiaries have been in compliance with all applicable Environmental Laws since December 1, 2023;

(d)

there have been no management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, transportation, processing, production, remediation, or releases of Hazardous Substances on properties currently or formerly owned, operated or leased by the Company or any of its Subsidiaries that would reasonably be expected to form the basis of any Proceeding or order relating to or arising under Environmental Laws involving the Company or any of its Subsidiaries;

(e)

the Company has provided or otherwise made available any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the Company or any currently or formerly owned, operated or leased real property which are in the possession or control of the Company or any of its Subsidiaries related to compliance with Environmental Laws, liabilities under any Environmental Laws or the release of Hazardous Substances;

(f)

To the knowledge of the Company, there are no off-site Hazardous Substances treatment, storage, or disposal facilities or locations used by the Company, its Subsidiaries and any predecessors as to which the Company could reasonably be expected to retain any liabilities, and, to the knowledge of the Company, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS or SEMS) under the Comprehensive Environmental Response, Compensation, and Liability Act (42 U.S.C. § 9601 et seq.), or any similar U.S. state or foreign list;

(g)

the Company is not required by any Environmental Law or by virtue of the transactions set forth herein and contemplated hereby, or as a condition to the effectiveness of any transactions contemplated hereby, (i) to perform a site assessment for Hazardous Substances, (ii) to remove or remediate Hazardous Substance, (iii) to give notice to or receive approval from any Governmental Entity, or (iv) to record or deliver to any Person any disclosure document or statement pertaining to environmental matters;

(h)

there is no condition, event or circumstance that would reasonably be expected to prevent or impede, after the Closing Date, the lawful, operation or use of the Company Leased Property in compliance with Environmental Laws as currently carried out; and

(i)	no Company Leased Property is subject to any environmental liens, activity and use limitations, or any other land use restrictions that may adversely affect its future use.

(32)	Employees.

(a)

Section 3.1(32) of the Company Disclosure Letter sets out (without names or employee numbers) a true and complete list of the Employees, including their respective location, cumulative length of service, position, job function, hourly rate or annual base salary, full-time or part-time status, active or inactive status (and if they are inactive, the reason they are on leave, the date they departed on leave and their anticipated return to work date, if any), exempt or non-exempt status (whether the individual is overtime eligible or not), paid-time-off accrued as of a recent date, participation in Incentive Plans and most recent annual bonus payment. The Company has also provided Purchaser a true, correct, and complete list of, as of June 25, 2025, all active independent contractors and consultants of the Company or any of its Subsidiaries with payments exceeding $250,000 for any one Person, showing cumulative length of service, work location, type of services provides, hourly rate or, salary, consulting fees or other basis of compensation, and any other forms of compensation or benefits, annual fees paid to the independent contractor or consultant in the previous fiscal year (or to the applicable staffing agency or similar representative or entity), and whether they are subject to a written contract.

With regard to each of (b) to (i) below, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(b)

all amounts due or accrued for all salary, wages, bonuses, incentive compensation, deferred compensation, commissions, vacation pay, overtime pay, termination, notice and severance pay, and benefits under Employee Plans have either been paid or are accrued and accurately reflected in all material respects in the Books and Records of the Company and its Subsidiaries with respect to all Employees. All material liabilities of the Company or any of its Subsidiaries due or accruing due to Employees of the Company and its Subsidiaries have or shall have been paid or accrued and accurately reflected in the Books and Records of the Company to the end of the month immediately preceding the Effective Time, including premium contributions, remittances and assessments for employment/unemployment insurance, Employer Health Tax, Canada Pension Plan, Québec Pension Plan, income Tax and any other employment-related legislation. All amounts due or accrued for all consulting fees, any other forms of compensation or benefits and all liabilities of the Company or any of its Subsidiaries due or accruing due to all current and former independent contractors of the Company or any of its Subsidiaries have either been paid or are accrued and accurately reflected in all material respects in the Books and Records of the Company and its Subsidiaries;

(c)

Section 3.1(32)(c) of the Company Disclosure Letter contains a list of all employees of the Company and its Subsidiaries who have a Contract with the Company or one of its Subsidiaries providing for a specific contractual length of notice or termination or severance payment required to terminate his or her employment. Except as disclosed in Section 3.1(32)(c) of the Company Disclosure Letter, there are no transaction bonuses, change of control payments, retention payments, termination payment or severance payments or Contracts with any Employees or Employee Plans providing for cash or other compensation or benefits (including any increase in amount of compensation or benefit or the acceleration of time of payment or vesting of any compensation or benefit) upon the consummation of, or relating to, the Arrangement or any other transaction contemplated by this Agreement, including a change of control of the Company or of any of its Subsidiaries;

(d)

The Company and its Subsidiaries are, and since May 1, 2022 have been, in compliance in all material respects with all applicable Laws respecting labour and employment, including pay equity, employment equity, worker classification, independent contractor classification, work permits/authorizations, immigration, wages, hours of work, overtime pay, unemployment insurance, source deduction and withholdings, discrimination, harassment, retaliation, leave of absence, equal opportunity, meal periods, rest breaks, employment and labour standards, labour relations, unfair labour practices, workers compensation, human rights, French language use and occupational health and safety. No material Proceedings with respect to any such Law or by or on behalf of any employees or job applicants of the Company or any of its Subsidiaries has been initiated since May 1, 2022 or is in progress or pending or, to the knowledge of the Company, threatened and there are no pending, outstanding or, to the knowledge of the Company, threatened charges, applications, claims, orders, investigations, audits or complaints against the Company under any employment or labour Laws;

(e)

the Company is not a party to or bound by, either directly or by operation of applicable Law, any collective agreement. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to any of the Employees by way of certification, interim certification, voluntary recognition, or successor rights, or has applied or threatened to apply to be certified as the bargaining agent of any of the Employees. There are no pending and, to the knowledge of the Company, threatened, union organizing activities involving the Employees. There is no strike, unfair labour practice charge or complaint, labour dispute, work slowdown, stoppage, picketing or lock-out occurring with respect to any of the Employees or, to the knowledge of the Company, threatened against the Company;

(f)

the Company is not a party to any claim under any applicable Law relating to Employees or former Employees, including with respect to wrongful or unjust dismissal, constructive dismissal, prohibited practice, harassment, discrimination, violence, workers’ compensation, breach of contract, failure to comply with wage and hour Laws, failure to comply with an order for re-instatement or re-engagement or any other claim relating to employment, discrimination, or termination of employment of any Employees or former Employees or relating to any failure to hire a candidate for employment, nor is the Company aware of any factual or legal basis on which any such claim might be commenced;

(g)

there are no material outstanding assessments, penalties, fines, Liens, charges, surcharges, or other amounts due or owing pursuant to applicable employment or workers’ compensation Laws or occupational health and safety Laws (“OHSA”) owing by the Company or any of its Subsidiaries. No material Proceeding involving the Company or any of its Subsidiaries is currently in progress or pending or, to the knowledge of the Company, threatened, pursuant to any applicable employment, or workers’ compensation Laws or OSHA. There are no claims or potential claims that may materially adversely affect the Company’s accident cost liability or assessment rate;

(h)

there are no material charges, audits, assessments, or complaints pending or since December 1, 2023, to the knowledge of the Company, pursued, by a Governmental Entity under OHSA in respect of the Company or any of its Subsidiaries, and there are no appeals of any Orders under OHSA applicable to the Company or any of its Subsidiaries currently outstanding. The Company and each of its Subsidiaries have complied in all material respects with all applicable Orders issued under OHSA for the past three (3) years; and

(i)

since May 1, 2022, all Employees, consultants, agents and independent contractors of the Company and its Subsidiaries have been properly classified by the Company and its Subsidiaries as an employee or non-employee for all purposes, including wages, employment standards, payroll Taxes, and participation and benefit accrual under each Employee Plan. To the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice from any Person disputing the Person’s classification as a consultant, agent or independent contractor.

(33)	Employee Plans.

(a)	Section 3.1(33)(a) of the Company Disclosure Letter lists all Employee Plans.

(b)

The Data Room contains complete and accurate copies (as applicable) of (i) all Employee Plans (and for any unwritten Employee Plan, a summary of the material terms), including all amendments thereto, as listed in Section 3.1(33)(a) of the Company Disclosure Letter; (ii) the most recent three years annual report on Form 5500 filed with respect to each Employee Plan for which a Form 5500 filing is required by applicable Law (with all schedules and attachments thereto); (iii) the most recent summary plan description for each Employee Plan for which a summary plan description is required by applicable Law and all related summaries of material modifications; (iv) the most recent IRS determination or opinion letter, if any, received with respect to any applicable Employee Plan; (v) all related trust agreements, insurance Contracts, and other funding arrangements; (vi) any non-routine correspondence with any Governmental Entity related to an Employee Plan in the most recent six (6) years; and (vii) the most recent three years Form 1094-Cs and a sample of Form 1095-Cs for each such year.

(c)

Except as disclosed in Section 3.1(33)(c) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will, (i) accelerate vesting, distribution or payment, entitle to payment, increase the amount payable under, result in forgiveness of Indebtedness, result in a default under, or result in any other obligation pursuant to, any Employee Plan or any Contract with any current or former, director, officer or agent or other individual service provider of the Company or any of its Subsidiaries, (ii) accelerate or increase the rights or benefits of any Person under any Employee Plan, (iii) trigger any obligation to fund any Employee Plan, or (iv) limit or restrict the right to amend, terminate or transfer the assets of any Employee Plan on or following the Closing. Except as disclosed in Section 3.1(34)(c) of the Company Disclosure Letter, no current or former, Employee, director, officer or agent or other individual service provider of the Company or any of its Subsidiaries is entitled to any gross-up, make-whole or other additional payment in respect of any Taxes (including Taxes imposed under Section 4999 or 409A of the Code) or interest or penalty related thereto.

(d)

Each Employee Plan has in all material respects been established, registered, funded, operated and (i) invested, (ii) communicated, (iii) maintained and (iv) administered in accordance with applicable Laws (including the Code and ERISA) and in accordance with its terms. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service that such Employee Plan is so qualified (or is the subject of a favorable opinion letter from the Internal Revenue Service on the form of such Employee Plan that such Employee Plan is so qualified) and to the knowledge of the Company there are no facts or circumstances that exist with respect to the operation of any such Employee Plan which would be reasonably likely to adversely affect the qualified status of any such Employee Plan.

(e)

All contributions (including employer contributions and employee salary reduction contributions), distributions, reimbursements, reserves or premiums required to be collected and remitted, made or paid by the Company or any of its Subsidiaries under the terms of each Employee Plan or by applicable Laws have, in all material respects, been duly made in accordance with the terms of such Employee Plan and such applicable Laws.

(f)

Other than as disclosed in Section 3.1(33)(f) of the Company Disclosure Letter or except (i) to the minimum extent required by applicable Canadian employment standards legislation, or (ii) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code, none of the Employee Plans provide for post-termination benefits to any individual under any circumstances, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide post-termination or retiree welfare or life benefits to any current or former Employee, director, officer, consultant, agent, service provider or independent contractor of the Company or any of its Subsidiaries, or any spouse or dependent thereof.

(g)

There is no Proceeding (excluding claims for benefits incurred in the Ordinary Course) in progress or pending or, to the knowledge of the Company, threatened, relating to any Employee Plan by any Governmental Entity or other Person. There are no Proceedings pending or, to the Company’s knowledge, threatened by the IRS, DOL or other Governmental Entity with respect to any U.S. Employee Plan. There has been no non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA and no breach of fiduciary duty (as determined under ERISA) has occurred with respect to any Employee Plan.

(h)

No Employee Plan is, is intended to be, or has ever been (i) a “retirement compensation arrangement” or (ii) a “registered pension plan”, in each case, within the meaning of subsection 248(1) of the Tax Act or similar Laws.

(i)

No Employee Plan maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their respective current or former ERISA Affiliates is or in the past six (6) years was (1) a “multiemployer plan” as defined in Section 3(37) of ERISA or similar Laws, (2) a plan described in Section 413 of the Code or other collectively bargained plan, (3) a plan subject to Section 302 of the Code or Title IV of ERISA or a pension plan required to be registered under Canadian federal, provincial or territorial pension standards legislation which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Tax Act, (4) a plan subject to the minimum funding standards of Section 412 or 4971 of the Code or Section 302 of ERISA (or equivalent Laws), (5) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code (or equivalent Laws), (6) a “multiple employer plan” (as defined in Section 413(c) of the Code or Section 210 of ERISA) or (7) “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). The term “ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, could be deemed, at any relevant time, a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code. The Company does not have any liability or obligation or potential liability or obligation as a consequence of at any time being considered a single employer with any other Person under Section 414 of the Code or Section 4001(b) of ERISA. There is no Lien pursuant to ERISA Sections 303(k) or 4068 or Code Sections 412 or 430(k) in favor of, or enforceable by the Pension Benefit Guaranty Corporation or any other entity with respect to any of the assets of the Company or any ERISA Affiliate. With respect to any multiemployer plan to which the Company or any ERISA Affiliate has ever contributed, neither the Company nor any ERISA Affiliate has incurred any withdrawal liability under Title IV of ERISA which remains unsatisfied.

(j)

Each Incentive Security was granted in compliance with all applicable Laws, including all applicable federal and state securities Laws, and in compliance with all of the terms and conditions of the applicable Incentive Plan. Each Option and each SAR was granted with a per Option or per SAR (as applicable) Exercise Price not less than the fair market value of one Share on the applicable grant date and is otherwise exempt from the application of Section 409A of the Code. The Company has provided to Purchaser true and complete copies of each agreement and other governing document(s) under which all of the Incentive Securities have been granted. Each grant of an Incentive Security was duly authorized no later than the date on which the grant of such Incentive Security was, by its terms, to be effective by all necessary corporate action, including, as applicable, approval by the board of directors by the necessary number of votes or written consents.

(k)

The Company and its Subsidiaries has classified all individuals who perform services for them correctly under each Employee Plan, ERISA, the Code and all other applicable Laws as common law employees, independent contractors or leased employees, and no individual who performs or who has performed services for the Company or any of its Subsidiaries in any capacity has been improperly excluded from participating in any Employee Plan.

(l)

The Company and its Subsidiaries are, and at all relevant times, have been in compliance in all material respects with the applicable provisions of the Patient Protection and Affordable Care Act, Pub. L. No. 111 148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No.111 152, and all regulations and guidance issued thereunder (collectively, the “Health Care Reform Laws”), including the employer shared responsibility provisions relating to the offer of medical coverage that qualifies as “minimum essential coverage” that is “affordable” and provides “minimum value” to “full time employees” and their “dependents” (as those terms are defined in Section 4980H of the Code and the related Treasury Regulations) and the applicable information reporting requirements under Sections 6055 and 6056 of the Code, and the Company and its Subsidiaries and no Employee Plan has incurred (and nothing has occurred, and no condition or circumstance exists, that could subject the Company, any ERISA Affiliate or any Employee Plan to) any assessable payment, Tax or penalty under Section 4980D or 4980H of the Code or under any other provision of the Health Care Reform Laws. The Company and its Subsidiaries have, or have arranged to have, maintained all records reasonably necessary to demonstrate compliance in all material respects with the Health Care Reform Laws.

(m)

Each plan, program, agreement or arrangement that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been established, documented, operated and maintained, in form and operation, in compliance with Section 409A of the Code and all applicable regulations and guidance issued thereunder, and no amount under any such plan, program, agreement or arrangement is, or is reasonably expected to be, or has been subject to the interest or additional Tax set forth under Code Section 409A(a)(1)(B).

(n)

All required reports and descriptions (including, without limitation, Form 5500 annual reports, Form 1094-Cs, Form 1095-Cs, summary annual reports, and summary plan descriptions) with respect to each Employee Plan, to the extent applicable, have been properly and timely filed and/or distributed to participants and other applicable individuals in accordance with the applicable requirements of ERISA and the Code.

(o)	Except as required by any applicable Law, to the knowledge of the Company, no provision or condition exists that would prevent the Company from terminating or amending any Employee Plan.

(p)

All outstanding Incentive Securities have been granted or issued in compliance with the terms of the applicable Incentive Plan and have been recorded in the Company’s financial statements in accordance with IFRS.

(34)	Insurance.

(a)

Each of the Company and its Subsidiaries is insured by reputable third party insurers with, to the knowledge of the Company, reasonable and prudent policies appropriate for the size and nature of the business of the Company and its Subsidiaries and their respective assets, taken as a whole.

(b)

Each material insurance policy currently held by the Company or any of its Subsidiaries is in full force and effect in accordance with its terms, and, to the knowledge of the Company, neither the Company nor any of its Subsidiaries is in default in any material respect under the terms of any such policy. There have not been any proposed or threatened termination of, or material premium increase with respect to, any such policies. Neither the Company nor any of its Subsidiaries have received written notice that any material claim pending under any insurance policy of the Company or its Subsidiaries has been denied, rejected or disputed by the applicable insurer, or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material Proceedings covered by any insurance policy of the Company or any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

(35)	Tax Matters.

(a)

The Company and each of its Subsidiaries have duly and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required by Law to be filed by them prior to the date hereof and all such Tax Returns are complete and correct in all material respects.

(b)

The Company and each of its Subsidiaries have paid as required by Law on a timely basis all material Taxes due and payable by them, including instalments on account of Taxes for the current year, whether or not shown as being due on any Tax Returns or assessed by the appropriate Governmental Entity, other than those which are being contested in good faith by appropriate Proceedings and in respect of which adequate reserves have been provided in the most recently publicly filed consolidated financial statements of the Company. The Company and its Subsidiaries have provided adequate accruals in accordance with their Books and Records and in the most recently publicly filed consolidated financial statements of the Company for any Taxes of the Company and each of its Subsidiaries for the period covered by such financial statements that have not been paid, whether or not shown as being due on any Tax Returns. Since such publication date, no liability in respect of material Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. The Company and each of its Subsidiaries have not received a refund of Taxes to which they were not entitled.

(c)

No claims, suits, audits, assessments, reassessments, deficiencies, litigation, proposed adjustments or matters in controversy exist or have been asserted or threatened (in each case in writing) with respect to material Taxes of the Company or any of its Subsidiaries.

(d)

No written claim has been made by any Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of its Subsidiaries.

(f)

The Company and each of its Subsidiaries have withheld or collected all amounts required by Law to be withheld or collected by them on account of Taxes and have remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)

Except in accordance with past practices or as required under applicable Law, none of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Date as a result of any: (i) change in or improper use of method of accounting made prior to the Effective Date; (ii) installment sale or open transaction disposition made on or prior to the Effective Date, or (iii) prepaid amount received on or prior to the Effective Date.

(h)

None of the Company or any of its Subsidiaries is bound by, is party to, or has any obligation under any Tax sharing, allocation, indemnification or similar agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements entered into in the Ordinary Course, the primary purpose of which does not relate to Taxes, and other than agreements among the Company and its Subsidiaries).

(i)	None of the Company or any of its Subsidiaries has been a party to any joint venture, partnership or other arrangement that is reasonably likely to be treated as a partnership for Tax purposes.

(j)

There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of material Taxes of, or the payment or remittance of material Taxes by, the Company or any of its Subsidiaries.

(36)	Anti-Bribery Laws.

(a)

Each of the Company, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Company, the Employees and Representatives of the Company and its Subsidiaries, to the extent acting on behalf of the Company or any of its Subsidiaries, are, and in the past six (6) years have been, in compliance with all applicable Laws related to anti-bribery, health care fraud and abuse, and anti-corruption of each jurisdiction in which the Company and its Subsidiaries operates or have operated, including but not limited to, the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the U.S. Anti-Kickback Statute

(42 U.S.C. § 1320a-7b(b)), the U.S. False Claims Act (31 U.S.C. § 3729 et seq.), the U.S. Stark Law (42 U.S.C. § 1395nn and §1395(q)), the U.S. Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the U.S. Exclusions Law (42 U.S.C. §1320a-7b), the U.S. Health Care Fraud Law (18 U.S.C. §1347), the U.S. Social Security Act and the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108173) and, if applicable, the U.S. Foreign Corrupt Practices Act of 1977, as amended, (collectively, “Anti-Bribery Laws”). In the past six (6) years, none of the Company nor any of its Subsidiaries, nor any of their respective directors and officers, nor, to the knowledge of the Company, any of their respective Employees or Representatives, to the extent acting on behalf of the Company or any of its Subsidiaries, have directly or indirectly, (i) offered, promised, made or authorized, or agreed to offer, promise, make or authorize, any contribution, expense, payment or gift of funds, property or anything else of value to or for the use or benefit of any Government Official for the purpose of securing action or inaction or a decision of a Governmental Entity or a Government Official, influence over such action, inaction or decision, or obtaining any improper advantage, or (ii) violated Anti-Bribery Laws. In the past six (6) years, there has been no suit, action, allegation, voluntary disclosure, investigation, inquiry, litigation or Proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of its Subsidiaries with respect to the Anti-Bribery Laws.

(b)

In the past five (5) years, the Company and its Subsidiaries (i) have maintained their Books and Records in a manner that, in reasonable detail, accurately and fairly reflects the transactions and disposition of their assets, and (ii) have maintained a system of internal accounting controls sufficient to provide reasonable assurances that: (A) transactions are executed and access to assets is given only in accordance with management’s authorization, (B) transactions are recorded as necessary to permit preparation of periodic financial statements and to maintain accountability of corporate assets, and (C) recorded assets are compared with existing assets at reasonable intervals and appropriate action is taken with respect to any discrepancies between recorded and actual assets.

(37)	Sanctions.

The Company, its Subsidiaries, and their respective directors and officers, and, to the knowledge of the Company, the Employees and Representatives of the Company and its Subsidiaries, to the extent acting on behalf of the Company or any of its Subsidiaries, are not controlled by or acting on behalf of any Person that is the target of any trade or economic sanctions administered or enforced by the United States, Canada, the European Union, the United Kingdom, or the United Nations Security Council (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a jurisdiction that is the target of comprehensive Sanctions (at the time of this Agreement, including but not limited to Iran, North Korea, Syria, Russia, Belarus, the Crimea, and the occupied regions of Ukraine). Each of the Company and its Subsidiaries have instituted and maintain policies and procedures designed to promote compliance with Sanctions. In the past six (6) years from the date hereof, the Company or any of its Subsidiaries have not engaged in transactions or activities prohibited by the Sanctions, and the Company and any of its Subsidiaries are not presently engaged in transactions or activities prohibited by the Sanctions. In the past six (6) years from the date hereof, there has been no suit, action, voluntary disclosure, investigation, inquiry, allegation, notice, litigation or Proceeding by or before any Governmental Entity involving each of the Company or any of its Subsidiaries with respect to Sanctions.

(38)	Money Laundering.

The operations of the Company and each of its Subsidiaries are and have been conducted at all times in compliance in all material respects with the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Debt Financing Act (Canada) and any other domestic or foreign anti-money laundering and terrorist financing Laws to which the Company or any of its Subsidiaries are subject (“Money Laundering Laws”). Since December 1, 2023, neither the Company nor any of its Subsidiaries has received any notice alleging that the Company, any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of the Company, no condition or circumstances exist (including any ongoing Proceedings) that would form the basis of any such allegations.

(39)	Nitrosamine.

Based on risk assessments conducted by the Company for EGRIFTA SV and based on risk assessments conducted by TaiMed Biologics Inc. for Trogarzo, no risk of nitrosamine formation has been identified in connection with the distribution of any pharmaceutical products by the Company.

* * *

SCHEDULE D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND THE PARENT

(1)	Organization and Qualification.

Each of the Purchaser and the Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation, and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted.

(2)	Corporate Authorization.

Each of the Purchaser and the Parent the requisite corporate power and authority to enter into and perform its obligations under this Agreement, including the entering into and performance of its obligations under the Contingent Value Rights Agreement. The execution, delivery and performance by each of the Purchaser and the Parent of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement, including the issuance of the CVRs, have been duly authorized by all necessary corporate action on the part of each of the Purchaser and the Parent and no other corporate proceedings on the part of the Purchaser or the Parent are necessary to authorize this Agreement or the consummation of the Arrangement and other transactions contemplated hereby, including the issuance of the CVRs.

(3)	Execution and Binding Obligation.

This Agreement has been duly executed and delivered by each of the Purchaser and the Parent, and (assuming due authorization, execution and delivery by the Company) constitutes a legal, valid and binding agreement of each of the Purchaser and the Parent enforceable against each of the Purchaser and the Parent in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction. The Contingent Value Rights Agreement will, when duly executed and delivered by Purchaser, constitute a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(4)	Governmental Authorization.

The execution, delivery and performance by each of the Purchaser and the Parent of this Agreement and the consummation by each of the Purchaser and the Parent of the Arrangement and the transactions contemplated hereby, including the issuance of the CVRs, do not require any Authorization or other action by or in respect of, or filing with or notification to, any Governmental Entity by the Purchaser or the Parent other than (a) the Interim Order and the Final Order, (b) filings with the Enterprise Registrar under the QBCA, (c) the filing of the Articles of Arrangement, (d) customary filings with the Securities Authorities and the Exchanges and (e) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not be reasonably expected to, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

(5)	No Conflict/Non-Contravention.

The execution and delivery of this Agreement by each of the Purchaser and the Parent, the entering into and performance of its obligations under the Contingent Value Rights Agreement and the performance of its obligations hereunder and the consummation by each of the Purchaser and the Parent of the Arrangement, and the other transactions contemplated hereby, including the issuance of the CVRs, do not and will not:

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser or the Parent; or

(b)

assuming satisfaction of, or compliance with, the matters referred to in Paragraph (4) above, contravene, conflict with or result in a violation or breach of Law; except as would not, individually or in the aggregate, materially delay, impede or prevent the ability of the Purchaser or the Parent to consummate the Arrangement and the transactions contemplated hereby.

(6)	Litigation.

There are no material Proceedings in progress or pending or, to the knowledge of the Purchaser or the Parent, threatened, against or involving the Purchaser or the Parent, or any of their respective affiliates, nor is the Purchaser or the Parent or any of their respective affiliates subject to any outstanding Order in any case that is reasonably likely to prevent or materially delay consummation of the Arrangement or the other transactions contemplated by this Agreement.

(7)	Debt Financing.

The Purchaser has delivered to the Company a true, complete and accurate copy of the executed commitment letter, dated as of the date of this Agreement, among, inter alios, the Parent, [redacted – borrower name], as borrowers (collectively, the “Borrowers”), [redacted – lender name], [redacted – lender name] ([redacted – lender name] and, together with [redacted – lender name], collectively, the “Incremental Lenders”), pursuant to which, among other things, the Incremental Lenders have committed to provide term loans to the Borrowers in the aggregate principal amounts set forth therein, subject to the terms and conditions set forth therein, the proceeds of which are to be used by the Purchaser, an affiliate of the Parent for, among other things, the purpose of financing the transactions contemplated by this Agreement and the Plan of Arrangement (as amended from time to time after the date of this Agreement in compliance with Section 4.7 of this Agreement, the “Debt Commitment Letter”). The Debt Commitment Letter has not been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated as of the date of this Agreement (other than amendments to add lenders, lead arrangers, bookrunners, syndication agents or similar entities pursuant to the terms of the Debt Commitment Letter as and to the extent permitted by Section 4.7 of this Agreement), and as of the date of this Agreement, the commitments and consents set out therein have not been withdrawn, terminated, reduced or rescinded in any respect. Except for a fee letter relating to fees with respect to the Debt Financing (a true, complete and accurate executed copy of which has been provided to the Company, redacted as to fee amounts and other economic terms (which redacted terms do not adversely affect the availability of or impose any additional conditions on the availability of the Debt Financing or reduce the amount of the Debt Financing)), there are no side letters or other written agreements or contracts related to the funding of the Debt Financing other than as expressly set forth in the Debt Commitment Letter delivered to the Company prior to the date of this

Agreement. The Purchaser has fully paid any and all commitment fees or other fees in connection with the Debt Financing that are payable by the Purchaser on or prior to the date of this Agreement. As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligation of the Purchaser and, to the knowledge of the Purchaser, each of the other parties thereto, in each case in accordance with its terms and subject to any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally. There are no conditions precedent or other contractual contingencies related to the funding or investing, as applicable, of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 of this Agreement, no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) the Debt Commitment Letter by the Purchaser or, to the knowledge of the Purchaser, any other parties thereto. As of the date of this Agreement, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.2 of this Agreement, the Purchaser has no reason to believe that any of the conditions to the funding of the Debt Financing contemplated by the Debt Commitment Letter and within the control of the Purchaser will not be satisfied on a timely basis or that the full amount of the Debt Financing required to fund the Required Amount will not be available to the Purchaser at the Effective Time. Assuming the Debt Financing is funded in accordance with the Debt Commitment Letter, the net proceeds of the Debt Financing will, in the aggregate (when taken together with any other available financial resources of the Purchaser at such time, as applicable), be sufficient to enable the Purchaser to fund the aggregate Consideration and the aggregate Exchangeable Subscription Receipt Consideration payable by the Purchaser pursuant to the Arrangement and in accordance with the terms of this Agreement and the Plan of Arrangement, to satisfy all other payment obligations payable by the Purchaser (in each case at Closing) pursuant to this Agreement and the Plan of Arrangement and to make payments in respect of any fees and expenses required to be paid by Purchaser (in each case at Closing) pursuant to this Agreement, the Plan of Arrangement and the Debt Commitment Letter (the “Required Amount”).

(8)	Existing Financing Agreement.

(a)

The Existing Financing Agreement is legal, valid, binding and in full force and effect and is enforceable by the Parent in accordance with its terms, subject to any limitation on enforcement under Law relating to (i) bankruptcy, winding-up, insolvency, arrangement, reorganization or other Law of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(b)

As of the date hereof, no Event of Default (as defined in the Existing Financing Agreement) (hereinafter, an “Existing Financing EOD”) exists under the Existing Financing Agreement, nor does the Parent have knowledge of any condition that with the passage of time or the giving of notice or both would result or constitute an Existing Financing EOD, nor has the Parent or any of its affiliates received any written notice alleging that an Existing Financing EOD has occurred and is continuing under the Existing Financing Agreement.

(c)

The entering into of the Debt Commitment Letter and the consummation of the transactions contemplated thereby (including, without limitation, the funding of the Debt Financing on the terms and conditions described in the Debt Commitment Letter), will not result in an Existing Financing EOD.

(9)	Issuance of CVRs.

The CVRs to be issued pursuant to the Plan of Arrangement as part of the Consideration, the Exchangeable Receipt Consideration, the Warrant Consideration and the Incentive Securities Consideration will, when issued pursuant to the Plan of Arrangement, be duly and validly created free and clear of all Liens (other than Liens created by the holders thereof).

(10)	Security Ownership.

As of the date hereof, neither the Purchaser nor any of its affiliates (including the Parent) or any other Person acting jointly or in concert with any of them, beneficially own or exercises control or direction over any Shares or any securities that are convertible into or exchangeable or exercisable for Shares.

(11)	Assets and Liabilities.

The Purchaser does not have any operations, assets or liabilities, other than pursuant to this Agreement, the D&O Support and Voting Agreements and any other document, agreement or instrument entered into in connection with the Arrangement or the other transactions contemplated by this Agreement.

(12)	Ownership of the Purchaser.

The Parent is, directly or indirectly, the registered and beneficial owner of all of the outstanding securities of the Purchaser.

* * *

SCHEDULE E

FORM OF D&O SUPPORT AND VOTING AGREEMENT

SUPPORT AND VOTING AGREEMENT

July 2, 2025

TO    PURCHASER

Dear Sirs/Madams:

Re:	Support and Voting Agreement

The undersigned understands that CB Biotechnology, LLC (the “Purchaser”) Future Pak, LLC and Theratechnologies Inc. (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Chapter XVI – Division II of the Business Corporations Act (Québec), the result of which shall be the acquisition by the Purchaser of all the outstanding Shares of the Company (the “Shares”).

All capitalized terms used but not otherwise defined in this support and voting agreement (this “Agreement”) shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned is the beneficial or registered owner of, or exercises control or direction over, the number of Shares, other securities convertible into or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this Agreement (collectively, the “Subject Securities”).

1.

The undersigned hereby agrees, solely in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Company, from the date hereof until the termination of this Agreement in accordance with its terms:

(a)

to vote or to cause to be voted all of the Subject Securities entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof but prior to the record date for the Meeting, in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement (the “Transactions”);

(b)

no later than ten (10) days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, to name in such proxies or voting instruction forms those individuals as may be designated by the Company in the Circular and such proxies or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)

not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer” and “to Transfer” shall have a correlative meaning), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement

Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement and any amendment thereto; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that, the undersigned may (i) exercise and/or settle Incentive Securities to acquire additional Shares, and (ii) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (x) such Transfer shall not relieve or release the undersigned of or from his or her obligations under this Agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Transactions, and (y) prompt written notice of such Transfer is provided to the Purchaser; and

(d)

provided the Purchaser is not in material breach of this Agreement or the Arrangement Agreement, not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the Transactions.

2.

Notwithstanding any provision of this Agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this Agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this Agreement shall in any way (i) limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company or other legal obligation to act in the best interests of the Company or (ii) be construed to create any obligation on the part of the undersigned in his or her capacity as a director or officer of the Company to refrain from taking any action in his or her capacity as such.

3.

The undersigned hereby represents and warrants that this Agreement has been duly executed and delivered and, assuming the due authorization, execution and delivery by the Purchaser, is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment or agreement to which the undersigned is a party or by which the undersigned or any of his or her property or assets is bound at the time of such performance.

4.	The Purchaser hereby represents and warrants, that:

(a)

it is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its respective obligations hereunder and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement;

(b)

it has duly executed and delivered this Agreement which constitutes a legal, valid and binding agreement of itself enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.

This Agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the undersigned, decreases the aggregate Consideration or changes the form of Consideration payable under the Arrangement Agreement, or (iii) the termination of the Arrangement Agreement in accordance with its terms.

6.

Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular.

7.

This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

8.

If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by the execution of the enclosed copies of this Agreement where indicated below and return the same to the undersigned, upon which this Agreement as so accepted shall constitute an agreement among the Purchaser and the undersigned.

9.

The parties hereby confirm their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(Signature)

(Print Name)

(Name and Title)

Address:

Shares owned (beneficially or otherwise) as of the date hereof:

Options held as of the date hereof:

SARs held as of the date hereof:

DSUs held as of the date hereof:

[Signature page to the D&O Support and Voting Agreement]

Accepted and agreed on this 2nd day of July, 2025.

CB BIOTECHNOLOGY, LLC

By:
Name:
Title:

[Signature page to the D&O Support and Voting Agreement]

SCHEDULE F

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of •, 2025, (this “Agreement”), is entered into by and among Future Pak, LLC, a Michigan limited liability company (“Parent”), CB Biotechnology, LLC, a Delaware limited liability company (the “Purchaser”) and Computershare Trust Company of Canada, as Rights Agent.

RECITALS

WHEREAS, capitalized terms but not otherwise defined herein shall have the meanings ascribed to such terms in the Arrangement Agreement (defined below);

WHEREAS, Parent, the Purchaser, and Theratechnologies Inc., a corporation existing under the laws of the Province of Québec (the “Company”), have entered into an Arrangement Agreement, dated as of July 2, 2025 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Arrangement Agreement”), pursuant to which, among other things, Parent, the Purchaser, and the Company agreed to consummate an arrangement under Chapter XVI – Division II of the QBCA, whereby, among other things, each outstanding common share in the capital of the Company (each a “Share” and collectively, the “Shares”) shall be transferred to the Purchaser (the “Plan of Arrangement”);

WHEREAS, pursuant to the Arrangement Agreement, as a result of the consummation and completion of the Arrangement, the holders of Shares (other than Dissenting Holders), Options, DSUs, SARs, Warrants and Exchangeable Subscription Receipts, in each case, as of immediately prior to the Effective Time, will become entitled to receive the contingent cash payment hereinafter described on the achievement of the milestone hereinafter described.

WHEREAS, pursuant to this Agreement, the maximum potential aggregate amount of all Milestone Payments (as hereinafter defined) is $65,000,000 in cash, without interest; and

WHEREAS the foregoing recitals are made by Parent and the Purchaser and not by the Rights Agent.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent, the Purchaser and the Rights Agent agree as follows:

ARTICLE I

DEFINITIONS; CERTAIN RULES OF CONSTRUCTION

Section 1.01 Definitions. As used in this Agreement, capitalized terms used but not defined herein shall have the meanings specified in the Arrangement Agreement and the following terms will have the following meanings:

“Acting Holders” means at the time of determination, Holders, alone or in the aggregate, of not less than twenty percent (20%) of the then outstanding CVRs as set forth in the CVR Register.

“Affiliate” means as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Approved Bank” has the meaning set forth in Section 2.04(h).

“Arrangement” means an arrangement under Chapter XVI – Division II of the QBCA in accordance with the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement and the Interim Order (once issued) made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” has the meaning set forth in the recitals hereto.

“Assignee” means a Permitted Assignee or a Required Assignee.

“Beneficial Holders” means any Person who holds a beneficial interest in a CVR that is represented by an CVR registered in the name of CDS or DTC or their respective nominees, for the purposes of being held by or on behalf of CDS or DTC, as the case may be, as custodian for CDS or DTC participants.

“Board of Directors” means the board of directors of Parent.

“Board Resolution” means a copy of a resolution certified by a duly authorized officer of Parent to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Montreal, Québec and Detroit, Michigan are authorized or obligated by law or executive order to remain closed.

“Canadian Option” means an Option granted to and held by a Canadian Optionholder.

“Canadian Optionholder” means the holder of an Option who is subject to Tax pursuant to the Tax Act in respect of such Option.

“CDS” means CDS Clearing and Depository Services Inc., together with its successors from time to time.

“Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

“Commercially Reasonable Efforts” means, with respect to the efforts of a Person to achieve the Milestones, the carrying out of the tasks and activities in pursuit thereof in a commercially reasonable manner and employing such resources commensurate with those that a pharmaceutical company similar to Parent and its Affiliates would normally devote to an approved product currently being commercialized, taking into account all reasonably relevant factors including, as applicable, stage of product life, mechanism of action, efficacy and safety relative to other products in the marketplace approved for the same indication as that of the Product, commercialization costs, the nature of the product, patient needs, the nature and extent of market exclusivity (including patent coverage and regulatory exclusivity), competing products approved for the same indication as that of the Product, actual or projected profitability, payer reimbursement and other conditions then prevailing from time to time; provided, however, that for each of the items noted above, neither (i) the potential payment of the Milestones under this Agreement, nor (ii) the development or commercialization by Parent or its Affiliates of any product in its or their portfolio shall be taken into account in determining the level of efforts to be asserted to achieve a Milestone. For the avoidance of doubt, Commercially Reasonable Efforts shall not require Parent to take any action that would be inconsistent with its broader business interests, financial objectives or strategic initiatives.

“CVRs” means the rights of Holders (granted to initial Holders pursuant to the Arrangement Agreement), to receive cash payments pursuant to the Arrangement Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.03(b).

“CVR Shortfall” has the meaning set forth in Section 4.05(b).

“CVR Shortfall Payment Date” means the date on which the CVR Shortfall is paid to Holders pursuant to Section 4.05(b).

“DTC” means The Depository Trust Company or any successor thereto.

“Effective Time” has the meaning set forth in the Plan of Arrangement.

“EGRIFTA Annual Measurement Periods” means the measurement of EGRIFTA Franchise Gross Profit for the EGRIFTA Annual Percentage Milestones (i) in months one through 12 following the Closing Date; (ii) in months 13 through 24 following the Closing Date; and (iii) in months 25 through 36 following the Closing Date.

“EGRIFTA Annual Milestone Threshold” means $40,000,000 in EGRIFTA Franchise Gross Profit.

“EGRIFTA Annual Percentage Milestones” means the achievement of EGRIFTA Franchise Gross Profit above the EGRIFTA Annual Milestone Threshold for each EGRIFTA Annual Measurement Period.

“EGRIFTA Annual Percentage Milestone Payments” means an amount equal to (i) 50% multiplied by (ii) (A) annual EGRIFTA Franchise Gross Profit minus (B) the EGRIFTA Annual Milestone Threshold for each EGRIFTA Annual Measurement Period.

“EGRIFTA Franchise Gross Profit” means the aggregate Gross Sales measured in United States Dollars received by all Selling Entities the pharmaceuticals marketed as EGRIFTA SV®, EGRIFTA WRTM and any trade name variation thereof sold to third parties, including without limitation, to distributers and end-users (other than any other Selling Entity, except where such Selling Entity is an end-user) less (i) the Permitted Deductions, and (ii) cost of goods, in each case, with respect to such sales and as determined by Parent in accordance with GAAP. For the calculation of EGRIFTA Franchise Gross Profit, the Selling Entities shall not use the increased basis of the cost of goods sold resulting from the consummation of the Arrangement Agreement as may be permitted under GAAP to increase the cost of goods sold as compared to their cost immediately prior to the consummation of the Arrangement Agreement, provided that the foregoing shall not prohibit increases to cost of goods sold or Permitted Deductions in the ordinary course following consummation of the Arrangement Agreement. For greater certainty, when calculating the amounts of Gross Sales, the Permitted Deductions and the cost of goods, no individual item may be deducted more than once.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Employee Equity Award” means an Option that was granted to a holder in such holder’s capacity as an employee of the Company or any of its subsidiaries who is not subject to Tax pursuant to the Tax Act in respect of such Option.

“Exchange Act” has the meaning set forth in Section 4.06.

“First EGRIFTA Milestone” means the achievement of cumulative EGRIFTA Franchise Gross Profit in excess of $150,000,000 for the 36-month period immediately following the Closing.

“First EGRIFTA Milestone Payment” means $10,000,000 aggregate across all CVRs.

“GAAP” means the United States generally accepted accounting principles.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, provincial, local, municipal, foreign, international, multinational, supranational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Gross Profit Statement” means, for a given twelve (12) month period, a written statement of Parent setting forth with reasonable detail (a) a delineation and calculation of EGRIFTA Franchise Gross Profit, and (b) a delineation and calculation of the Permitted Deductions.

“Gross Sales” means the number of units sold multiplied by the unit price of the Product established by the Company and invoiced to the client, prior to the effect of any discount or price reduction, and in each case in accordance with GAAP.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Indemnified Parties” has the meaning set forth in Section 3.02(k).

“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Acting Holders and Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.

“IRS” has the meaning set forth in Section 2.04(f).

“Legal Requirement” means any federal, state, local, municipal, foreign, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, notice or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Majority Holders” means, at the time of determination, Holders of not less than a majority (50%+1) of the then outstanding CVRs as set forth in the CVR Register.

“Milestone” means the First EGRIFTA Milestone, the Second EGRIFTA Milestone, and/or (as context requires) the EGRIFTA Annual Percentage Milestones.

“Milestone Achievement Certificate” has the meaning set forth in Section 2.04(a).

“Milestone Failure Notice” has the meaning set forth in Section 2.05(b).

“Milestone Notice” has the meaning set forth in Section 2.04(a).

“Milestone Notice Date” has the meaning set forth in Section 2.04(a).

“Milestone Outside Date” means the date that is on the third anniversary of the Closing Date.

“Milestone Payments” means, collectively, the First EGRIFTA Milestone Payment, the Second EGRIFTA Milestone Payment, or the EGRIFTA Annual Percentage Milestone Payments and “Milestone Payment” refers to any such payment; provided, that in no event will the aggregate amount of all Milestone Payments exceed $65,000,000.

“Milestone Payment Amount” means, in respect of a Milestone, for a given Holder, (a) an amount equal to the total number of CVRs held by such Holder, as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice, multiplied by the quotient of (i) the Milestone Payment in respect of such Milestone divided by (ii) the aggregate number of CVRs outstanding as of the close of business on the date of the appliable Milestone Notice, provided that (b) for each CVR held by such Holder that is in respect of an Underwater Option or an Underwater SAR as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice, the amount payable to the Holder in respect of such CVR shall be reduced to the amount by which (i) the Cash Consideration plus the quotient of (ii)(A) the Milestone Payment in respect of such Milestone divided by (B) the aggregate number of CVRs outstanding as of the close of business on the date of the appliable Milestone Notice, exceeds (iii) the Exercise Price of such Underwater Option or Underwater SAR; provided further that for each CVR held by such Holder that is in respect of an Underwater Option or an Underwater SAR, (1) if an applicable Milestone Payment does not result in the sum of (b)(i) and (b)(ii) exceeding (b)(iii), then such Milestone Payment may be cumulated with subsequent Milestone Payments, partially or in totality, until the sum of (b)(i) and (b)(ii) exceeds (b)(iii), and (2) any portion of a Milestone Payment in excess of what was taken into account in (b)(ii) to create the excess over (b)(iii) will be paid to the Holder and all future Milestone Payments will entitle the Holder to a payment under (a). Where, given the restrictions above, a Holder in respect of an Underwater Option or an Underwater SAR is not entitled to receive, partially or in totality, the payment of his entitlement as determined in (a) above in respect of a Milestone Payment (the “Non-Payable Portion”), the Non-Payable Portion shall accrue proportionally to the other Holders entitled to receive a Milestone Payment Amount in respect of the Milestone. Annex A attached hereto sets forth an illustrative calculation for Milestone Payment Amounts that become payable to a Holder of an Underwater Option or Underwater SAR, and does not constitute an actual calculation of payment to Holders nor should it be relied upon by Holders to calculate any payments made hereunder.

“Milestone Payment Date” means (i) for the First EGRIFTA Milestone Payment and Second EGRIFTA Milestone Payment, the date that is thirty (30) days following the date on which the First EGRIFTA Milestone and Second EGRIFTA Milestone were achieved, respectively, and (ii) for the EGRIFTA Annual Percentage Milestone Payments, the date that is forty-five (45) days following each EGRIFTA Annual Measurement Period.

“Non-Employee Awards” means each Option that is not an Employee Equity Award and that was granted to a holder who is not subject to Tax pursuant to the Tax Act in respect of such Option.

“Officer’s Certificate” means a certificate signed by an authorized officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Option” means an option to purchase Shares issued pursuant to any of the Share Option Plan or otherwise.

“Permitted Assignee” has the meaning set forth in Section 7.03.

“Permitted Deductions” shall be limited to only the items listed below and, in each case, only to the extent such item would also be a required deduction to Gross Sales for purposes of calculating transaction price under GAAP:

(1) trade, quantity and prompt payment discounts actually allowed;

(2) amounts repaid or credited by reasons of returns, rebates or because of retroactive price reductions or billing corrections;

(3) chargebacks or rebates paid on sale of the Product, including such payments mandated by programs of Governmental Bodies or paid to medical healthcare organizations, to group purchasing organizations or to trade customers in line with approved contract terms; and

(4) discounts pursuant to patient discount programs and coupon discounts.

For the avoidance of doubt, if a single item falls into more than one of the categories set forth above, such item may not be deducted more than once.

“Permitted Transfer” means: a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by CDS or DTC, as the case may be; (f) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the Holder; (g) transfer by gift or transfer to a trust or other estate planning device put in place by Holder for estate planning purposes; or (h) as provided in Section 2.06.

“Person” means any individual, Entity or Governmental Body.

“Plan of Arrangement” has the meaning set forth in the recitals hereto.

“Product” means the pharmaceuticals marketed as (i) EGRIFTA SV®, EGRIFTA WRTM and any trade name variation thereof and (ii) Trogarzo® and any trade name variation thereof.

“Required Assignee” has the meaning set forth in Section 7.03.

“Review Request Period” has the meaning set forth in Section 4.05(a).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.

“SEC” has the meaning set forth in Section 4.06.

“Second EGRIFTA Milestone” means the achievement of Trogarzo and EGRIFTA Franchise Gross Profit in excess of $250,000,000 for the 36-month period immediately following the Closing Date.

“Second EGRIFTA Milestone Payment” means $15,000,000 aggregate across all CVRs.

“Securities Act” has the meaning set forth in Section 4.06.

“Selling Entity” means Parent, the Purchaser, Company, and any of it or their Assignees their respective Affiliates.

“Share Option Plan” has the meaning set forth in the Arrangement Agreement.

“Specified Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent or the Purchaser on a consolidated basis, (b) a transaction involving the Company in which the holders of the voting securities of the Company immediately prior to such transaction collectively own securities representing less than 50% of the Company’s voting power immediately after such transaction, or (c) a merger, consolidation or other business combination involving Parent, the Purchaser or the Company in which Parent, the Purchaser or the Company, as applicable, is not the surviving entity, in the case of each of the foregoing clauses (a) to (c), whether effected directly or indirectly, and whether effected in a single transaction or a series of related transactions; provided that (i) no transfer to an Affiliate of Parent or the Purchaser pursuant to Section 7.03 shall be deemed a Specified Change of Control and (ii) no distribution or disposition of assets of Company to Purchaser, Parent or any of its or their Affiliates, nor any internal reorganization of Purchaser, Parent or any of its or their Affiliates, shall be deemed a Specified Change of Control.

“Supermajority Holders” means, at the time of determination, Holders of not less than seventy-five percent (75%) of the outstanding CVRs as set forth in the CVR Register.

“Tax” means any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, premium, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, escheat or unclaimed property, withholding tax or payroll tax), levy, assessment, tariff, impost, imposition, duty (including any customs duty) or other tax or charge of any kind whatsoever, including any charge or amount (including any fine, penalty, interest or other additions thereto) related thereto, imposed, assessed or collected by or under the authority of any Governmental Body, including as a result of being or having been a member of an affiliated, consolidated, controlled, fiscal, combined, unitary or aggregate group or being a transferee of or successor to any Person or as a result of any express obligation to assume such Taxes or to indemnify any other Person.

“Tax Act” means the Income Tax Act (Canada) and a reference to the Tax Act shall include a reference to any applicable corresponding provincial income Tax legislation.

“Trogarzo and EGRIFTA Franchise Gross Profit” means the aggregate Gross Sales measured in United States Dollars received by all Selling Entities for the Product sold to third parties, including without limitation, to distributers and end-users (other than any other Selling Entity, except where such Selling Entity is an end-user of the Product) less (i) the Permitted Deductions, and (ii) cost of goods, in each case, with respect to such sales and as determined by Parent in accordance GAAP. For the calculation of Trogarzo and EGRIFTA Franchise Gross Profit, the Selling Entities shall not use the increased basis of the cost of goods sold resulting from the consummation of the Arrangement Agreement as may be permitted under GAAP to increase the cost of goods sold as compared to their cost immediately prior to the consummation of the Arrangement Agreement, provided that the foregoing shall not prohibit increases to cost of goods sold or Permitted Deductions in the ordinary course following consummation of the Arrangement Agreement. For greater certainty, when calculating the amounts of Gross Sales, the Permitted Deductions and the cost of goods, no individual item may be deducted more than once.

“Underwater Option” has the meaning set forth in the Plan of Arrangement.

“Underwater SAR” has the meaning set forth in the Plan of Arrangement.

“Undistributed Amounts” has the meaning set forth in Section 2.04(g).

Section 1.02 Rules of Construction. Except as otherwise explicitly specified to the contrary, (a) references to a Section means a Section of this Agreement unless another agreement is specified, (b) the word “including” (in its various forms) means “including without limitation,” (c) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (d) words in the singular or plural form include the plural and singular form, respectively, (e) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (f) all references to dollars or “$” refer to United States dollars.

ARTICLE II

CONTINGENT VALUE RIGHTS

Section 2.01 CVRs. The CVRs represent the rights of Holders (granted to the initial Holders pursuant to the Arrangement Agreement) to receive cash payments corresponding to the Milestone Payment Amounts pursuant to the Arrangement Agreement and this Agreement.

Section 2.02 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted sale, assignment, transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.02 shall be void ab initio and of no effect. Any CVR transferred pursuant to a Permitted Transfer shall remain subject to the terms and conditions of this Agreement.

Section 2.03 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs will not be evidenced by a certificate or other instrument.

(b) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers thereof. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to transfers of CVRs. With respect to any payments to be made under Section 2.04 below, the Rights Agent will accomplish the payment to any former street name holders of Shares by sending one lump payment to each of CDS and DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by CDS and DTC to such street name holders.

(c) Subject to the restrictions on transferability set forth in Section 2.02, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.02), register the transfer of the CVRs in the CVR Register. Parent, the Purchaser and the Rights Agent may require payment of a sum sufficient to cover any stamp, withholding or other Tax or governmental charge that is imposed in connection with any such registration of transfer, but excluding any income Tax payable by the Holder as a result of the transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of a CVR of such applicable Taxes or charges unless and until the Rights Agent is satisfied that all such applicable Taxes or charges have been paid, and shall have the right to require any certificates or other documentation from a Holder to establish the payment, exemption or reduction thereof. As of the date hereof, Parent and the Purchaser acknowledge that they do not intend, based on current Tax Law, to require payment of such applicable Taxes or charges in respect of any such transfer. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement.

(d) A Holder (or an authorized representative thereof) may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder (or an authorized representative thereof). Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.

(e) The Rights Agent will have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, transfer, or redemption of any CVR.

Section 2.04 Payment Procedures; Notices.

(a) If a Milestone is attained, then, on or prior to the applicable Milestone Payment Date, Parent shall deliver to the Rights Agent (i) written notice indicating that a Milestone has been achieved and specifying such Milestone (a “Milestone Notice” and the date on which such Milestone Notice is delivered to the Rights Agent, the “Milestone Notice Date”) and instructing the Rights Agent to solicit tax forms or other information required to make Tax deductions or withholdings as set forth in Section 2.04(e), and an Officer’s Certificate certifying the date of such achievement and that the Holders are entitled to receive the applicable Milestone Payment Amount (the “Milestone Achievement Certificate”), and (ii) the payment of the Milestone Payment Amount, as required by Section 4.02.

(b) If Parent has not delivered to the Rights Agent a Milestone Notice and Milestone Achievement Certificate pursuant to Section 2.04(a) with respect to the achievement of any EGRIFTA Annual Percentage Milestone no later than the forty-fifth (45th) day following the completion of the measurement period for each such EGRIFTA Annual Measurement Period, Parent shall deliver to the Rights Agent no later than two (2) Business Days following the expiry of such forty-five (45) day period (i) written notice indicating that such EGRIFTA Annual Percentage Milestone, as applicable, was not achieved in the immediately preceding twelve (12) month period (a “Milestone Failure Notice”) and an Officer’s Certificate certifying the same, and (ii) the Gross Profit Statement for such EGRIFTA Annual Percentage Milestone.

(c) The Rights Agent will promptly, and in any event within ten (10) Business Days of the receipt of a letter of instruction by Parent or the Purchaser evidencing a Milestone Notice Date (a “CVR Payment Date”), send each Holder at its registered address a copy of such Milestone Notice and pay the applicable Milestone Payment Amount to each of the Holders by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the date of the Milestone Notice, including to CDS, DTC or their respective nominees for subsequent payment to CDS or DTC participants, on behalf of the Beneficial Holders, of the applicable CVRs. In respect of each CVR held through CDS or DTC, all payments on such CVRs shall be made by Parent depositing with the Rights Agent immediately available funds. Such funds as are required for the payments via CDS or DTC shall be deposited by Parent or the Purchaser with the Rights Agent in immediately available funds on or before 11:00 a.m. (Montreal Time) at least three (3) Business Days prior to the date on which such payment is due and payable. The Rights Agent shall use the funds deposited to pay CDS and DTC on the applicable payment date such payment amount then due. The deposit of funds by Parent with the Rights Agent with respect to any payment in respect of CVRs held via CDS and DTC will satisfy and discharge the liability of Parent to such Holders. The further deposit of such funds by the Rights Agent with CDS and DTC with respect to any payment in respect of CVRs held via CDS and DTC will satisfy and discharge the liability of the Rights Agent to such Holders. None of Parent, the Rights Agent or any agent or mandatary of the Rights Agent will be liable or responsible to any person for any aspect of the records related to or payments made on account of beneficial interests in any CVRs held via CDS or DTC. Notwithstanding anything in this Agreement to the contrary, it is the intent of the parties that the Milestone Payment Amounts constitute transaction based compensation within the meaning of US Treasury Regulation Section 1.409A-3(i)(5)(iv)(A) and Section 409A of the Code, as applicable. At the request of a Holder, the Rights Agent will promptly, and in any event within ten (10) Business Days, send each Holder at its registered address a copy of the most recent Milestone Failure Notice and Gross Profit Statement.

(d) No later than two (2) Business Days prior to any CVR Payment Date, the Purchaser shall deposit (or cause to be deposited) with the Rights Agent, by wire transfer of immediately available funds, the Milestone Payment Amount (less any tax required by law to be deducted), for the distribution to the Holders.

(e) Except to the extent any portion of the Milestone Payment Amounts are required to be treated as imputed interest pursuant to applicable Tax law, the Purchaser and Parent agree as follows: (i) to treat the amounts payable with respect to the CVRs (other than CVRs received in respect of Employee Equity Awards, Non-Employee Awards and Canadian Options) and the Milestone Payment Amounts of such CVRs as additional consideration for the Shares pursuant to the Arrangement Agreement for U.S. federal and applicable state and local income Tax purposes; (ii) to treat the amounts payable with respect to the CVRs received in respect of Employee Equity Awards and Non-Employee Awards and the Milestone Payment Amounts of such CVRs, and not the receipt of any such CVR, as compensation (subject to withholding Taxes to the extent required by applicable law) in the year in which such Milestone Payment is made for all U.S. federal and applicable state and local income Tax purposes; and (iii) to treat the CVRs received by a Canadian Optionholder for Canadian Tax purposes as additional consideration for the disposition of the Canadian Options pursuant to the Arrangement

Agreement and the Plan of Arrangement and to treat the Milestone Payment Amounts as proceeds of disposition with respect to such CVRs. To the extent that a CVR is not otherwise described in (i), (ii) and (iii) above, the tax treatment of such CVR shall be determined by the Purchaser in its good faith discretion following consultation with a reputable international tax accounting firm, provided that such treatment shall not be inconsistent with the terms of the Arrangement Agreement and applicable Tax law. Notwithstanding anything to the contrary, it is expressly understood and agreed, for the avoidance of doubt, that the Tax treatment of the Shares, the Warrants and the Exchangeable Subscription Receipts for Canadian Tax purposes shall be as set out in Section 2.12 of the Arrangement Agreement and it shall not be subject to the discretion of the Purchaser, and the parties hereto shall not take any position to the contrary on any Tax Return or for other Tax purposes except as required by applicable Tax law. The Purchaser shall, to the extent required for U.S. federal and applicable state and local income Tax purposes, report imputed interest on the CVRs (other than CVRs received in respect of Employee Equity Awards and Non-Employee Awards) pursuant to Section 483 of the Code.

(f) The Purchaser shall be entitled to deduct and withhold from any cash amounts payable pursuant to this Agreement such amounts as it is required to deduct and withhold by any applicable Tax law. With respect to a holder of an Employee Equity Award, any deduction or withholding may be made, or caused to be made, by Parent or the Purchaser on the amounts otherwise payable to such holder. Prior to making any such Tax deductions or withholdings or causing any such Tax deductions or withholdings to be made with respect to any Holder (other than a Holder in such Holder’s capacity as a holder of an Employee Equity Award), the Purchaser shall instruct the Rights Agent to solicit Internal Revenue Service (“IRS”) Form W-9s or W-8s, or any other appropriate forms or information, from Holders within a reasonable amount of time in order to provide a reasonable opportunity for the Holder to timely provide any necessary Tax forms (including an IRS Form W-9 or an applicable IRS Form W-8) in order to avoid or reduce such withholding, and the Milestone Payment Amount may be reasonably delayed in order to gather such necessary Tax forms. The Purchaser may assume all such forms in its possession or provided by any Holder are valid under applicable Tax law until subsequently notified by such Holder. The Purchaser or its Affiliate shall, or shall cause the Rights Agent to, take all action that may be necessary to ensure that any amounts withheld in respect of Taxes are promptly remitted to the appropriate Governmental Body. To the extent that amounts are so withheld and remitted to the appropriate Governmental Entity, such amounts so remitted shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The Purchaser shall deliver (or shall cause the Rights Agent, the Company or its applicable Affiliate to deliver) to the Person to whom such amounts would otherwise have been paid an original IRS Form 1099 (or in the case of payments to a holder of an Employee Equity Award, an original IRS Form W-2, if applicable) or other reasonably acceptable evidence of such deduction or withholding.

(g) Any portion of any Milestone Payment Amount that the Rights Agent is unable to distribute to a Holder will be held by the Rights Agent for up to twelve (12) months after the Milestone Notice Date (the “Undistributed Amounts”) at which point the Rights Agent will return the Undistributed Amounts to Parent and any Holder will thereafter be entitled to look to Parent for a period of six (6) years or such longer period as may be required by abandoned property, escheat or other similar Legal Requirements for payment of such Milestone Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable law.

(h) Until released in accordance with this Agreement, the Undistributed Amounts shall be recorded in the segregated internal trust account records of the Rights Agent, which account record shall be designated in the name of Parent, and the Undistributed Amounts shall be deposited in one or more trust accounts, such accounts to be denominated in U.S. dollars, to be maintained by the

Rights Agent in the name of the Rights Agent at one or more banks listed in Annex B to this Agreement (each such bank, an “Approved Bank”). The Rights Agent shall retain the amount of interest, if any, payable by such bank or banks on the Undistributed Amounts for its own use and benefit. Notwithstanding the foregoing, if an account at any Approved Bank into which the Undistributed Amounts or any part thereof has been deposited bears a negative interest rate or there is otherwise any fee or other charge assessed on the account or in respect of the amount of cash on deposit, the cost, as determined by the Rights Agent, shall be deducted from the Undistributed Amounts.

(i) All amounts held by the Rights Agent pursuant to this Agreement shall be held by the Rights Agent for Parent and the delivery of any funds to the Rights Agent shall not give rise to a debtor-creditor or other similar relationship. The amounts held by the Rights Agent pursuant to this Agreement are at the sole risk of Parent and, without limiting the generality of the foregoing, the Rights Agent shall have no responsibility or liability for any diminution of the Undistributed Amount that may result from any deposit made with an Approved Bank pursuant to this Section 2.04, including any losses resulting from a default by the Approved Bank or other credit losses (whether or not resulting from such a default) and any credit or other losses on any deposit liquidated or sold prior to maturity. The parties hereto acknowledge and agree that the Rights Agent will have acted prudently in depositing the Undistributed Amounts at any Approved Bank, and that the Rights Agent is not required to make any further inquiries in respect of any such bank. The Rights Agent shall incur no liability with respect to the delivery or non-delivery of any cash whether delivered by hand, wire transfer, certified or registered mail or bonded courier.

(j) The Rights Agent does not have any interest in the Undistributed Amounts but is serving as agent only and is not a debtor of the parties hereto in respect of the Undistributed Amounts.

(k) The Rights Agent accepts the duties and responsibilities under this Agreement as agent, and no trust is intended to be, or is or will be, created hereby and the Rights Agent shall owe no duties hereunder as trustee.

(l) Neither Parent, the Purchaser nor the Rights Agent will be liable to any person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement. If, despite Parent’s and/or the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid prior to six (6) years after the applicable Milestone Payment Date (or immediately prior to such other date on which such Milestone Payment Amount would otherwise escheat to or become the property of any Governmental Body), any such Milestone Payment Amount will, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent.

Section 2.05 No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent, any constituent company to the Arrangement Agreement or any of their respective Affiliates.

Section 2.06 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent without consideration therefor. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article V and Section 7.03 hereunder.

ARTICLE III

THE RIGHTS AGENT

Section 3.01 Certain Duties and Responsibilities.

(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its intentional or gross fault.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights hereunder. The Rights Agent shall be under no obligation to institute any action, suit or proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent unless the Acting Holders (on behalf of the Holders) shall furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision shall not affect the power of the Rights Agent to take such action as the Rights Agent may consider proper, whether with or without any such security or indemnity. All rights of action of any or all Holders under this Agreement may be enforced by the Rights Agent, and any action, suit or proceeding instituted by the Rights Agent shall be brought in its name as the Rights Agent and any recovery in connection therewith shall be for the proportionate benefit of all the Holders, as their respective rights or interests may appear. Parent and its Affiliates shall be entitled to rely solely on the Rights Agent as an authorized representative of the Holders with respect to any such matters concerning the Holders arising hereunder for which the Rights Agent is acting at the written direction of the Acting Holders.

Section 3.02 Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) In the absence of intentional or gross fault on its part, the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

(b) Whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of intentional or gross fault on its part, incur no liability and be held harmless by Parent and the Purchaser for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent may employ such counsel, accountants, other experts, agents, agencies and advisors as it may reasonably require for the purpose of discharging its duties under this Agreement, and the Rights Agent may act, or not act, and shall be protected in acting, or not acting, in good faith on the opinion or advice or on information obtained from any such parties and shall not be responsible for any misconduct on the part of any of them. The reasonable and documented costs of such services shall be added to and be part of the Rights Agent’s fee hereunder.

(d) The Rights Agent shall not be (i) liable for or by any reason of any statements of fact or recitals in this agreement, or (ii) required to verify the same, but all such statements or recitals are and will be deemed to be made by Parent and the Purchaser.

(e) The Rights Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequences of any breach on the part of Parent or the Purchaser of any of the covenants herein contained, or of any acts of the agents of Parent, the Purchaser or the Company.

(f) Notwithstanding whether such losses or damages are foreseeable or unforeseeable, the Rights Agent shall not be liable to any other party under any circumstances whatsoever for any (i) breach by any other party of securities laws or other rule of any Securities Authority, (ii) lost profits, or (iii) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. This section applies in addition to the limitations of liability and any and all indemnification provided by Parent or the Purchaser in favor of the Rights Agent in this Agreement.

(g) The permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty.

(h) The Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises.

(i) The Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent and the Purchaser with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only.

(j) The Rights Agent will have no liability and shall be held harmless by Parent and the Purchaser in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement.

(k) Without limiting any protection or indemnity of the Rights Agent under any other provision of this Agreement, or otherwise at law, Parent and the Purchaser agrees to indemnify and hold harmless the Rights Agent and its Affiliates, officers, directors, employees, agents, successors, and assigns (the “Indemnified Parties”) from and against any and all loss, liability, damage, penalty, claim, action, suit, cost or expense and disbursement (including legal and other fees and expenses), or of whatever kind or nature, which at any time may be imposed on, incurred by or asserted against the Indemnified Parties arising out of or in connection with entering into this Agreement or the performance of its duties hereunder, other than such losses, liabilities or expenses incurred attributable to the Rights Agent’s intentional or gross fault. This provision shall survive the resignation or removal of the Rights Agent, or the termination of this agreement. The Rights Agent shall not be under any obligation to prosecute or defend any action or suit in respect of the relationship which, in the opinion of its counsel, may involve it in expense or liability, unless the Purchaser shall, so often as required, furnish the

Purchaser with satisfactory indemnity and funding against such expense or liability. Notwithstanding the foregoing or any other provision of this agreement, any liability of the Rights Agent shall be limited, in the aggregate, to the amount of its annual retainer fees paid by the Purchaser to the Rights Agent under this Agreement, except where and to the extent that such liability arises directly from the Rights Agent’s intentional or gross fault.

(l) Parent and the Purchaser agree (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder.

(m) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights.

(n) The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Rights Agent, in its sole judgment, determine at any time that its acting under this Agreement has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on ten (10) days written notice to the other parties to this Agreement, provided (i) that the Rights Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

(o) The Rights Agent shall retain the right not to act and shall not be liable for refusing to act due to a lack of information or instructions or if, in its sole judgment, the Rights Agent acting reasonably determines that such act is conflicting with or contrary to the terms of this Agreement, related agreement, or any applicable law or regulation of any jurisdiction or any applicable order or directive of any court, governmental agency or other regulatory body.

Section 3.03 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed.

(i) Parent has the right to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.

(ii) The Supermajority Holders shall have the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect. Notice of such removal will be given by the Supermajority Holders to the Rights Agent and Parent, which notice will be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.03(a)(i) or becomes incapable of acting, Parent, by a Board Resolution, will as soon as is reasonably possible appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. If the Rights Agent is removed pursuant to Section 3.03(a)(ii), the Supermajority Holders, will as soon as is reasonably possible appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed pursuant to this Section 3.03(b) will, forthwith upon its acceptance of such appointment in accordance with Section 3.04, become the successor Rights Agent.

(c) Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.04, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.

(d) The Rights Agent shall cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Section 3.04 Acceptance of Appointment by Successor. Every successor Rights Agent appointed pursuant to Section 3.03(b) hereunder will execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

ARTICLE IV

COVENANTS

Section 4.01 List of Holders. Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within thirty (30) Business Days of the Closing Date.

Section 4.02 Payment of Milestone Payment Amounts. If a Milestone has been achieved in accordance with this Agreement, the Purchaser shall, and Parent shall cause the Purchaser to, deposit with the Rights Agent, for payment to the Holders in accordance with Section 2.04, the aggregate amount necessary to pay the such Milestone Payment Amount to each Holder.

Section 4.03 Books and Records. Parent shall, and shall cause its Affiliates to, keep records in sufficient detail to enable the Holders to determine the amounts payable hereunder.

Section 4.04 Commercially Reasonable Efforts. Parent shall, and shall cause its Affiliates and any Selling Entity to, use Commercially Reasonable Efforts to achieve the Milestones and shall not act in bad faith or take any action with the primary purpose (and not merely the effect) of reducing the achievement of any Milestone.

Section 4.05 Audits.

(a) Upon the written request of the Acting Holders provided to Parent no more frequent that once per calendar year (the “Review Request Period”) in each instance, Parent shall permit, and shall cause its Affiliates to permit, the Independent Accountant to have access during normal business hours to such of the records of Parent or its Affiliates as may be reasonably necessary to verify the accuracy of (i) the Gross Profit Statement for the fiscal year, (ii) the EGRIFTA Franchise Gross Profit to date for the period commencing as at the Closing Date, and (iii) the Trogarzo and EGRIFTA Franchise Gross Profit, and the figures underlying the calculations set forth therein, provided that such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The Independent Accountant shall be charged to come to a final determination with respect to those specific items in the Gross Profit Statement (or the EGRIFTA Franchise Gross Profit or the Trogarzo and EGRIFTA Franchise Gross Profit, as the case may be) that the parties disagree on and submit to it for resolution. All other items in the Gross Profit Statement that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall cause its Affiliates to, furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may request and as are available to Parent or any other Selling Entity. The Independent Accountant shall disclose to the Acting Holders only whether the First EGRIFTA Milestone, the Second EGRIFTA Milestone or EGRIFTA Annual Percentage Milestones were achieved, and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The fees charged by the Independent Accountant for any review requested by the Acting Holders shall be paid by the Acting Holders unless the results of such review result in an upward adjustment to EGRIFTA Franchise Gross Profit for any measurement period in an amount greater than fifteen percent (15%) of the amount reported by Parent on the applicable Gross Profit Statement, in which case Parent shall bear the full cost of such review.

(b) If the Independent Accountant concludes that either the First EGRIFTA Milestone Payment, the Second EGRIFTA Milestone Payment, or any EGRIFTA Annual Percentage Milestone Payment was properly due and was not paid to the Holders, Parent shall pay to the Rights Agent (for further distribution to the Holders) or to each Holder the First EGRIFTA Milestone Payment, the Second EGRIFTA Milestone Payment or any EGRIFTA Annual Percentage Milestone Payment, as applicable, (such amount being the “CVR Shortfall”). The CVR Shortfall shall be paid by Parent within twenty (20) days of the date the Independent Accountant delivers to Parent and the Acting Holders the Independent Accountant’s written report. Absent manifest error, the decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review.

(c) If, upon the expiration of the applicable Review Request Period, the Acting Holders have not requested a review of the Gross Profit Statement in accordance with this Section 4.05, the calculations set forth in the Gross Profit Statement shall be binding and conclusive upon the Holders.

(d) Each person seeking to receive information from Parent in connection with a review pursuant to this Section 4.05 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.

Section 4.06 SEC Reporting.

Parent confirms that the CVRs are not subject to registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the U.S. Securities Exchange Act of 1934, (the “Exchange Act”) and that neither Parent or the Purchaser have a reporting obligation pursuant to Section 15(d) of the Exchange Act. Parent covenants that in the event that (i) any class of Parent or the Purchaser securities shall become registered pursuant to Section 12 of the Exchange Act or Parent or the Purchaser shall incur a reporting obligation pursuant to Section 15(d) of the Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by either in accordance with the Act, Parent shall promptly deliver to the Rights Agent an Officers’ Certificate (in a form provided by the Rights Agent) notifying the Rights Agent of such registration or termination and such other information as the Rights Agent may require at the time. Parent acknowledges that the Rights Agent is relying upon the foregoing representation and covenants in order to meet certain United States Securities and Exchange Commission (“SEC”) obligations with respect to those clients who are filing with the SEC.

Section 4.07 Specified Change of Control.

In the event of a Specified Change of Control of Parent, the Purchaser or the Company prior to the Milestone Outside Date, (i) the Purchaser shall cause the Person (a) in the case of an asset sale, acquiring all or substantially all of the assets of Parent or the Purchaser or (b) in the case of a merger, consolidation or other business combination in which Parent, the Purchaser or the Company is not the surviving entity, succeeding to Parent, the Purchaser or the Company (as the case may be), in each case of (a) and (b), to assume Parent and the Purchaser’s obligations, duties and covenants under this Agreement effective as of the consummation of such Specified Change of Control and (ii) in the case of a transaction involving the Company in which the holders of the voting securities of the Company immediately prior to such transaction collectively own securities representing less than 50% of the Company’s voting power immediately after such transaction, as a condition to the sale, Parent shall cause the Company to assume all obligations of Parent and the Purchaser prior to such transaction. Prior to the consummation of any Specified Change of Control, the Purchaser shall deliver to the Rights Agent an Officer’s Certificate, stating that such Specified Change of Control complies with this Section 4.07 and that all conditions precedent herein relating to such transaction have been complied with.

ARTICLE V

AMENDMENTS

Section 5.01 Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, when authorized by a Board Resolution, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 7.03;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders or the Rights Agent;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.03 and 3.04; or

(vi) any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders or the Rights Agent;

provided that, in each case of clauses (i) through (vi), Parent shall provide the Rights Agent with written notice of any such amendment, including a copy of such amendment.

(b) Without the consent of any Holders, Parent, when authorized by a Board Resolution, and the Rights Agent, in the Rights Agent’s sole and absolute discretion, at any time and from time to time, may enter into one or more amendments hereto, to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.04.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.01, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.02 Amendments with Consent of Holders.

(a) Subject to Section 5.01 (which amendments pursuant to Section 5.01 may be made without the consent of the Holders), with the consent of the Majority Holders, whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Supermajority Holders:

(i) modify in a manner adverse to the Holders (A) any provision contained herein with respect to the termination of this Agreement or the CVRs, (B) the time for, and amount of, any payment to be made to the Holders pursuant to this Agreement, or (C) the definition of the First EGRIFTA Milestone, the definition of the Second EGRIFTA Milestone or the definition of the EGRIFTA Annual Percentage Milestone;

(ii) reduce the number of CVRs; or

(iii) modify any provision of this Section 5.02, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby;

provided further that no amendment that would have a disproportionate adverse effect on its face to one or more Holders shall be effective without the consent of each of such Holders who would be disproportionately adversely affected.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.02, Parent will mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.03 Execution of Amendments. In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise. No supplement or amendment to this Agreement shall be effective unless executed by the Rights Agent.

Section 5.04 Effect of Amendments. Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

ARTICLE VI

TAXES

Section 6.01 Withholding. Parent shall deduct and withhold from amounts otherwise payable pursuant to this Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payments under any applicable provisions of federal, state, provincial, municipal, local or foreign legislation, regulation or guideline (including national, provincial or territorial). To the extent that amounts are so deducted or withheld and remitted to the applicable taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE VII

OTHER PROVISIONS OF GENERAL APPLICATION

Section 7.01 Notices to Rights Agent and Parent. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when delivered in person, by overnight courier or by electronic mail, or two (2) Business Days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

If to the Rights Agent, to it at:

Computershare Trust Company of Canada

650 boulevard de Maisonneuve West, 7th Floor

Montreal, Québec H3A 3T2

Attention: General Manager, Corporate Trust Department

Email: [redacted – email address]

If to Parent or the Purchaser, to it at:

c/o Honigman LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226-3506

Attention: [redacted – name]

Email: [redacted – email address]

with a copy to:

Honigman LLP

2290 First National Building

660 Woodward Avenue

Detroit, MI 48226-3506

Attention: [redacted – name]

Email: [redacted – email address]

and to:

McMillan LLP

TD Canada Trust Tower, Suite 1700

421 7th Avenue S.W.

Calgary, Alberta T2P 4K9

Attention: [redacted – name]

Email: [redacted – email address]

The Rights Agent, Parent or the Purchaser may specify a different address or facsimile number by giving notice in accordance with this Section 7.01.

Section 7.02 Notices to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 7.03 Parent and Purchaser Successors and Assigns. Parent and the Purchaser may assign any or all of its rights, interests and obligations hereunder to (a) in its sole discretion and without the consent of any other party, to any Affiliate of Parent, but only for so long as it remains an Affiliate of Parent and that such assignment does not result in a different Tax treatment to the Holders upon any payments made pursuant to this Agreement, (b) in its sole discretion and without the consent of any other party, to any other Person in connection with a transfer of all or substantially all of Parent’s or the Purchaser’s, as the case may be, rights with respect to the commercialization, marketing, or sale of the Product, provided that the Assignee expressly assumes all payment obligations under this Agreement or (c) with the prior written consent of the Supermajority Holders, any other Person (any permitted assignee under clauses (a) - (c), a “Permitted Assignee”), in each case provided that the Assignee agrees to assume and be bound by all of the terms of this Agreement. In the event Parent or the Purchaser transfers all or substantially all of its rights with respect to the development, commercialization or marketing of the Product to a Permitted Assignee, Parent or the Purchaser, as applicable, shall assign all of its rights, interests and obligations hereunder to the assignee of such development, commercialization or marketing rights (any such required assignee, a “Required Assignee”). Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent or the Purchaser, as applicable, pursuant to the prior sentence. In connection with any assignment to an Assignee pursuant to Section 7.03(a) and Section 7.03(b), Parent or the Purchaser, as applicable (and the other assignor) shall remain liable for the performance by each Assignee (and such other assignor, if applicable) of all obligations of Parent (or the Purchaser’s, as applicable) hereunder, with such Assignee substituted for Parent or the Purchaser, as applicable, under this Agreement. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s (or the Purchaser’s, as applicable) successors and each Assignee. Each of Parent’s (or the Purchaser’s, as applicable) successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent or the Purchaser, as applicable. The Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.03 shall be void and of no effect.

Section 7.04 Benefits of Agreement. Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent, the Purchaser, the Purchaser’s successors and Assignees, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Arrangement Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable. Parent hereby agrees not to, and to cause the Purchaser and their respective Affiliates or Selling Entities not to, circumvent, avoid, bypass or obviate, directly or indirectly, the provisions and/or intent of this Agreement.

Section 7.05 Enforcement of Rights of Holders. Any actions seeking enforcement of the rights of Holders hereunder may be brought either by the Rights Agent or the Acting Holders.

Section 7.06 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) This Agreement, the CVRs and all actions arising under or in connection therewith shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable thereto, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b) Each of the parties hereto (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of Québec courts situated in the City of Montreal.

Section 7.07 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree shall remain in full force and effect to the extent not held invalid or unenforceable. The parties further agree to replace such invalid or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable provision.

Section 7.08 Counterparts and Signature. This Agreement may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not sign the same counterpart.

Section 7.09 Termination. This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all potential Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Supermajority Holders, and (c) if any Milestone Payment has not been achieved by the Milestone Outside Date, one day following the Milestone Outside Date.

Section 7.10 Entire Agreement. This Agreement and the Arrangement Agreement (including the schedules, annexes and exhibits thereto and the documents and instruments referred to therein) contain the entire understanding of the parties hereto and thereto with reference to the transactions and matters contemplated hereby and thereby and supersedes all prior agreements, written or oral, among the parties with respect hereto and thereto.

Section 7.11 Payments on Next Business Day. In the event that a Milestone Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the applicable Milestone Payment Date.

Section 7.12 Force Majeure. No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, pandemics, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period equivalent to the time lost because of any delay pursuant to this Section.

Section 7.13 Privacy Laws. The parties acknowledge that the Rights Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

a)	to provide the services required under this agreement and other services that may be requested from time to time;

b)	to help the Rights Agent manage its servicing relationships with such individuals;

c)	to meet the Rights Agent legal and regulatory requirements; and

d)	if social insurance numbers are collected by the Rights Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Rights Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Rights Agent shall make available on its website, www.computershare.com, or upon request, including revisions thereto. The Rights Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Rights Agent any personal information relating to an individual who is not a party to this agreement unless that party has assured itself that such individual understands and has consented to the aforementioned terms, uses and disclosures.

Section 7.14 Language. The parties expressly acknowledge that it is their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

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IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

FUTURE PAK, LLC

By:
Name:
Title:

CB BIOTECHNOLOGY, LLC

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

[Signature page to the D&O Support and Voting Agreement]

ANNEX A

Illustrative Example Payment to Underwater Option or Underwater SAR

To be inserted at date of signature.

ANNEX B

Approved Banks

To be inserted at date of signature.